333-165466

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Jacksonville Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001484949
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

To Be Assigned
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Illinois, on March 12, 2010.

JACKSONVILLE BANCORP, INC.

By: [signature]
Richard A. Foss
President and Chief Executive Officer

Exhibit 99.3

PRO FORMA VALUATION REPORT

JACKSONVILLE BANCORP, INC.
Jacksonville, Illinois

PROPOSED HOLDING COMPANY FOR:
JACKSONVILLE SAVINGS BANK
Jacksonville, Illinois

Dated As Of:
February 19, 2010

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

TABLE OF CONTENTS
JACKSONVILLE BANCORP, INC.
JACKSONVILLE SAVINGS BANK
Jacksonville, Illinois

TABLE OF CONTENTS
JACKSONVILLE BANCORP, INC.
JACKSONVILLE SAVINGS BANK
Jacksonville, Illinois
(continued)

LIST OF TABLES
JACKSONVILLE BANCORP, INC.
JACKSONVILLE SAVINGS BANK
Jacksonville, Illinois

February 19, 2010

Boards of Directors
Jacksonville Bancorp, MHC
Jacksonville Bancorp, Inc.
Jacksonville Savings Bank
1211 West Morton Avenue
Jacksonville, Illinois 62650

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by newly formed Jacksonville Bancorp, Inc, Jacksonville, Illinois ("Jacksonville Bancorp" or the "Company") in connection with the mutual-to-stock conversion of Jacksonville Bancorp, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 54.1% of the common stock (the "MHC Shares") of the mid-tier holding company for Jacksonville Savings Bank, Jacksonville, Illinois (the "Bank"). The remaining 45.9% of the mid-tier holding company's common stock is owned by public stockholders. The existing mid-tier holding company, which completed its initial public stock offering in May 2002, owns 100% of the common stock of the Bank. It is our understanding that Jacksonville Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Employee Plans, Supplemental Eligible Account Holders and Other Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community with a preference given first to natural persons residing in Morgan, Cass, Sangamon, Macoupin, Greene, Scott, Montgomery and Pike Counties and then to Jacksonville Bancorp's public stockholders.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC") and the Department of Banking of the Commissioner of Banks and Real Estate (the "Commissioner") of the State of Illinois in the absence of separate written valuation guidelines.

Plan of Conversion

On January 19, 2010, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization of the Mutual Holding Company (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the

Washington Headquarters
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1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

stock form of organization. Pursuant to the Plan of Conversion, (i) newly formed Jacksonville Bancorp will be organized as a stock subsidiary of the mid-tier holding company, (ii) the MHC will merge with and into the mid-tier holding company (the "MHC Merger") with the mid-tier holding company being the survivor, and the MHC Shares will be cancelled; (iii) the mid-tier holding company will merge with the newly formed Jacksonville Bancorp (the "Mid-Tier Merger") with Jacksonville Bancorp as the resulting entity and Bank becoming a wholly-owned subsidiary of Jacksonville Bancorp; and (iv) immediately after the Mid-Tier Merger, newly formed Jacksonville Bancorp will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of February 19 2010, the MHC's ownership interest in Jacksonville Bancorp approximated 54.1%. The Company will also issue shares of its common stock to the public stockholders of Jacksonville pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Jacksonville Bancorp common stock as owned immediately prior to the conversion. As of February 19, 2010, the public stockholders' ownership interest in Jacksonville Bancorp approximated 45.9%.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Jacksonville Bancorp, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Jacksonville Bancorp, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 2005 through 2009, and due diligence related discussions with Jacksonville Bancorp's management; BKD LLP, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Jacksonville Bancorp's conversion counsel; and Keefe Bruyette and Woods, Inc., the Company's financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Jacksonville Bancorp operates and have assessed Jacksonville Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Jacksonville Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Jacksonville Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Jacksonville Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Jacksonville Bancorp's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Jacksonville Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Jacksonville Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Jacksonville Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Jacksonville Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Jacksonville Bancorp. The valuation considers Jacksonville Bancorp only as a going concern and should not be considered as an indication of Jacksonville Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Jacksonville Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Jacksonville Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Jacksonville Bancorp following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Jacksonville Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 19, 2010, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Jacksonville Bancorp, and (2) exchange shares issued to existing public shareholders of Jacksonville Bancorp, was equal to $21,727,900 at the midpoint, equal to 2,172,790 shares at $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Jacksonville Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Jacksonville Bancorp equal to 45.92% as of December 31, 2009. The exchange ratio to be received by the existing minority shareholders of Jacksonville Bancorp will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 0.9615 shares, 1.1312 shares, 1.3009 shares and 1.4960 shares of newly issued shares of Jacksonville Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $10.00 per share offering price, and the resulting exchange ratios are shown below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	2,873,516	1,553,938	1,319,578	1.4960
Maximum	2,498,709	1,351,250	1,147,459	1.3009
Midpoint	2,172,790	1,175,000	997,790	1.1312
Minimum	1,846,872	998,750	848,122	0.9615
Distribution of Shares				
Super Maximum	100.00%	54.08%	45.92%	
Maximum	100.00%	54.08%	45.92%	
Midpoint	100.00%	54.08%	45.92%	
Minimum	100.00%	54.08%	45.92%	
Aggregate Market Value(1)				
Super Maximum	$28,735,160	$15,539,380	$13,195,780	
Maximum	$24,987,090	$13,512,500	$11,474,590	
Midpoint	$21,727,900	$11,750,000	$9,977,900	
Minimum	$18,468,720	$9,987,500	$8,481,220	

(1) Based on offering price of $10.00 per share.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Jacksonville Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Jacksonville Bancorp as of December 31, 2009, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Jacksonville Bancorp and the exchange of the public shares for newly issued shares of Jacksonville Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC, Jacksonville Bancorp and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Jacksonville Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Jacksonville Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

James P. Hennessey
Director

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Jacksonville Savings Bank ("Jacksonville" or the "Bank") is an Illinois-chartered savings bank headquartered in Jacksonville, Illinois. The Bank conducts business from its main office and six branches, two of which are located in Jacksonville and one of which is located in each of the following Illinois communities: Virden, Litchfield, Chapin, and Concord. The Bank was originally chartered in 1916 as a state-chartered savings and loan association and converted to a state-chartered savings bank in 1992. Jacksonville is located in central Illinois approximately 40 miles west of Springfield and approximately 90 miles north of St. Louis. The Bank's market area is Morgan, Macoupin and Montgomery Counties in Illinois.

Jacksonville Bancorp, MHC (the "MHC") was organized on April 20, 1995 for the purpose of acquiring all of the capital stock of the Bank in conjunction with the completion of the Bank's reorganization into a two tier mutual holding company ("MHC"). Simultaneously, the Bank completed a minority issuance of its common stock to the public through the sale of 557,508 shares of common stock to the public, representing 43.30% of the outstanding shares, at $10.00 per share. An additional 729,992 shares, or 56.70%, of the outstanding shares of the Bank were issued to the MHC. An Employee Stock Ownership Plan ("ESOP") was established and acquired 44,600 shares of the Bank's common stock in the offering. Jacksonville Bancorp, Inc. ("Jacksonville Bancorp" or the "Company") was incorporated under Federal law on May 3, 2002 pursuant to reorganization into a three-tier mutual holding company structure. The Company's sole business activity is the 100% ownership of the Bank. At the time of the reorganization into the three-tier structure, the minority stockholders and the MHC maintained the same proportionate ownership interest in the Company as they maintained in the Bank prior to the reorganization.

The most significant asset of the Company is its equity investment in the Bank; in addition. As of December 31, 2009, the Company had $288.8 million in assets, $254.7 million in deposits and total equity of $25.3 million, or 8.75% of total assets. Owing to a small balance of intangible assets equal to $2.7 million, Jacksonville Bancorp's tangible equity was modestly lower, equal to $22.6 million or 7.80% of total assets. The Company's audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion

On January 19, 2010, Jacksonville Bancorp announced that the Boards of Directors of the MHC, the Company and the Bank unanimously adopted a Plan of Conversion and Reorganization of the Mutual Holding Company (the "Plan of Conversion"), pursuant to which Jacksonville Bancorp will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering ("Second Step Conversion" or "Offering") that will include the sale of the MHC's ownership interest in Jacksonville Bancorp. Pursuant to the Plan, (i) the Bank will become a wholly owned subsidiary of a to-be-formed Maryland chartered corporation ("Jacksonville Bancorp-Maryland"), (ii) the shares of common stock of the Company held by persons other than the MHC (whose shares will be canceled) will be converted into shares of common stock of Jacksonville Bancorp-Maryland pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iii) Jacksonville Bancorp-Maryland will offer and sell shares of common stock representing the ownership interest of the MHC to eligible members of the MHC in a subscription and community offering and, if necessary, a syndicated community offering. For the remainder of this appraisal, because they both represent the publicly-traded entity in the organization, Jacksonville Bancorp and Jacksonville Bancorp-Maryland will collectively be referred to as "the Company" or "Jacksonville Bancorp".

Purpose of the Reorganization

The Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of Jacksonville Bancorp in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for continued growth and will provide funds for additional lending. Future growth opportunities are also expected through the current branch network as well as through de novo branching in the regional markets served. Additionally, the Second Step Conversion may facilitate the Company's ability to complete acquisitions; the mutual holding company structure is limiting with respect to the ability to complete significant acquisitions owing to the inability to offer a stock component in the transaction consideration. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity (and potentially the pricing) of the common stock.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. The balance of the net offering proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities, general corporate purposes and/or expansion and diversification.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, growing primarily through the current delivery channels. If appropriate, Jacksonville Bancorp may also consider various capital management strategies to assist in the long-run objective of increasing return on equity.

Strategic Overview

Throughout much of its corporate history, the Company's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Morgan, Macoupin and Montgomery Counties in Illinois. In this regard, the Company historically pursued a portfolio residential lending strategy typical of a thrift institution. In recent years, the Company has pursued diversification into commercial and agricultural mortgage as well as commercial and agricultural business lending ("C&I Lending"), and these categories have become more significant over the Company's recent history. As of December 31, 2009, Jacksonville Bancorp fits a typical community bank lending profile with a broadly diversified mix of residential, commercial and agricultural mortgage as well as non-mortgage C&I and consumer loans

In conjunction with the Company's community bank lending strategy, the Company has been required to build a supporting infrastructure to support the ability to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Additionally, the Company has employed senior management including lending personnel who have local experience, to conduct the commercial and agricultural lending operations. The Company's diversified lending strategy is evidenced in Jacksonville Bancorp's loan portfolio composition which indicates that which commercial, agricultural and multi-family mortgage and construction loans totaled $61.0 million (35.1% of total net loans) and C&I including agricultural business loans totaled $34.4 million (19.8% of total net loans). Together, commercial mortgage and C&I loans equaled 54.9% of the net loan portfolio. Importantly, growth in commercial lending is targeted to continue as such loans will continue to be a strategic emphasis of the Company. Despite the recent emphasis on commercial lending, 1-4 family residential and construction loans continue to comprise a significant portion of the loan portfolio, at $38.6 million, or 22.2% of total loans as of December 31, 2009. Together with mortgage secured home equity and home improvement loans, residential loans comprised 38.4% of total net loans.

The Company's interest-earning assets ("IEA") also include interest-earning deposits and short- to intermediate-term investment securities and mortgage-backed securities ("MBS"), substantially all of which are currently classified as available for sale ("AFS"). The Company has historically deployed a substantial portion of its IEA into investment securities and MBS as the markets served by the Company have limited population bases and have actually been shrinking in recent periods and thus, lending opportunities have been relatively limited. As a result, Jacksonville Bancorp has utilized the investment and MBS portfolios to deploy excess investable funds and for leveraging of capital and the cash and investment portfolio has been maintained at relatively high levels, in a range of 30-38% of total assets over the last five fiscal years. At the same time, over the past five years, management has made an effort to redeploy funds into whole loans in recent periods with the objective of improving the Company's yields, spreads and overall earnings.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. The Company has sought to increase the deposit base through efforts to develop a comprehensive sales culture throughout the principal customer contact points of the Company. In this regard, Jacksonville Bancorp's focus has been on developing broad customer relationships emphasizing the value that the Company brings to the customer relationship as a whole. These sales oriented strategies have also been implemented to attract both commercial and consumer account relationships with a focus on building transaction accounts.

The Company's focus on service and convenience has been reflected in both the renovation of existing branches and ongoing development of new branches. The Company has introduced alternative delivery mechanisms including ATMs, a telephone call center and Internet banking to support the relatively high level of transaction accounts. Partially as a result of the recent checking account growth as well as growth in money market savings accounts, the proportion of deposits comprised of certificate of deposits ("CDs") has been diminishing over the last five fiscal years and equaled 57.2% of deposits as of December 31, 2009.

The Company has typically utilized borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and interest rate risk; and (2) as a supplement to funding operations through deposits. Following the Second Step Conversion, the Company believes it will continue to utilize FHLB advances and short term reverse repurchase agreements which have constituted the primary source of borrowings in the past, when the "all in" cost of funds compares favorably to deposits. Funding through borrowings has been modest in recent periods as the Company sought to limit the need for funds by redeploying funds out of the securities portfolio into the loan portfolio. At December 31, 2009, the balance of FHLB advances had been retired and the only borrowings were $3.8 million of short term reverse repurchase agreements.

In addition to its traditional banking, Jacksonville Bancorp has diversified operationally into activities which it believes are synergistic with its core banking business and customer base. The diversification has primarily been accomplished through the operations of a wholly-owned subsidiary of the Bank, Financial Resources Group, Inc. ("Financial Resources"), an Illinois corporation. Financial Resources is engaged in the business of originating commercial business loans and commercial mortgage loans. In addition, Financial Resources operates an investment center engaged in the business of buying and selling stocks, bonds, annuities and mutual funds for its customers' accounts. This activity has provided commission income from the sale of non-traditional financial products and services, thereby supporting the Company's non-interest income. At the same time, this activity has also resulted in increased operating costs to support of such activities. The net earnings impact of the activities of Financial Resources has been relatively modest historically, and the net income of Financial Resources for fiscal 2009 equaled $299 thousand, which approximates 21.4% of consolidated net income for the Company.

As a result of the modest overall profitability of Jacksonville Bancorp's non-traditional fee based activities, the Company's earnings base is largely dependent upon net interest income and operating expense levels. In this regard, the Company's earnings from fiscal 2005 through 2007 were impacted by spread compression, reflecting the impact of Federal Reserve rate hikes which caused a flattening yield curve and rising funding costs for the Company. However, recent rate reductions by the Fed have positively impacted Jacksonville Bancorp's spreads which, coupled with balance sheet growth, has resulted in a favorable spread and overall earnings trend since the end of fiscal 2007. Contrary to the trend for the prior four fiscal years, Jacksonville Bancorp's results for the 2009 have been impacted by a number of unusual income and expenses, including higher loan loss provisions, gains on the sale of securities in connection with a restructuring of the portfolio and higher mortgage banking income as a result of increased secondary market loan sales.

The post-offering business plan of the Company is expected to be a continuation of current operations with similar products and services. Specifically, the Company will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In this regard, the Company will continue to be focused on developing a broadly diversified mix of commercial and retail consumer account relationships, both from a lending and depository perspective within the constraints imposed by its market.

Balance Sheet Trends

Between the fiscal years ended December 31, 2005 and December 31, 2009, the Company's asset base has increased by a 3.27% annual compound rate, with total assets at December 31, 2009 of $288.8 million (See Table 1.1 for details). Recent asset growth has recently been directed toward expanding the loan portfolio, which has increased at a 5.14% compounded annual rate since fiscal 2005. In this regard, loan growth was more significant through fiscal 2008 while loan balances declined in fiscal 2009 as the recessionary economic environment limited loan demand and led management to focus more intensively on credit quality. As previously noted, the Company's markets present limited lending opportunities, particularly in the prevailing economic environment. Since 2005, the Company's loan portfolio has grown faster than total assets, and the percentage of the balance sheet held in loans has increased while the percentage of cash and investment securities has declined.

Table 1.1
Jacksonville Bancorp, Inc.
Historical Balance Sheet Data

	At Fiscal Year Ended December 31,										12/31/05-12/31/2009 Annual Growth Rate
	2005		2006		2007		2008		2009		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$253,946	100.00%	$267,372	100.00%	$288,489	100.00%	$288,275	100.00%	$288,846	100.00%	3.27%
Loans receivable, net	142,771	56.22%	155,264	58.07%	177,728	61.61%	184,337	63.94%	174,497	60.41%	5.14%
Investment securities AFS	80,821	31.83%	79,978	29.91%	66,295	22.98%	49,639	17.22%	37,196	12.88%	-17.63%
Mortgage-backed securities AFS	8,646	3.40%	8,210	3.07%	15,415	5.34%	27,795	9.64%	40,984	14.19%	47.55%
Cash and cash equivalents	6,681	2.63%	9,331	3.49%	12,175	4.22%	7,145	2.48%	15,696	5.43%	23.80%
Goodwill	2,727	1.07%	2,727	1.02%	2,727	0.95%	2,727	0.95%	2,727	0.94%	0.00%
FHLB Stock	1,539	0.61%	1,109	0.41%	1,109	0.38%	1,109	0.38%	1,109	0.38%	-7.87%
Bank-Owned Life Insurance	-	0.00%	334	0.12%	3,186	1.10%	3,907	1.36%	4,095	1.42%	NM
Deposits	$218,370	85.99%	$232,913	87.11%	$245,721	85.18%	$238,151	82.61%	$254,700	88.18%	3.92%
Borrowings	11,350	4.47%	9,035	3.38%	14,936	5.18%	21,133	7.33%	3,789	1.31%	-23.99%
Stockholders' equity	$20,103	7.92%	$21,145	7.91%	$22,618	7.84%	$24,259	8.42%	$25,263	8.75%	5.88%
Tangible stockholders' equity	$17,376	6.84%	$18,418	6.89%	$19,891	6.89%	$21,532	7.47%	$22,536	7.80%	6.72%
Loans/Deposits		65.38%		66.66%		72.33%		77.40%		68.51%	
Banking offices (2)	7		7		7		7		7		

(1) Ratios are as a percent of ending assets.
(2) Figures include four full service offices and three transactional facilities.

Sources: Jacksonville's Bancorp's audited financial statements and prospectus and RP Financial calculations.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 3.92% since the end of fiscal 2005. In contrast, in view of the limited need for funds, borrowings have diminished since the end of fiscal 2005, and currently represent a nominal portion of Jacksonville Bancorp's interest-bearing liabilities ("IBL").

The annual growth rate of stockholders' equity equaled 5.88% since the end of fiscal 2005, with modest expansion of the equity base primarily reflecting the impact of retained earnings exceeding dividend payments and stock repurchases for the period. Additionally, the growth of capital since the end of fiscal 2005 has been limited by the Company's comparatively modest earnings level overall (i.e., earnings have ranged between 0.22% and 0.52% of average assets). Coupled with moderate asset growth which approximated the growth of equity, the equity-to-assets ratio has increased modestly, from 7.92% as of the end of fiscal 2005 to 8.75% as of the end of fiscal 2009. The post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Loans Receivable. Loans receivable totaled $174.5 million, or 60.41% of total assets as of December 31, 2009 and was comprised of $173.7 million of portfolio loans and $0.8 million of loans held-for-sale. Loans receivable reflects annualized growth of 5.14% since the fiscal year ended 2005. Consistent with Jacksonville Bancorp's efforts to build a broad-based community banking franchise, the Company's loan portfolio composition reflects an increasing level of diversification. Specifically, since the end of fiscal 2005, residential secured loans have declined as a percentage of total loans and commercial mortgage and C&I loans have increased. As of December 31, 2009, the foregoing diversification efforts are reflected in the loan portfolio composition as residential mortgage and home equity loans together comprised approximately 38.4% of total net loans, commercial, multi-family and agricultural mortgage loans totaled 35.1% and C&I loans including agricultural business loans totaled 19.8%. The balance or 8.0% of total net loans was comprised of consumer non-mortgage loans.

Cash, Investments and Mortgage-Backed Securities. The intent of the Company's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments to assets has reduced since the end of fiscal 2005 as funds have been redeployed into loans receivable and borrowings have been paid down. As of December 31, 2009, the Company's portfolio of cash and cash equivalents totaled $15.7 million, equal to 5.43% of assets, investment securities classified as AFS totaled $37.2 million, equal to 12.88% of assets (see Exhibit I-3 for the investment portfolio composition), and MBS classified as AFS totaled $41.0 million, equal to 14.19% of assets. All MBS are directly or indirectly insured or guaranteed by Freddie Mac, Ginnie Mae or Fannie Mae. Other than $3.1 million of Ginnie Mae ARMs, the MBS are comprised of fixed interest rate securities. The investment securities portfolio was comprised of U.S. agency securities ($9.1 million) and municipal bonds with a balance of $28.1 million. The municipal bonds are issued by cities and towns and other subdivisions, generally within the State of Illinois and are at least A rated by Moody's, Standard and Poor's, or Fitch. The Company also maintains permissible investments in FHLB stock and equity investments qualifying as permissible investments by the FDIC and the Illinois Department of Financial and Professional Regulation ("IDFPR"). The types of investments are not expected to change significantly over the course of the near-term, but the overall mix may change based on market conditions, asset/liability objectives, interest rate risk position and the level of proceeds from the stock offering. The offering proceeds are expected to be initially invested in investment securities and MBS.

Bank Owned Life Insurance. As of December 31, 2009, the balance of bank owned life insurance ("BOLI") totaled $4.1 million, equal to 1.42% of total assets. The majority of BOLI was purchased in December 2007 and recent increases are related to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Goodwill and Intangible Assets. Jacksonville Bancorp maintained goodwill totaling $2.7 million, equal to 0.94% of assets at December 31, 2009. Goodwill is currently tested for impairment quarterly.

Funding Structure. Retail deposits have consistently been the substantial portion of balance sheet funding. Since December 31, 2005, deposits have grown at a modest 3.92% compounded annual rate. The Company has been seeking to build the balance of transaction accounts and has achieved some success in this regard as CDs represent a diminishing portion of total deposits. Specifically, the proportion of CDs to total deposits has declined from 59.0% in fiscal 2008, to 57.2% as of the end of fiscal 2009. The Company has continually utilized borrowed funds over the last five fiscal years, with borrowings generally consisting of FHLB advances and reverse repurchase agreements. However, in view of deposit growth and loan reductions in fiscal 2009, the Company has paid down its outstanding borrowings. As of December 31, 2009, borrowings consisted solely of reverse repurchase agreements with a balance of $3.8 million, equal to 1.31% of assets.

Equity. The Company's stockholders' equity increased modestly since the end of fiscal 2005 to equal $25.3 million as of December 31, 2009. The ratio of stockholders' equity to assets has increased modestly as capital growth exceeded the rate of asset growth such that the equity ratio increased from 7.92% as of December 31, 2005, to 8.75% as of December 31, 2009. Excluding a small balance of intangible assets, Jacksonville Bancorp's tangible capital equaled $22.5 million as of the fiscal 2009 year end, equal to 7.80% of assets. The Bank maintained capital surpluses relative to its regulatory capital requirements at December 31, 2009, and qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen the Company's regulatory capital position and support further growth. As discussed previously, the post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years through December 31, 2009. The Company has consistently reported positive earnings, ranging from a low of $619 thousand, equal to 0.22% of average assets in fiscal 2007, to a high of $1.5 million, or 0.52% of average assets reported in fiscal 2008. For the fiscal year ended December 31, 2009, the Company reported net income of $1.4 million, equal to 0.47% of average assets. The low level of earnings in fiscal 2007 was attributable to spread compression from a flattened yield curve. Reported earnings increased through fiscal 2009 due to the positive impact of growth of the net interest margin as reversion to a positively sloped yield curve environment improved the Company's interest rate spreads. At the same time, the positive impact of growth in Jacksonville Bancorp's spreads and margins have been offset by higher loan loss provisions reported in fiscal 2009, the impact of which was partially mitigated

Table 1.2
Jacksonville Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	2005		2006		2007		2008		2009	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$12,423	4.97%	$13,978	5.47%	$15,610	5.55%	$15,908	5.45%	$14,420	4.85%
Interest expense	(4,987)	-1.99%	(7,031)	-2.75%	(9,056)	-3.22%	(7,716)	-2.64%	(5,432)	-1.83%
Net interest income	$7,437	2.97%	$6,947	2.72%	$6,553	2.33%	$8,192	2.81%	$8,988	3.02%
Provision for loan losses	(245)	-0.10%	(60)	-0.02%	(155)	-0.06%	(310)	-0.11%	(2,575)	-0.87%
Net interest income after provisions	$7,192	2.88%	$6,887	2.69%	$6,398	2.27%	$7,882	2.70%	$6,413	2.16%
Other operating income	$1,375	0.55%	$1,400	0.55%	$1,646	0.58%	$1,911	0.65%	$2,014	0.68%
Commission income	684	0.27%	782	0.31%	846	0.30%	1,021	0.35%	869	0.29%
Mortgage banking income	98	0.04%	74	0.03%	(5)	0.00%	196	0.07%	737	0.25%
Operating expense	(8,054)	-3.22%	(7,893)	-3.09%	(8,261)	-2.94%	(8,793)	-3.01%	(9,249)	-3.11%
Net operating income	$1,295	0.52%	$1,249	0.49%	$624	0.22%	$2,217	0.76%	$785	0.26%
Non-Operating Income										
Gain(loss) on sale of investment securities	17	0.01%	(21)	-0.01%	5	0.00%	33	0.01%	589	0.20%
Impairment charge on mortgage servicing asset	0	0.00%	0	0.00%	0	0.00%	(428)	-0.15%	123	0.04%
Net non-operating income	$17	0.01%	($21)	-0.01%	$5	0.00%	($395)	-0.14%	$712	0.24%
Net income before tax	$1,312	0.52%	$1,229	0.48%	$629	0.22%	$1,822	0.62%	$1,497	0.50%
Income tax provision	(412)	-0.16%	(333)	-0.13%	(10)	0.00%	(304)	-0.10%	(101)	-0.03%
Net income (loss)	$900	0.36%	$895	0.35%	$619	0.22%	$1,518	0.52%	$1,396	0.47%
Adjusted Earnings										
Net income	$900	0.36%	$895	0.35%	$619	0.22%	$1,518	0.52%	$1,396	0.47%
Add(Deduct): Net gain/(loss) on sale	(17)	-0.01%	21	0.01%	(5)	0.00%	395	0.14%	(712)	-0.24%
Tax effect (2)	6	0.00%	(7)	0.00%	2	0.00%	(134)	-0.05%	256	0.09%
Adjusted earnings	$889	0.36%	$909	0.36%	$616	0.22%	$1,779	0.61%	$941	0.32%
Expense Coverage Ratio (3)	92.3%		88.0%		79.3%		93.2%		97.2%	
Efficiency Ratio (4)	83.9%		85.8%		91.4%		77.7%		73.4%	
Average Tax Rate	31.4%		27.1%		1.6%		16.7%		6.7%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 34.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Jacksonville's Bancorp's audited financial statements and prospectus and RP Financial calculations.

by gains on the sale of securities in connection with a restructuring of the portfolio and higher mortgage banking income as a result of increased secondary market loan sales

Net Interest Income. Net interest income has grown over the period reflected in Table 1.2 due to balance sheet growth and an increase in the proportion of higher yielding loans as funds were redeployed from investments into whole loans. Specifically, net interest income increased from $7.4 million in fiscal 2005 to $9.0 million for fiscal 2009. However, the ratio of net interest income to average assets has fluctuated over the corresponding time frame, with fiscal 2005 reflecting a level of 2.97% of average assets before diminishing to 2.33% of average assets in fiscal 2007. Net interest income subsequently increased to 3.02% of average assets for fiscal 2009. Spread compression was the key factor contributing to the lower net interest income in 2007. In this regard, the Federal Reserve increased the targeted federal funds rate to 5.25% through June 2006 and maintained this level for over a year through September 2007 leading to a flat to mildly inverted yield curve which adversely impacted Jacksonville Bancorp's interest rate spreads. Subsequent reductions in the targeted federal funds rate by the Federal Reserve have favorably impacted the Company's yield-cost spreads. Specifically, the Company's interest rate spread decreased to a level of 2.15% in fiscal 2007 and, as the concentration of non-residential loans increased and the slope of the yield curve normalized, returned to 3.08% in fiscal 2009 (see Exhibit I-4). The initial reinvestment of the offering proceeds should increase net interest income as the funds are reinvested, with longer-term earnings benefits realized through leveraging of the proceeds. At the same, while the initial reinvestment of the offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio while the deposit growth targets may likely continue to place upward pressure on the Company's funding costs.

Loan Loss Provisions. Loan loss provisions had a limited impact on earnings between fiscal 2004 and 2008, with the ratio of loan loss provisions to average assets ranging from 0.02% to 0.11% of average assets. Loan loss provisions were comparatively modest over this timeframe as Jacksonville Bancorp's non-performing assets ("NPAs") and classified assets were at comparatively low levels consistent with the long term historical trend. The increase in the level of loan loss provisions in fiscal 2009, to $2.6 million equal to 0.87%, coincides with an increase in the ratio of NPAs to total assets and a significant level of charge-offs incurred in fiscal 2009. Management attributes the majority of the increase in the loan loss provision to losses related to the delinquency of three impaired commercial borrowing relationships, several of which involved fraud on the part of the borrower. General economic weakness related to the recessionary economic environment was a contributing factor in this regard. At December 31, 2009, the Company maintained valuation allowances of $2.3 million, equal to 1.29% of total loans and 117.2% of non-performing loans. Exhibit I-5 sets forth the Company's loan loss allowance activity during the review period. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies.

Non-Interest Income. The impact of the Company's efforts to diversify outside of traditional banking products and services is also evident in the historical income statement information. The Company has generated non-interest income from two primary sources: retail banking fees from operations (shown as "other operating income" in Table 1.2) and commission income generated through the Financial Resources subsidiary. The table indicates that overall non-interest revenues have increased and that commission income from Financial Resources is a significant contributor to Jacksonville Bancorp's non-interest revenues. Specifically, other operating income generated through the Company's traditional banking operations, primarily consisting of fees and charges on deposit accounts, loan servicing and fiduciary activities has increased in recent periods, from $1.4 million, equal to 0.55% of average assets in fiscal 2005, to $2.0 million equal to 0.68% of average assets in fiscal 2009. Over the corresponding timeframe, commission income generated through the operations of Financial Resources increased from $684 thousand, equal to 0.27% of average assets in fiscal 2005, to $869 thousand, equal to 0.29% of average assets in fiscal 2009. Overall, total non-interest income reported by Jacksonville Bancorp has increased from $2.1 million, equal to 0.82% of average assets in fiscal 2005, to $2.9 million equal to 0.97% of average assets in fiscal 2009. As noted earlier, while the Company generates a high level of non-interest income through its non-banking activities, the benefit of such revenues is largely offset by higher expense levels as noted below.

Operating Expenses. Jacksonville Bancorp's operating expenses reflect the impact of the Company's revenue and product diversification strategies noted above. In this regard, while the Company has been successful in increasing sources of non-interest revenue, the Company's operating expenses have also increased partially mitigating the benefit of the revenue increase from a net income standpoint. The impact of the foregoing characteristics of Jacksonville Bancorp's operating expenses is revealed in the data set forth in Table 1.2. Since the fiscal year ended December 31, 2005, annual operating expenses have increased from $8.1 million, equal to 3.22% of average assets, to $9.2 million in fiscal 2009, equal to 3.11% of average assets. Importantly, data for the most recent fiscal year reflects that operating expenses substantially exceeded non-interest operating income (i.e., the total of other operating income and commission income) equal to $2.9 million. Thus, like the majority of financial institutions, Jacksonville Bancorp's relies on its net interest margin to generate earnings. Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, Jacksonville Bancorp will seek to offset anticipated growth in expenses from a profitability standpoint through continued balance sheet growth and by reinvestment of the offering proceeds into investment securities over the near term following the Second Step Conversion and into loans over the longer term.

Non-Operating Income/Expense. Non-operating income and expenses have typically had a limited impact on earnings over the last several years, and have primarily consisted of gains on the sale of investments and modest mortgage banking income generated through the sale of fixed rate loans into the secondary market. However, in fiscal 2009, non-operating income and expenses impacted the Company's operations to a greater degree than the recent historical average. In this regard, gains on the sale of investment securities totaled $589 thousand, equal to 0.20% of average assets in fiscal 2009, which was attributable to the sale of $57.4 million in securities during 2009 in order to realize the gains and to restructure a portion of the portfolio into lower risk-weighted investments. The increase in mortgage banking income, to $737 thousand or 0.25% of average assets in fiscal 2009, is due to a higher volume of loan sales to the secondary market and an increase in the net capitalization of mortgage servicing rights. The Company also recorded a recovery on a previously established valuation allowance on mortgage servicing assets, equal to $123,000, or 0.04% of average assets.

Taxes. The Company's average tax rate has fluctuated over the last five fiscal periods, but shown a general downward trend from a rate of 31.4% reported in fiscal 2005, to 6.7% reported in fiscal 2009. The relatively low average tax rate reported over the last several fiscal years in comparison to the estimated marginal tax rate in the range of 38.82% reflects the expanded investment in tax-advantaged investments including municipal bonds and BOLI.

Efficiency Ratio. The Company's efficiency ratio reflects improvement over the last three years largely owing to expansion of the net interest margin, which is primarily attributable to improving spreads, as non-interest income and expense increased by roughly the same amount. Specifically, the efficiency ratio diminished from 91.4% in fiscal 2007 to 73.4% reported for fiscal 2009. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The limiting of all perceived risk factors, including interest rate risk, is a priority of Jacksonville Bancorp's management. The Company pursues a number of strategies to manage interest rate risk, particularly with respect to limiting the repricing mismatch between interest rate sensitive assets and liabilities. Such strategies have included selling long-term fixed-rate residential mortgage loans with terms of 15 years or more to the secondary market, originating adjustable rate loans, balloon loans with terms ranging from three to five years and originating consumer and commercial business loans, which typically are for a shorter duration and at higher rates of interest than one-to-four family loans. The Company also maintains a portfolio of mortgage-backed securities, which provides monthly cash flow. The remaining investment portfolio has been laddered to better match the interest-bearing liabilities. With respect to liabilities, the Company has attempted to increase savings and transaction deposit accounts, which management believes are more resistant to changes in interest rates than certificate accounts.

Jacksonville Bancorp assesses interest rate risk exposure utilizing an earnings simulation model to project net interest income under multiple interest rate environments over a one-year time horizon resulting in a quantification of interest rate risk. The net income simulation reflects that net interest income would benefit over the next twelve months from an increase in interest rates, as net interest income would increase by 1.80% pursuant to a 100 basis points increase in interest rates and by 2.16% pursuant to a 200 basis point increase in interest rates, while diminishing pursuant to similar reductions in interest rates (see Exhibit I-6). The infusion of stock proceeds will serve to advance the Company's interest rate risk management objectives, as most of the net proceeds will be redeployed into interest-earning assets, targeted to include a mix of whole loans and investment securities. The increase in the Company's capital from the proceeds of the Second Step Conversion will also lessen the proportion of interest rate sensitive liabilities that fund assets.

Lending Activities and Strategy

The Company's lending activities have been focused on two principal elements: (1) residential mortgage lending, including 1-4 family permanent and home equity products; and (2) commercial lending, including commercial real estate, agricultural and C&I products including agricultural business loans. The Company also maintains smaller balances of construction and development loans as well as consumer loans. Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-7 and I-8 which provide descriptive information for the Company's "portfolio" loans with a net balance of $173.7 million. In addition to this figure, the Company reported a balance of loans held-for-sale equal to $0.8 million at December 31, 2009. As of December 31, 2009, 1-4 family mortgage loans secured by residential properties totaled $38.6 million, equal to 22.2% of total loans, including $54 thousand of construction loans; home equity loans and lines of credit totaled $28.1 million, or 16.2% of loans including $3.6 million of construction loans; in aggregate, commercial real estate, agricultural, multi-family loans totaled $61 million, equal to 35.1% of net loans including $4.2 million of commercial construction loans; and C&I loans totaled $34.4 million, equal to 19.8% of loans. Remaining loans are consumer and other loans.

Residential Lending. As of December 31, 2009, 1-4 family mortgage loans equaled $38.6 million, or 22.2% of total loans, the majority of which were fixed rate mortgages. Although the Company originates both fixed rate and adjustable rate 1-4 family loans, market demand is dominated by fixed rate loans. While the Company's fixed rate loans are offered with a wide range of terms, including 10, 15, 20, 25 and 30 years, the bulk of the recent origination activity has consisted of 15 and 30 year loans; fixed rate loans with maturities of 15 years or more are generally sold into the secondary market so as to limit the Company's interest rate risk exposure. The majority of the 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans) or due to the characteristics of the property, while otherwise meeting the agency credit criteria. The Company originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 95%, with private mortgage insurance ("PMI") being required for loans in excess of a 80% LTV ratio. Included in 1-4 family loans are $54 thousand of residential construction loans. The majority of the Company's construction loan portfolio is secured by residential properties. Substantially all 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market. Since December 31, 2007, the size of the 1-4 family portfolio has decreased as the majority of new originations have been sold into the secondary market.

The Company's home equity loans include fixed rate amortizing term loans and variable rate lines of credit. Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. Home equity loans approximated $28.1 million as of December 31, 2009. When combined with the first mortgage loan, the Company will make home equity loans up to a 95% LTV. Generally, the maximum term of a home equity loan is 10 years. Over the last five years, home equity products have comprised a relatively stable percentage of the loan portfolio. Included in the home equity loans are $3.6 million of real estate construction loans.

Commercial, Agricultural and Multi-Family Mortgage Lending. Commercial, agricultural and multi-family mortgage lending has been an area of portfolio diversification for the Company. Such loans are typically secured by properties in the Company's markets in Illinois and are generally originated by the Company through the Bank and its Financial Resources subsidiary. As of December 31, 2009, commercial and agricultural portfolios and multi-family mortgage portfolios equaled $56.7 million (32.6% of net loans) and $4.3 million (2.5% of loans), respectively. The commercial real estate and agricultural portfolio included $4.2 million of construction loans. Such loans typically possess terms ranging up to five years, with adjustable rates, LTV ratios of up to 80%, and target a debt-coverage ratio of at least 1.2 times. Most loans adjusted with the Prime lending rate and generally have a specified floor. The Company's commercial and agricultural real estate loans are secured primarily by improved properties such as retail facilities and office buildings, farms and other non-residential buildings. As of December 31, 2009, the Company's commercial real estate loan portfolio included $26.2 million in loans secured by farmland and $30.5 million of loans secured by other commercial properties. At December 31, 2009, the Company's largest agricultural loan was secured by farmland and had a principal balance of $3.1 million; the Company's largest commercial real estate loan was secured by a funeral home and had a principal balance of $3.2 million; and the Company's largest multi-family loan had a principal balance of $2.2 million. All three loans were performing in accordance with their terms.

Commercial and Agricultural Business Loans. The Company's efforts to increase commercial lending reflect a dual approach as Jacksonville Bancorp undertakes both real estate secured as well as business lending secured by other forms of collateral or unsecured loans As of December 31, 2009, C&I loans totaled $34.4 million, or 19.8% of total net loans. The Company offers C&I loans to sole proprietorships, professional partnerships and various other small to middle market businesses. Such loans may be either secured or unsecured to customers in the local market area, typically for the purpose of financing equipment, acquisition, expansion, working capital and other general business purposes. C&I loans are typically adjustable rate loans tied to either the Prime lending rate or a Treasury index of one, three or five years. Terms on C&I loans are typically three to five years. In general, commercial credit decisions are based upon a comprehensive credit assessment of the borrower, including the applicant's ability to repay in accordance with the proposed terms, and the applicant's perceived character and capacity to manage their business. Personal guarantees of the principals are generally required. In addition to an evaluation of the loan applicant's financial statements, a determination is made of the probable adequacy of the primary and secondary sources of repayment to be relied upon in the transaction. Credit agency reports and other references are checked to assess the applicant's credit history. The collateral supporting a secured transaction also is analyzed to determine its marketability in the event of foreclosure. At December 31, 2009, the Company's largest commercial business loan was $5.0 million and the largest agricultural business loan was $4.5 million. Both loans were performing in accordance with their terms.

Consumer Lending. Consumer loans, excluding home equity loans, are generally offered to provide a broad line of loan products to customers and typically include loans on deposits, auto loans, and unsecured personal loans. The largest category of consumer loans outside of home equity loans consists of loans secured by automobiles. The Company offers automobile loans with maturities of up to 60 months for new automobiles. Loans secured by used automobiles will have maximum terms which vary depending upon the age of the automobile. Jacksonville Bancorp generally originates automobile loans with an LTV ratio below the greater of 80% of the purchase price or 100% of NADA loan value, although in the case of a new car loan the LTV ratio may be greater or less depending on the borrower's credit history, debt to income ratio, home ownership and other banking relationships with the Company. The remaining balance of consumer loans includes various other forms of secured and unsecured credit lines and consumer installment loans.

Loan Originations, Purchases and Sales. The majority of the Company's lending activity in fiscal 2009 involved 1-4 family real estate loans, with total originations of $72.1 million (see Exhibit I-9). The majority of these loans, equal to $66.7 million, were sold into the secondary market resulting in gains on sale/and servicing income. The remaining origination activity was focused on C&I loans including agricultural business loans totaling $27.3 million, home equity loans and lines totaling $11.7 million, commercial and agricultural mortgage loans totaling $9.2 million and other originations (primarily consumer loans) totaling $11.2 million. Loan participations purchased totaled just $2.1 million. Total origination volume for the Company was $131.5 million, a peak level of activity for the five year period ending December 31, 2009. The Company originates loans both through the Bank and its Financial Resources subsidiary. Financial Resources has a focus on originating commercial real estate and C&I loans.

Asset Quality

The Company's asset quality has historically been strong and the level of NPAs has been in the range of 0.51% to 0.68% of assets in the 2005-2008 timeframe. During the year ended December 31, 2009, however, the Company experienced deterioration in its loan portfolio. As a result, the Company experienced charge-offs totaling $2.2 million (primarily in commercial and agricultural business loans) and an increase in NPAs primarily related to the recessionary economic environment. The Company's delinquencies and loan chargeoffs primarily reflected the delinquency of three impaired commercial borrowers totaling $719,000 as of December 31, 2009, several of which involved fraud by the borrowers. The current net principal balance reflects a significant reduction owing to both the chargeoffs and modest recoveries from the borrowers in several cases.

As reflected in Exhibit I-10, the total NPA balance (i.e., loans 90 days or more past due and REO) as of December 31, 2009, was $2.3 million, equal to 0.81% of assets, consisting of non-accruing loans ($1.6 million), accruing delinquent loans 90 days or more past due ($0.4 million), and a small balance of real estate owned ($0.4 million). The ratio of allowances to total loans equaled 1.29% while reserve coverage in relation to NPAs equaled 97.99% (see Exhibit I-6). The Company's management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. Additionally, the Company maintains an independent review function which consists of an internal analysis of all major loans and credit concentrations.

Funding Composition and Strategy

Deposits have consistently accounted for the largest portion of the Company's interest-bearing liabilities and, at December 31, 2009, deposits equaled 88.18% of assets. Exhibit I-11 sets forth the Company's deposit composition for the past three years and Exhibit I-12 provides the interest rate and maturity composition of the CD portfolio at December 31, 2009. Transaction and savings deposits account equaled $109.1 million, or 42.8% of total deposits at December 31, 2009. The concentration of transaction and savings account deposits comprising total deposits has increased slightly over the last two fiscal years. The level of deposits maintained in transaction and savings accounts is supported through providing a range of convenient services to individuals and businesses. Time deposits comprise the balance of the Company's deposit composition, with the current composition of time deposits reflecting a higher concentration of short-term deposits (maturities of one year or less). As of December 31, 2009, time deposits equaled $145.6 million, or 57.2% of total deposits. Approximately 74% of the time deposits were scheduled to mature in one year or less. Jumbo CDs (balances of $100,000 or more) equaled $58.1 million, or 40% of total CDs.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity. As of December 31, 2009, the Company's borrowings totaled $3.8 million, equal to 1.31% of total assets, consisting of solely of reverse repurchase agreements. As a result of deposit growth and reduction in loans receivable in fiscal 2009, the Company had excess liquidity that was used to reduce the level of borrowings. Exhibit I-13 provides detail of the Company's use of borrowed funds as of December 31, 2009.

Subsidiary

Jacksonville Bancorp has diversified operationally into activities which it believes are synergistic with its core banking business and customer base. The diversification has primarily been accomplished through the operations of Financial Resources. As previously discussed, Financial Resources is engaged in the business of originating commercial business loans and commercial real estate loans. In addition, Financial Resources operates an investment center engaged in the business of buying and selling stocks, bonds, annuities and mutual funds for its customers' accounts – the commission income generated through the sale of non-traditional financial products and services has bolstered the Company's non-interest income while at the same time, which has been partially offset by the higher related operating costs of such activities. At December 31, 2009, the Bank's equity investment in Financial Resources was $3.5 million. For the year ended December 31, 2009, Financial Resources had net income of $299 thousand.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the Company's financial condition or operations.

II. MARKET AREA ANALYSIS

Introduction

Established in 1916, the Bank has always operated pursuant to a strategy of strong community service, and its dedication to being a community-oriented financial institution has supported customer loyalty and recent growth trends. The Company is headquartered in the city of Jacksonville, Illinois, located in Morgan County. The headquarters office and four branch offices are located in Morgan County, Illinois, approximately 25 miles west of Springfield, Illinois, and 90 miles north of St. Louis, Missouri. The Bank maintains two additional branches located in Montgomery County and Macoupin County, Illinois. The city of Jacksonville, containing a population of approximately 19,000, is located in the central portion of Morgan County.

The majority of the Company's operating market area can be classified as rural and the strength of the region's economy hinges primarily on agriculture, manufacturing and state and local government. In recent years, the economies in the Company's operating markets have experienced a downturn, although not as severe as the nationwide recession. Although there has been an increase in local unemployment, the Company's operating markets never experienced the frenzied growth in the 2003-2007 period and have therefore not experienced the significant downturn as many "bubble" markets. In Morgan County, unemployment rates have remained lower than the state and national averages.

Future growth opportunities for the Company depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value. The Company intends to continue expanding its regional branch office network. Moreover, the Company will continue to consider growth through the acquisition of branches or whole institutions if such opportunities should arise. A map showing the Company's office coverage is set forth below and details regarding the Company's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Table 2.1
Jacksonville Bancorp, Inc.
Map of Branch Locations


Morgan Co.
Macoupin Co.
Montgomery Co.
Arenzville
Meredosia
Chapin
Bluffs
Jacksonville
South Jacksonville
Winchester
Woodson
Franklin
Murrayville
Roodhouse
White Hall
Pleasant Plains
Springfield
Riverton
Iliopolis
Niantic
Leland Grove
Southern View
Rochester
New Berlin
Curran
Woodside
Loami
Chatham
Edinburg
Stonington
Waverly
Auburn
Pawnee
Kincaid
Divernon
Taylorville
ILLINOIS
Virden
Girard
Palmyra
Morrisonville
Raymond
Nokomis
Carlinville
Irving
Litchfield
Schram City
Hillsboro
Taylor Springs
Gillespie
Benld
Coffeen
Counties
Macoupin Co.
Montgomery Co.
Morgan Co.
Pushpins
Office Locations

<u>National Economic Factors</u>

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy has experienced a severe downturn in the most recent 12-18 months, as the fallout of the housing crisis has caused the wider economy to falter. Most significant indicators of economy activity have declined by substantial amounts. The overall economic recession has been the worst since the great depression of the 1930s. Total U.S. employment has decreased by 5.4 million jobs over the last twelve months, as consumers have cut back on spending, causing a reduction in the need for many products and services. Total personal wealth has declined notably due to the housing crisis and drop in real estate values. Indicating potential signs of recovery, the nation's gross domestic product grew at an annualized rate of 2.2% in the third quarter of 2009, compared to a 2.7% annualized decline in the third quarter of 2009. Notably, a large portion of GDP growth in the third quarter and more recent periods has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession has caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during 8 of the 12 months during 2009. The reduction in employment has also led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. The national unemployment rate increased to 10.0% as of December 2009, more than doubling from 4.9% when the recession began and increasing from 7.2% for December 2008. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and the deficit also have the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected the significant downturn in the economy, exhibiting a significant sell-off in early 2009. The year was characterized by significant volatility, but by the second quarter of 2009, the market had begun to recover and ended the year on a strong upward trend. As of February 19, 2010, the Dow Jones Industrial Average closed at 10,402.35 an increase of 28.2% from one year earlier, while the NASDAQ Composite Index stood at 2,243.87, an increase of 55.5% over the same time period. The Standard & Poors 500 Index totaled 1,109.172 as of February 19, 2010, an increase of 42.4% from one year earlier.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, medium home values have declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Commercial lending trends are showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

Market Area Demographics

The Bank's future growth opportunities and financial strength depend in part on the growth in the local market area served. The Company conducts operations from its headquarters office and four branch offices in Morgan County, Illinois, a single office in Montgomery County and a single office in Macoupin County. The Company considers Morgan,

Montgomery and Macoupin counties to be the primary market areas for lending and depository activities.

Table 2.2 presents information regarding demographic trends for the Company's market area counties from 2000 to 2009 and projected through 2014. Data for the nation and the state of Illinois is included for comparative purposes. The data indicates that Morgan County has a total population of approximately 36,000. The city of Jacksonville, Illinois is located in the central, rural portion of the county, and thus the Company operates in a primarily rural area containing a number of small communities. All of the Bank's market area counties reported an average annual population decline of nearly 0.3% from 2000 to 2009, a rate significantly less than the statewide and national growth rates of 0.6% and 1.1%, respectively. The declining growth was attributable to residents moving to nearby developed areas in search of employment opportunities. The population base in the city of Jacksonville and the immediate surrounding area is relatively small, and, therefore, the Bank's market area is viewed as somewhat limited in terms of providing growth opportunities for the Bank. Unlike the State of Illinois and the U.S. overall, the population growth rates for Morgan County, Montgomery County, and Macoupin County are all projected to decrease over the next five years through 2014. Montgomery County, the location of the Company's second office, is a rural county located in west-central, Illinois containing a limited population base of approximately 30,000. Macoupin County, the location of the Company's third office has an approximate population of 49,000, the largest of all the Bank's market areas. This county recorded the least declining growth rate of all comparative areas between 2000 and 2009. As can be expected, household growth trends paralleled population growth trends, with household growth rates for U.S. and Illinois exceeding the declining rates of the Bank's market areas.

Examination of median household income and per capita income measures, reveal that the primary market area counties generally had lower income levels in comparison to the State of Illinois and the nation, which exhibited median incomes of $61 thousand and $55 thousand, respectively. The lower income levels reflect the rural locations of Morgan, Montgomery, and Macoupin Counties. Although rural in nature, the Jacksonville markets of Morgan and Macoupin Counties are projected to enjoy growth in household income at a comparable or greater rate than the State of Illinois and the nation through 2014.

Table 2.2
Jacksonville Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2009	2014	2000-2009	2009-2014
Population (000)					
United States	281,422	309,732	324,063	1.1%	0.9%
Illinois	12,419	13,115	13,412	0.6%	0.4%
Morgan County	36,616	35,641	34,864	-0.3%	-0.4%
Montgomery County	30,652	30,197	29,856	-0.2%	-0.2%
Macoupin County	49,019	48,614	48,132	-0.1%	-0.2%
Households (000)					
United States	105,480	116,523	122,109	1.1%	0.9%
Illinois	4,592	4,844	4,951	0.6%	0.4%
Morgan County	14,039	13,851	13,580	-0.1%	-0.4%
Montgomery County	11,507	11,502	11,418	0.0%	-0.1%
Macoupin County	19,253	19,328	19,218	0.0%	-0.1%
Median Household Income ($)					
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Illinois	46,635	60,823	63,631	3.0%	0.9%
Morgan County	36,917	46,644	50,311	2.6%	1.5%
Montgomery County	33,247	40,791	41,922	2.3%	0.5%
Macoupin County	36,258	45,635	48,684	2.6%	1.3%
Per Capita Income ($)					
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Illinois	23,104	28,587	29,827	2.4%	0.9%
Morgan County	18,205	23,074	23,976	2.7%	0.8%
Montgomery County	16,272	19,958	20,717	2.3%	0.7%
Macoupin County	17,298	21,633	22,435	2.5%	0.7%

2009 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	20.9%	24.5%	35.3%	19.3%
Illinois	18.2%	22.2%	39.3%	20.3%
Morgan County	22.9%	29.4%	39.4%	8.3%

Local Economy

Founded over 175 years ago, the city of Jacksonville is one of the oldest cities in the State of Illinois and was built on the grounds of excellent farmland, commerce, and transportation, which are still critical aspects of the local economy today. A city that prides itself on its rich history, the Jacksonville area is home to the state's first college, its first public high school, and at one point in time was a major junction for the Underground Railroad. The city has the characteristics and feel of small town America with access to many amenities found only in urban areas. In recent years, the town has maintained an optimistic outlook on its growth and expansion, as many major retailers have recognized the city's potential, bringing many outside businesses to the city of Jacksonville. Also, Jacksonville is in the midst of a major renovation of its downtown, hoping this will attract more local businesses and visitors as well.

Morgan County is located in west-central Illinois approximately 90 miles north of St. Louis, Missouri. Morgan County borders the Illinois River at Meredosia, where agriculture plays a major role in the local economy, with some of the best crop yields in the world. More specifically, the Jacksonville area competes for the highest yields in the state producing an excess of 200 bushels an acre for corn. The local economy has been impacted by the recession, particularly with job losses experienced in the manufacturing sector which is a significant source of employment in Morgan County. The Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, manufacturing and government serving as the basis of the Morgan, Montgomery, and Macoupin County economies (see Table 2.3).

Service jobs were by far the largest employment sector in the primary market area counties and the State of Illinois, with jobs in the wholesale/retail trade constituting the second largest employment sector in all counties and the state of Illinois. Manufacturing jobs, which tend to be higher paying jobs, provided the third largest source of jobs in Morgan County and

Table 2.3
Jacksonville Bancorp
Primary Market Area Employment Sectors
(Percent of Labor Force)

	Location			
Employment Sector	Illinois	Morgan County	Montgomery County	Macoupin County
	(% of Total Employment)			
Services	38.4%	33.0%	31.5%	14.6%
Wholesale/Retail Trade	14.5%	14.5%	18.6%	17.2%
Manufacturing	9.2%	13.1%	6.6%	5.1%
Government	11.8%	12.4%	13.5%	14.8%
Construction	5.4%	4.9%	5.6%	8.1%
Finance/Insurance/Real Esate	9.7%	7.4%	7.2%	6.7%
Arts/Entertainment/Rec.	2.0%	1.3%	1.2%	1.5%
Agriculture	1.2%	4.6%	7.7%	7.6%
Transportation/Utility	4.4%	4.1%	0.0%	4.5%
Other	3.4%	4.6%	8.1%	19.9%
Total	100.0%	100.0%	100.0%	100.0%

accounted for a much larger percentage of Morgan County's employment base relative to Montgomery County, Macoupin County and the state of Illinois. Government jobs provided the third largest source of jobs in Montgomery and Macoupin Counties.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Illinois, are shown in Table 2.4. December 2009 unemployment rates for Montgomery and Macoupin were 14.1% and 11.1%, respectively, which were above the comparable U.S. and Illinois unemployment rates. The unemployment rate for Morgan County was 9.5%, slightly lower the than state and nationwide averages. Evidence of the recession impacting the regional economy is reflected in the significantly higher unemployment rates for December 2009 compared to a year ago, which is consistent with the state and national trends.

Table 2.4
Jacksonville Bancorp, Inc.
Unemployment Trends

Region	December 2008 Unemployment	December 2009 Unemployment
United States	7.2%	10.0%
Ilinois	7.4%	10.8%
Morgan County	7.4%	9.5%
Montgomery County	10.9%	14.1%
Macoupin County	8.5%	11.1%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

Table 2.5 displays deposit market trends from June 30, 2005 through June 30, 2009 for the Company, as well as for the State of Illinois. Consistent with the State of Illinois, commercial banks maintained a larger market share of deposits than savings institutions in the Company's primary market area counties. For the four year period covered in Table 2.5, savings institutions experienced a decrease in deposit market share in Morgan and Macoupin County. Jacksonville Bancorp maintains the majority of its deposits in Morgan County, although the Bank is gaining deposit market share in Montgomery County.

Table 2.5
Jacksonville Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2005			2009			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2005-2009
	(Dollars In Thousands)						(%)
Deposit Summary							
State of Illinois	$303,650,917	100.0%	4,646	$360,684,791	100.0%	4,989	4.4%
Commercial Banks	269,105,481	88.6%	4,074	336,479,307	93.3%	4,703	5.7%
Savings Institutions	34,545,436	11.4%	572	24,205,484	6.7%	286	-8.5%
Montgomery County	$577,465	100.0%	24	$687,948	100.0%	24	4.5%
Commercial Banks	538,632	93.3%	22	643,124	93.5%	22	4.5%
Savings Institutions	38,833	6.7%	2	44,824	6.5%	2	3.7%
Jacksonville Bancorp	21,491	3.7%	1	26,906	3.9%	1	5.8%
Morgan County	$655,850	100.0%	23	$817,502	100.0%	22	5.7%
Commercial Banks	478,015	72.9%	17	603,605	73.8%	17	6.0%
Savings Institutions	177,835	27.1%	6	213,897	26.2%	5	4.7%
Jacksonville Bancorp	177,835	27.1%	6	213,897	26.2%	5	4.7%
Macoupin County	$728,716	100.0%	28	$794,059	100.0%	28	2.2%
Commercial Banks	711,874	97.7%	27	777,483	97.9%	27	2.2%
Savings Institutions	16,842	2.3%	1	16,576	2.1%	1	-0.4%
Jacksonville Bancorp	16,842	2.3%	1	16,576	2.1%	1	-0.4%

Source: FDIC.

The Company's $213.9 million of deposits at the main office and four branch locations in Morgan County represented a 26.2% market share of thrift and bank deposits at June 30, 2009. Comparatively, the Macoupin County branch had $16.5 million in deposits and a 2.1% market share of total bank and thrift deposits at June 30, 2009. The Company's slight decline in deposits at the Macoupin County branch during the four year period translated into a small reduction in deposit market share.

Competition

As implied by the Company's low market share of deposits in the Bank's markets outside of Morgan County, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by the Bank. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Jacksonville Bancorp has sought to emphasize its community orientation in the markets served by its branches. There are a total of 15 banking institutions operating in Morgan County with Jacksonville Bancorp holding the 1st largest market share of deposits, and 13 institutions operating in Montgomery County with Jacksonville holding the 10th largest market share of deposits.

Table 2.6 lists the Company's largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically. The proceeds from the secondary stock offering will enhance the Company's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6
Jacksonville Bancorp, Inc.
Market Area Deposit Competitors

Location	Name
Morgan County	Farmers State B&T (18.53%) Premier Bank of Jacksonville (10.02%) National City Bank (8.50%) **Jacksonville Bancorp** (26.18%)
Montgomery County	Bank & Trust Co. (22.31%) National Bank (11.28%) Litchfield National Bank (10.28%) **Jacksonville Bancorp** (3.91%)
Macoupin County	First NB in Staunton (20.80%) Carlinville National Bank (16.56%) United Community Bank (9.82%) **Jacksonville Bancorp** (2.09%)

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Jacksonville Bancorp's operations versus a group of comparable publicly-traded financial institutions (the "Peer Group") selected from the universe of all publicly-traded financial institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of Jacksonville Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Jacksonville Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 149 publicly-traded institutions nationally, which includes approximately 38 publicly-traded MHCs. Given this limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Jacksonville Bancorp will be a full public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

Based on the foregoing, from the universe of 111 fully converted publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Jacksonville Bancorp, The selection process applied is first described below, and then each member is briefly described.

- Screen #1 Midwest institutions with assets between $150 million and $1.0 billion (rounded) and breakeven to positive core earnings. A total of nine institutions met the foregoing criteria and all were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

In order to round out the Peer Group to a total of ten institutions, we expanded our search to adjacent regional markets. In this regard, we included WVS Financial Corp. of PA in the Peer Group as its asset size and profitability ratios were relatively comparable to Jacksonville Bancorp and its presence in a low-growth market also enhances its overall comparability.

Table 3.1 shows the general characteristics of each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Jacksonville Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Jacksonville Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- **HopFed Bancorp, Inc. of KY.** HopFed Bancorp is the largest company in the Peer Group and operates through a total of 19 offices in south-central Kentucky and north-central Tennessee. Accordingly, the nature of HopFed's banking markets outside of major metropolitan areas is similar to the Company's markets. HopFed Bancorp maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds. Loan portfolio diversification is slightly greater in the area of commercial mortgage lending relative to the Peer Group average. Earnings were impacted by a goodwill impairment charge and were thus, only modestly above breakeven. At September 30, 2009, HopFed Bancorp reported total assets of $1.0 billion, deposits of $794.1 million and a tangible equity-to-assets ratio of 7.8%. For the twelve months ended September 30, 2009, HopFed Bancorp reported earnings of $475,000 for a return on average assets of 0.05%. HopFed Bancorp had a market capitalization of $39 million at February 19, 2010.

Table 3.1
Peer Group of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	$1,022 S	19	12-31	02/98	$10.98	$39
CZWI	Citizens Community Bancorp Inc. of WI	NASDAQ	Eau Claire, WI	Thrift	$567	27	09-30	11/06	$4.00	$20
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	$491	14	09-30	12/08	$10.40	$25
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	$457 S	12	12-31	01/99	$14.34	$40
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	$406	10	09-30	07/06	$7.75	$28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$403	11	03-31	01/03	$6.30	$19
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	$392	6	06-30	11/93	$13.96	$29
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$385 S	10	12-31	12/96	$12.42	$19
LSBI	LSB Financial Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	$364 S	5	12-31	02/95	$10.00	$16
FFDF	FFD Financial Corp. of Dover OH	NASDAQ	Dover, OH	Thrift	$198	5	06-30	04/96	$13.25	$13

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

- **Citizens Community Bancorp of WI.** Citizens Community Bancorp operates through a total of 27 offices in Wisconsin and Minnesota. Also reflecting its status as a former credit union, Citizens Community Bancorp's loan portfolio has the largest proportion of consumer loan in comparison to any of the Peer Group companies although permanent 1-4 family mortgage loans comprise the largest segment of lending. Asset quality ratios are slightly more favorable in relation to the Peer Group average while trailing twelve month losses reported by Citizens Community Bancorp are attributable to credit related market value declines in the investment portfolio. At December 31, 2009, Citizens Community Bancorp had total assets of $566.6 million, deposits of $445.2 million and a tangible equity-to-assets ratio of 9.1%. For the twelve months ended December 31, 2009, Citizens Community Bancorp reported a net loss equal to $3.3 million owing to a $7.2 million pre-tax loss on securities. Citizens Community Bancorp had a market capitalization of $20 million at February 19, 2010.

- **First Savings Financial Group of Indiana** operates 14 branch offices in southern Indiana, including 7 newly-acquired offices with an acquisition completed in September 2009. First Savings Financial Group, Inc. maintains loans and deposits/assets ratios which are comparable to the Peer Group averages while the loan portfolio composition reflects a higher proportion of residential mortgage loans. The ROA modestly exceeds the Peer Group average with the higher earnings in the most recent quarter reflecting the benefit of the September 2009 acquisition. In terms of asset quality, the NPA/Assets ratio fell between the Peer Group average and median while reserve coverage was also relatively comparable to the Peer Group. At December 31, 2009, First Savings Financial Group had total assets of $491.4 million, deposits of $353.9 million and a tangible equity-to-assets ratio of 9.0%. For the twelve months ended December 31, 2009, First Savings Financial Group reported earnings of $1.6 million for a return on average assets of 0.46%. First Savings Financial Group had a market capitalization of $25 million at February 19, 2010.

- **First Capital, Inc. of IN** operates 12 offices in southern Indiana. First Capital's asset mixture reflects a comparable ratio of loans/assets in comparison to the Peer Group with the loan portfolio possessing a higher proportion of residential mortgage loans. First Capital's ROA measure fell between the Peer Group median and average as loan loss provisions offset the benefit of First Capital's stronger net interest margin and higher non-interest fee income in relation to the valuation Peer Group. In addition to higher loan loss provision, other asset quality measures were less favorable for First Capital compared to the Peer Group, both respect to the level of NPAs and reserves as a percent of NPAs. At December 31, 2009, First Capital had total assets of $456.6 million, deposits of $368.6 million and a tangible equity-to-assets ratio of 9.0%. For the twelve months ended December 31, 2009, First Capital reported earnings of $1.4 million for a return on average assets of 0.31%. First Capital had a market capitalization of $40 million at February 19, 2010.

- **Liberty Bancorp, Inc. of MO** operates through a total of 10 branch offices in western Missouri, a portion of which are in the Kansas City metropolitan area. The balance sheet composition is relatively similar to the Peer Group in broad terms (i.e., loans and deposits as a percent of assets) while the loan portfolio is more heavily weighted toward commercial mortgage and construction loans. Liberty Bancorp's ROA is higher than the Peer Group average as the yield benefit of the greater high risk-weight lending more than offset a higher operating expense ratio in comparison to the Peer Group. NPAs are above the Peer Group average and median ratios while reserve coverage in relation to NPAs and NPLs is lower. At December 31, 2009, Liberty Bancorp had total assets of $406.3 million, deposits of $288.3 million and a tangible equity-to-assets ratio of 10.4%. For the twelve months ended December 31, 2009, Liberty Bancorp reported net income of $2.2 million for a return on average assets of 0.56%. Liberty Bancorp had a market capitalization of $28 million at February 19, 2010.

- **Wayne Savings Bancshares of OH** operates 11 branches in central Ohio. The asset structure reflects a relatively lower proportion of loans/assets, with the majority of loans invested in 1-4 family loans inclusive of an investment in MBS. In comparison to the Peer Group average, deposits funded a greater proportion of the balance sheet and borrowed funds were employed to a lesser extent. Wayne Savings Bancshares maintained a ratio of NPAs which was modestly below the average and median for the Peer Group which facilitated an above average ROA. At December 31, 2009, Wayne Savings Bancshares had total assets of $403.3 million, deposits of $309.0 million and a tangible equity-to-assets ratio of 8.6%. For the twelve months ended December 31, 2009, Wayne Savings Bancshares reported net income equal to $2.0 million for a return on average assets of 0.49%. Wayne Savings Bancshares had a market capitalization of $19 million at February 19, 2010.

- **WVS Financial Corp. of PA** operates through a total of 6 branches in the North Hills suburbs of the Pittsburgh metropolitan area. The balance sheet reflects a significant wholesale element, as MBS and investments constitute the majority of assets while borrowed funds comprise the largest segment of liabilities. WVS Financial operates with a low risk-weighted asset ratio and limited credit risk exposure as a result of significant investment in securities and MBS. While the wholesale strategy has provided for relatively strong asset quality, WVS Financial Corp.'s ROA falls between the Peer Group average and median owing to thin spreads and margins and notwithstanding the benefit of a very low operating expense ratio. At December 31, 2009, WVS Financial Corp. reported total assets of $391.6 million, deposits of $144.6 million and a tangible equity-to-assets ratio of 7.8%. For the twelve months ended December 31, 2009, WVS Financial Corp. reported earnings of $1.4 million for a return on average assets of 0.34%. WVS Financial Corp. had a market capitalization of $29 million at February 19, 2010.

- **River Valley Bancorp of IN.** River Valley Bancorp is a savings and loan holding company operating 10 branch offices in southern Indiana. River Valley Bancorp maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are supplemented with borrowings at levels above the Peer Group average. Asset quality is comparatively weaker in comparison to the Peer Group average, both with respect to the NPA/Assets ratio as well as reserve coverage in relation to total loans, NPLs and NPAs. River Valley Bancorp's ROA is above the Peer Group average and median, notwithstanding relatively high loan loss provisions, as River Valley Bancorp benefits from a high level of non-interest income and a favorable operating expense ratio in comparison to the Peer Group average. At December 31, 2009, River Valley Bancorp reported total assets of $385.3 million, deposits of $267.9 million and a tangible equity-to-assets ratio of 6.6%. For the twelve months ended December 31, 2009, River Valley Bancorp reported earnings of $1.6 million for a return on average assets of 0.42%. River Valley Bancorp had a market capitalization of $19 million at February 19, 2010.

- **LSB Bancorp, Inc. of IN** operates through a total of 5 branches in and near Lafayette, Indiana, which is situated in western Indiana. The asset investment strategy is directed toward whole mortgage loans as balances of cash, investments and MBS are limited in comparison to the Peer Group. The loan portfolio reflects the most significant investment in commercial mortgage loans of any Peer Group company followed by residential mortgage loans which were also in excess of the Peer Group average. Notwithstanding the significant investment in high risk-weight loans and the associated strong asset yields, LSB Bancorp's ROA is below the Peer Group average as a result of its (1) funding costs, (2) loan loss provisions and (3) operating expense ratio, all of which are above the Peer Group average. Asset quality ratios are generally less favorable for LSB Bancorp, both in terms of the level of NPAs and reserve coverage as a percent of NPLs and NPAs – all were key factors in the LSB Bancorp's higher loan loss provisions. At September 30, 2010, LSB Bancorp reported total assets of $363.6 million, deposits of $268.5 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended December 31, 2009, LSB Bancorp reported earnings of $950,000 for a return on average assets of 0.25%. LSB Bancorp had a market capitalization of $16 million at February 19, 2010.

- **FFD Financial Corp. of OH** operates through five retail banking offices in eastern Ohio. The balance sheet reflects a retail orientation as whole loans and deposits comprise a high proportion of interest-earning assets and interest-bearing liabilities in comparison to the Peer Group. Lending efforts are directed primarily toward mortgages, including both residential and commercial mortgage loans, both of which exceed the Peer Group's average investment in relation to total assets. FFD Financial's ROA is only modestly above the Peer Group average and median as the various components of core earnings tracked relatively closely to those of the Peer Group. Asset quality ratios for FFD Financial Corp. were generally more favorable than the Peer Group average, both in terms of the level of NPAs and the coverage ratios. At December 31, 2009, FFD Financial had total assets of $197.7 million, deposits of $164.0 million and a tangible equity-to-assets ratio of 9.1%. For the twelve months ended December 31, 2009, FFD Financial reported earnings of $783,000 for a return on average assets of 0.41%. FFD Financial had a market capitalization of $13 million at February 19, 2010.

In aggregate, the Peer Group companies maintained a lower tangible equity level in comparison to the industry average (8.67% of assets versus 10.00% for all public companies) and generate a higher level of core profitability (0.28% for the Peer Group versus a loss of 0.27% for all public companies). Accordingly, the Peer Group companies have a positive ROE whereas all public companies have a negative ROE (positive ROE of 2.90% for the Peer Group versus negative 1.69% for all public companies). Overall, the Peer Group's pricing ratios were at a modest premium to all publicly traded thrift institutions on a P/E basis (however many public companies did not have meaningful core earnings multiples owing to their trailing twelve month loss position) but discounted on a P/TB basis, reflecting in part the relatively small size of the Peer Group companies and their Midwest location.

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$3,022	$469
Market Capitalization ($Mil)	$348	$25
Tangible Equity/Assets (%)	10.00%	8.67%
Core Return on Average Assets (%)	(0.27%)	0.28%
Core Return on Average Equity (%)	(1.69%)	2.90%
Pricing Ratios (Averages)(1)		
Price/Core Earnings (x)	18.45x	18.92x
Price/Tangible Book (%)	77.76%	66.79%
Price/Assets (%)	8.00%	5.61%

(1) Based on market prices as of February 19, 2010.

Source: Table 4.3.

The companies selected for the Peer Group were relatively comparable to Jacksonville Bancorp on average, and are considered to be the "best fit" Peer Group. While there are many similarities between Jacksonville Bancorp and the Peer Group on average, there are some differences as well. The following comparative analysis highlights key similarities and differences relative to the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Jacksonville Bancorp's and the Peer Group, reflecting balances as of December 31, 2009 for the Company and the Peer Group, respectively. On a reported basis, Jacksonville Bancorp's equity-to-assets ratio of 8.8% was below the Peer Group's average equity/assets ratio of 9.2%. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 7.8% and 8.6%, respectively, with intangible assets equaling 0.9% for the Company versus an average of 0.5% for the Peer Group. On a pro forma basis, Jacksonville Bancorp's reported and tangible equity ratios will

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2009

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Jacksonville Bancorp, Inc.																				
December 31, 2009	5.4%	27.5%	1.4%	60.4%	88.2%	1.3%	0.0%	8.8%	0.9%	7.8%	0.20%	10.85%	-5.34%	6.95%	-82.07%	4.14%	4.66%	7.44%	7.44%	11.83%
All Public Companies																				
Averages	4.6%	20.5%	1.4%	68.7%	70.8%	16.1%	0.5%	11.5%	0.8%	10.7%	5.86%	14.50%	3.10%	13.11%	-15.29%	3.52%	3.93%	10.03%	9.92%	16.39%
Medians	3.6%	18.4%	1.4%	69.9%	71.7%	14.5%	0.0%	10.3%	0.0%	9.4%	3.77%	8.90%	1.30%	10.15%	-14.95%	1.10%	1.01%	9.25%	9.18%	13.90%
State of IL																				
Averages	6.3%	18.4%	1.6%	68.2%	76.0%	9.9%	0.2%	12.6%	1.2%	11.4%	8.37%	23.67%	7.52%	16.07%	-22.26%	-0.06%	-0.43%	11.00%	11.00%	16.65%
Medians	6.8%	17.7%	1.3%	66.6%	75.4%	8.2%	0.0%	12.4%	1.3%	11.3%	4.40%	10.44%	1.58%	11.92%	-21.50%	-2.09%	-2.56%	10.42%	10.42%	18.60%
Comparable Group																				
Averages	4.2%	22.7%	1.1%	68.2%	71.1%	18.5%	0.3%	9.2%	0.5%	8.6%	4.93%	17.30%	12.62%	10.59%	-12.52%	3.71%	-2.45%	8.67%	8.67%	12.87%
Medians	3.5%	18.9%	1.0%	71.9%	73.5%	15.8%	0.0%	9.3%	0.3%	8.8%	4.80%	7.67%	4.19%	10.15%	-13.83%	0.62%	0.15%	8.48%	8.48%	13.02%
Comparable Group																				
CZWI Citizens Community Bancorp Inc. of WI	6.0%	10.0%	0.0%	78.6%	71.6%	17.9%	0.0%	9.7%	1.2%	8.6%	16.22%	7.67%	16.44%	28.58%	-1.05%	-15.40%	-16.68%	9.70%	9.70%	10.80%
FFDF FFD Financial Corp. of Dover OH	4.8%	6.4%	0.0%	85.8%	82.9%	7.1%	0.0%	9.1%	0.0%	9.1%	7.50%	4.17%	6.80%	12.86%	-24.22%	0.15%	0.15%	9.00%	9.00%	12.20%
FCAP First Capital, Inc. of IN (1)	3.7%	20.2%	1.2%	70.1%	80.7%	8.5%	0.0%	10.2%	1.2%	9.0%	2.52%	18.61%	-1.94%	10.15%	-37.04%	0.73%	1.01%	8.66%	8.66%	13.99%
FSFG First Savings Financial Group of IN	2.8%	18.1%	0.8%	72.0%	73.3%	15.6%	0.0%	10.7%	1.7%	9.0%	NM	NM	95.38%	NM	NM	1.89%	-14.66%	7.61%	7.61%	12.94%
HFBC HopFed Bancorp, Inc. of KY (1)	1.8%	30.3%	0.8%	63.4%	74.9%	15.5%	1.0%	7.9%	0.1%	7.8%	21.19%	92.69%	4.27%	18.35%	25.52%	42.94%	NM	8.30%	8.30%	13.83%
LSBI LSB Financial Corp. of Lafayette IN (1)	2.1%	4.7%	1.8%	88.0%	73.8%	15.9%	0.0%	9.4%	0.0%	9.4%	-1.01%	-2.36%	-0.91%	5.60%	-24.44%	0.52%	0.52%	9.40%	9.40%	12.80%
LBCP Liberty Bancorp, Inc. of MO	9.3%	9.0%	2.2%	74.3%	71.0%	16.2%	0.0%	10.9%	0.5%	10.4%	4.80%	14.59%	4.71%	8.20%	-13.61%	1.99%	2.56%	9.80%	9.80%	13.10%
RIVR River Valley Bancorp of IN (1)	3.2%	19.8%	2.1%	71.9%	69.5%	20.8%	1.9%	6.6%	0.0%	6.6%	5.59%	34.72%	-0.91%	14.01%	-13.83%	-0.14%	-0.15%	8.20%	8.20%	12.06%
WVFC WVS Financial Corp. of PA	4.4%	78.9%	0.0%	15.3%	36.9%	54.3%	0.0%	7.8%	0.0%	7.8%	-11.96%	-14.92%	4.10%	-1.85%	-19.01%	-3.05%	-3.05%	8.04%	8.04%	13.10%
WAYN Wayne Savings Bancshares of OH	3.4%	29.2%	1.6%	62.1%	76.6%	13.2%	0.0%	9.1%	0.5%	8.6%	-0.52%	0.53%	-1.78%	-0.57%	-5.02%	7.43%	8.26%	8.00%	8.00%	13.90%

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

modestly exceed the Peer Group's average ratios based on current market conditions and the estimated offering range. Both the Company and the Peer Group currently maintain surpluses with respect to their respective regulatory capital requirements and the Company's capital will be bolstered upon completion of the Second Step Conversion. The increase in Jacksonville Bancorp's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity.

The interest-earning asset ("IEA") composition for the Company and the Peer Group reflects differences in terms of the proportion of loans, as Jacksonville Bancorp's loans/asset ratio of 60.4% falls short of the Peer Group average ratio of 68.2%. Conversely, Jacksonville Bancorp's level of cash and investments equal to 32.9% of assets was higher than the comparable Peer Group average of 26.9%. The lower ratio of loans reflects recent market conditions for the Company which has limited the ability to expand the commercial loan portfolio (i.e., limited loan demand by good borrowers and competitive pressures) and as residential loan balances have actually diminished as residential mortgage demand has been focused in long term fixed rate loans which the Company generally sells. Overall, Jacksonville Bancorp's interest-earning assets amounted to 93.3% of assets, which is modestly below the Peer Group's average ratio of 95.1%. Both the Company's and the Peer Group's IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis immediately following the Second Step Conversion, a portion of the proceeds will initially be invested into Federal funds or shorter term investment securities increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term.

Jacksonville Bancorp's funding liabilities currently reflect more of a deposit funding strategy, whereas the Peer Group is using borrowed funds to a greater extent, both to supplement liquidity in lieu of utilizing deposit funds and for wholesale leveraging and interest rate risk management purposes. In this regard, the Company's deposits equaled 88.2% of assets, which exceeded the comparable Peer Group average of 71.1%. Conversely, borrowings accounted for a greater portion of the Peer Group's interest-bearing liabilities ("IBL") composition relative to the Company – and as of the most recent period, borrowings-to-assets ratios equaled 18.5% for the Peer Group versus 1.3% for the Company, inclusive of subordinated debt (the Company did not have any subordinated debt while the subordinated debt equaled only 0.3% of assets for the Peer Group on average). Total IBL maintained as a percent of assets equaled 89.5% and 89.9% for Jacksonville Bancorp and the Peer Group, respectively. The Company's ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company's IEA/IBL ratio of 104.3% is below the Peer Group's average ratio of 105.7%. The additional capital realized from stock proceeds will increase the IEA/IBL ratio, as the net proceeds realized from Jacksonville Bancorp's stock offering are expected to be reinvested into interest-earning assets and the increase in the Company's equity position will result in a lower level of interest-bearing liabilities funding assets.

Jacksonville Bancorp posted lower 12 month asset growth than the Peer Group, at 0.20% and 4.93%, respectively. Modest asset growth for both the Company and the Peer Group reflects the current economic and operating environment where loan demand by credit-worthy borrowers is limited. Furthermore, the competition for low credit risk loans is intense.

As a result of the foregoing factors, coupled with the fact that residential mortgage demand in the Company's market has been centered in long term fixed rate loans (which Jacksonville Bancorp generally sells), Jacksonville Bancorp's loan portfolio balance declined by 5.34% over the most recent twelve month period whereas the Peer Group's loan portfolio increased by 12.62% based on the average and by 4.19% based on the median. The cash, investments and MBS portfolios increased for both the Company and the Peer Group, by 10.85% and 17.30%, respectively.

The Company's deposit growth rate fell short of the Peer Group average as Jacksonville Bancorp's deposits increased by 6.95% as compared to an average deposit growth rate of 10.59% for the Peer Group. A portion of the deposit growth achieved by Jacksonville Bancorp was utilized to repay borrowings, which diminished at an 82.07% rate versus borrowings shrinkage of 12.52% for the Peer Group on average. Importantly, the significant rate of borrowings shrinkage for the Company is the result of the low absolute level of borrowed funds for Jacksonville Bancorp.

The Company's equity increased by 4.14% compared to an increase of 3.71% for the Peer Group. Both the Company's and the Peer Group's limited equity growth reflects their relatively low ROA ratios as well as the impact of their respective dividend and capital management strategies including share repurchases. On a post-offering basis, the Company's capital growth rate is expected to decline due to the increased equity level and the marginal short-term net proceeds reinvestment benefit and expenses associated with the stock benefit plans.

Income and Expense Components

Table 3.3 shows comparative income statement measures for Jacksonville Bancorp and the Peer Group, reflecting earnings for the fiscal year ended December 31, 2009, for Jacksonville Bancorp and for the twelve months ended December 31, 2009 or September 30, 2009 for the Peer Group. Jacksonville Bancorp reported a net income to average assets ratio of 0.47% versus the Peer Group's ratio of 0.26% based on the average and 0.38% based on the median. The Company's higher operating returns reflect the benefit of the high level of non-interest income and low tax rate which are partially mitigated by Jacksonville Bancorp's higher operating expenses. Jacksonville Bancorp's net income was also supported by a relatively high level of non-operating gains on sale.

Both the Company's interest income and interest expense to average assets ratios were below the corresponding Peer Group averages while Jacksonville Bancorp's net interest income ratio fell between the respective Peer Group average and median levels. The higher proportion of lower yielding cash and investments (i.e., lower yielding relative to loans) may be a factor in the Company's lower interest income ratio as its average yield on interest-earning assets of 5.30% compared closely to the Peer Group average of 5.36%. A lower cost of funds (2.22% for the Company versus an average of 2.42% for the Peer Group) was a key factor in Jacksonville Bancorp's lower ratio of interest expense to average assets (1.83% for the Company versus an average of 2.17% for the Peer Group). Overall, the Company's net interest income ratio of 3.02% was above the Peer Group average ratio of 2.92% but below the median ratio of 3.24%.

The impact of Jacksonville Bancorp's activities outside of traditional banking including its secondary market loan sales and commission income generated through Financial Resources are clearly evidenced in the Company's reported level of non-interest income and expense in relation to the Peer Group. Non-interest income equaled 1.22% of average assets for the Company versus an average of 0.55% for the Peer Group. As reflected in the data presented in the Financial Analysis of the Company in Section 1, fees generated through the Company's banking business line equaled only 56% of total non-interest income in the most recent fiscal

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Jacksonville Bancorp, Inc.																			
December 31, 2009	0.47%	4.85%	1.83%	3.02%	0.87%	2.16%	0.00%	0.00%	1.22%	1.22%	3.11%	0.00%	0.24%	0.00%	5.30%	2.22%	3.08%	$2,650	6.75%
All Public Companies																			
Averages	-0.08%	4.99%	2.09%	2.90%	0.83%	2.07%	0.02%	-0.06%	0.79%	0.76%	2.70%	0.11%	-0.07%	0.03%	5.30%	2.41%	2.89%	$6,084	31.69%
Medians	0.28%	5.00%	2.04%	2.91%	0.44%	2.37%	0.00%	0.00%	0.58%	0.57%	2.69%	0.00%	0.00%	0.00%	5.29%	2.42%	2.92%	$4,789	32.16%
State of IL																			
Averages	-0.35%	4.88%	2.00%	2.88%	0.45%	2.43%	0.03%	-0.14%	0.71%	0.61%	2.98%	0.44%	-0.05%	0.00%	5.27%	2.32%	2.94%	$4,998	11.21%
Medians	-0.35%	4.84%	2.07%	2.87%	0.43%	2.32%	0.00%	-0.03%	0.69%	0.64%	3.24%	0.06%	-0.03%	0.00%	5.28%	2.38%	2.88%	$4,006	11.21%
Comparable Group																			
Averages	0.26%	5.09%	2.17%	2.92%	0.43%	2.48%	0.01%	-0.05%	0.59%	0.55%	2.56%	0.08%	-0.04%	0.00%	5.36%	2.42%	2.94%	$4,566	24.81%
Medians	0.38%	5.20%	2.15%	3.24%	0.44%	2.64%	0.00%	0.00%	0.65%	0.54%	2.77%	0.02%	0.09%	0.00%	5.50%	2.38%	3.17%	$3,660	27.19%
Comparable Group																			
CZWI Citizens Community Bancorp Inc. of WI	-0.61%	5.91%	2.62%	3.29%	0.35%	2.94%	0.07%	0.00%	0.37%	0.44%	2.79%	0.06%	-1.50%	0.00%	6.20%	2.97%	3.24%	$2,891	41.80%
FFDF FFD Financial Corp. of Dover OH	0.41%	5.34%	2.13%	3.21%	0.21%	3.00%	0.00%	-0.01%	0.16%	0.16%	2.75%	0.00%	0.26%	0.00%	5.48%	2.38%	3.10%	$3,660	32.03%
FCAP First Capital, Inc. of IN (1)	0.31%	5.19%	1.92%	3.27%	0.79%	2.47%	0.00%	0.00%	0.70%	0.70%	2.89%	0.02%	0.05%	0.00%	5.52%	2.16%	3.36%	NM	NM
FSFG First Savings Financial Group of IN	0.46%	4.87%	1.43%	3.44%	0.33%	3.11%	0.00%	-0.02%	0.56%	0.54%	2.94%	0.02%	-0.02%	0.00%	5.19%	1.73%	3.46%	$3,460	26.36%
HFBC HopFed Bancorp, Inc. of KY (1)	0.05%	5.44%	2.80%	2.64%	0.42%	2.22%	0.00%	0.00%	0.79%	0.79%	2.48%	0.60%	0.14%	0.00%	5.73%	3.06%	2.68%	NM	NM
LSBI LSB Financial Corp. of Lafayette IN (1)	0.25%	5.40%	2.72%	2.68%	0.56%	2.12%	0.00%	-0.08%	0.90%	0.82%	2.83%	0.00%	0.28%	0.00%	5.69%	3.02%	2.67%	$4,132	23.11%
LBCP Liberty Bancorp, Inc. of MO	0.56%	5.20%	1.57%	3.63%	0.48%	3.14%	0.03%	-0.38%	0.85%	0.50%	2.96%	0.05%	0.21%	0.00%	5.66%	1.79%	3.87%	$4,146	28.00%
RIVR River Valley Bancorp of IN (1)	0.42%	5.12%	2.54%	2.58%	0.79%	1.78%	0.00%	0.00%	0.82%	0.82%	2.36%	0.00%	0.23%	0.00%	5.40%	2.75%	2.65%	NM	0.90%
WVFC WVS Financial Corp. of PA	0.34%	3.36%	2.17%	1.17%	-0.08%	1.25%	0.00%	0.00%	0.17%	0.17%	0.86%	0.00%	-0.04%	0.00%	3.38%	2.37%	1.00%	$10,040	28.25%
WAYN Wayne Savings Bancshares of OH	0.49%	5.06%	1.80%	3.26%	0.46%	2.81%	0.00%	-0.06%	0.59%	0.53%	2.69%	0.02%	0.03%	0.00%	5.32%	1.99%	3.33%	$3,633	18.05%

(1) Financial information is for the quarter ending September 30, 2009.
(3) Income and expense information has been annualized from available financial information.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

year as fee income from traditional banking services totaled 0.68% of average assets, which is nonetheless above the Peer Group average of 0.55%.

Jacksonville Bancorp's operating expenses reflect the impact of the Company's revenue and product diversification strategies noted above. In this regard, while the Company has been successful in increasing sources of non-interest revenue, the Company's operating expenses are also relatively high in comparison to peer institutions and revenue growth in recent periods has largely been offset by increasing operating expenses. Specifically, Jacksonville Bancorp's operating expenses to average assets ratio equaled 3.11% versus an average and median ratio equal to 2.56% and 2.77%, respectively, for the Peer Group.

Jacksonville Bancorp's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 73.4% is more favorable than the Peer Group's ratio of 76.1%, as the Company's revenue ratios advantages were only partially offset by its higher operating expense ratio. On a post-offering basis, the Company's efficiency ratio may improve as the Company reinvests the offering proceeds from the Second Step Conversion.

Loan loss provisions for the Company equaled 0.87% and were well in excess of the Peer Group average, equal to 0.43% of average assets. Important from a valuation perspective, a significant portion of the Company's loan loss provisions were related to several specific assets whose balance has diminished, both through either resolutions and/or charge-offs. As will be discussed in a following section, the Company's ratio of NPAs is currently below the Peer Group average.

Net non-operating income totaled 0.24% for Jacksonville Bancorp and consisted primarily of gains on the sale of securities and recovery of prior period mortgage servicing impairment charges. The Peer Group reported net non-operating expense equal to 0.04% of average assets, which was largely comprised of net losses on the sale of loans and investments.

The Company's effective tax rate for the last 12 months of 6.75% is below the Peer Group average of 24.81%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and thus remain at a comparative advantage relative to the Peer Group

Loan Composition

Table 3.4 presents the most recent data related to the Company's and the Peer Group's loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for others, and risk-weighted assets. The impact of Jacksonville Bancorp's relatively low proportion of loans overall (60.4% of assets for the Company versus an average of 68.2% for the Peer Group) is reflected in the data showing the composition of the loan portfolio as a percent of assets. Specifically, Jacksonville Bancorp's investment in mortgage loans falls short of the Peer Group's investment in every key aggregate. As shown in Table 3.4, 1-4 family permanent mortgage loans and MBS together equaled 34.8% of assets for the Company versus an average of 41.2% for the Peer Group as the investment in whole residential mortgage loans for Jacksonville Bancorp (20.6% for the Company versus 30.4% for the Peer Group) was only partially offset by the Company's more significant investment in MBS (14.2% for the Company versus an average of 10.8% for the Peer Group). The Company's policy of selling longer-term fixed rate loans, generally on a servicing retained basis, is reflected in the larger balance of loans serviced for others as of December 31, 2009 ($148.0 million versus an average $40.5 million for the Peer Group). Likewise, the Company's mortgage loan servicing asset of $0.9 million exceeded the average servicing asset of $0.3 million for the Peer Group.

The data reflects that the Company's lending activities show a comparatively lower investment in high risk-weight mortgage loans including construction and land loans as well as commercial mortgage loans (23.4% aggregate investment versus an average of 27.7% for the Peer Group). Conversely, non-mortgage C&I lending equaled 11.9% of assets for the Company which exceeded the Peer Group average of 5.1%. Consumer non-mortgage lending was at similar levels for the Company and the Peer Group, equal to 4.8% and 5.4%, respectively. Reflecting the overall similarity of diversification into high risk-weight lending, the Company's risk-weighted assets-to-assets ratio equaled 70.0% versus 70.7% for the Peer Group.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2009

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent of Assets								
Jacksonville Bancorp, Inc.	14.19%	20.63%	2.74%	19.80%	11.91%	4.83%	69.97%	$147,962	$850
All Public Companies									
Averages	12.62%	35.15%	5.41%	22.14%	4.64%	2.40%	66.10%	$605,349	$5,591
Medians	10.44%	35.37%	4.11%	20.03%	3.48%	0.66%	66.52%	$43,890	$125
State of IL									
Averages	6.85%	28.26%	3.81%	25.70%	8.30%	1.38%	70.65%	$122,813	$823
Medians	5.01%	23.68%	2.87%	22.46%	8.51%	0.41%	70.11%	$108,540	$792
Comparable Group									
Averages	10.77%	30.43%	5.62%	22.12%	5.13%	5.37%	68.16%	$40,553	$253
Medians	8.07%	34.13%	4.83%	21.88%	5.41%	1.55%	69.10%	$24,620	$1
Comparable Group									
CZWI Citizens Community Bancorp Inc. of WI	8.97%	43.80%	0.00%	0.03%	0.00%	34.91%	91.00%	$0	$0
FFDF FFD Financial Corp. of Dover OH	0.14%	32.63%	3.20%	37.18%	10.27%	3.13%	79.03%	$92,290	$603
FCAP First Capital, Inc. of IN (1)	5.67%	38.78%	4.70%	14.65%	5.35%	5.34%	63.74%	$310	$1
FSFG First Savings Financial Group of IN	9.05%	39.30%	1.84%	20.87%	5.49%	5.26%	28.40%	$670	$0
HFBC HopFed Bancorp, Inc. of KY (1)	12.99%	23.61%	9.10%	22.89%	6.11%	2.05%	65.57%	$42,970	$0
LSBI LSB Financial Corp. of Lafayette IN (1)	0.91%	35.37%	7.10%	41.91%	4.57%	0.42%	78.92%	$128,030	$1,154
LBCP Liberty Bancorp, Inc. of MO	2.20%	16.51%	17.36%	35.35%	5.48%	0.53%	80.14%	$18,400	$0
RIVR River Valley Bancorp of IN (1)	7.18%	33.17%	7.68%	26.11%	4.33%	1.06%	72.64%	$92,020	$505
WVFC WVS Financial Corp. of PA	38.88%	6.01%	4.95%	3.29%	1.00%	0.28%	61.24%	$0	$0
WAYN Wayne Savings Bancshares of OH	21.76%	35.08%	0.32%	18.87%	8.71%	0.71%	60.95%	$30,840	$265

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

The ratio of NPAs/assets equaled 0.81% for the Company versus an average of 1.72% and median of 1.43% for the Peer Group as shown in Table 3.5. Moreover, to place the Company's ratio of NPAs into perspective, it should be noted that the average and median ratios for all publicly traded institutions equaled 3.16% and 2.33% of assets, respectively, indicating that the Peer Group too maintained relatively favorable asset quality in relation to key industry aggregates.

Reserve coverage was generally similar to stronger for the Company in comparison to the Peer Group as well, as Jacksonville Bancorp maintained a higher level of loan loss reserves as a percent of loans as well as higher reserve coverage in relation to non-performing loans and non-performing assets. Specifically, the ratio of reserves/loans equaled 1.29% for Jacksonville Bancorp versus an average and median of 1.12% for the Peer Group. At the same time, the reserve levels for Jacksonville Bancorp indicate greater coverage in relation to NPAs (117.20% for the Company versus 62.98% for the Peer Group). Chargeoffs over the most recent 12 month period equal to 1.26% of loans for the Company versus the Peer Group average (0.64%) and median (0.23%) for the corresponding timeframe. The higher chargeoffs are related to several specific assets where there was borrower fraud and management expects that the level of loan chargeoffs may be lower in the future.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Jacksonville Bancorp's interest rate risk characteristics were considered to be less favorable than the Peer Group's risk characteristics, as implied by the Company's lower tangible equity-to-assets and IEA/IBL ratios. At the same time, the Company maintained a lower ratio of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to improve these ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Jacksonville Bancorp and the Peer Group. In general, the relative fluctuations in the Company's and the

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2009 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Jacksonville Bancorp, Inc.	0.13%	0.81%	1.10%	1.29%	117.20%	97.99%	$2,219	1.26%
All Public Companies								
Averages	0.43%	3.16%	3.37%	1.50%	67.54%	50.08%	$1,404	0.62%
Medians	0.17%	2.33%	2.78%	1.28%	53.91%	41.00%	$388	0.17%
State of IL								
Averages	0.24%	2.97%	4.75%	1.12%	28.93%	26.38%	$522	0.07%
Medians	0.11%	2.77%	3.63%	1.25%	34.32%	31.16%	$354	0.05%
Comparable Group								
Averages	0.17%	1.72%	2.20%	1.12%	62.98%	54.26%	$529	0.64%
Medians	0.19%	1.43%	1.84%	1.12%	60.29%	50.37%	$179	0.23%
Comparable Group								
CZWI Citizens Community Bancorp Inc. of WI	0.00%	1.12%	1.31%	0.51%	33.25%	29.96%	$398	0.36%
FFDF FFD Financial Corp. of Dover OH	0.08%	0.69%	0.79%	1.05%	132.69%	130.58%	$9	0.02%
FCAP First Capital, Inc. of IN (1)	0.19%	2.28%	2.64%	1.55%	58.88%	47.56%	$166	0.21%
FSFG First Savings Financial Group of IN	0.19%	1.44%	1.32%	1.10%	78.09%	53.34%	$119	0.13%
HFBC HopFed Bancorp, Inc. of KY (1)	0.19%	1.28%	1.74%	1.36%	78.33%	67.05%	$462	0.28%
LSBI LSB Financial Corp. of Lafayette IN (1)	0.31%	3.60%	3.70%	1.14%	30.70%	28.08%	$1,272	1.57%
LBCP Liberty Bancorp, Inc. of MO	0.50%	1.83%	1.72%	1.31%	76.05%	53.95%	$192	-0.04%
RIVR River Valley Bancorp of IN (1)	0.00%	3.13%	4.16%	0.92%	40.79%	39.59%	$2,521	3.60%
WVFC WVS Financial Corp. of PA	0.00%	0.42%	2.72%	1.07%	39.30%	39.30%	$0	0.00%
WAYN Wayne Savings Bancshares of OH	0.20%	1.41%	1.94%	1.19%	61.70%	53.18%	$155	0.24%

(1) Financial information is for the quarter ending September 30, 2009.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2010 or Most Recent Date Available

Institution	Balance Sheet Measures: Tang. Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 12/31/2009	9/30/2009	6/30/2009	3/31/2009	12/31/2008	9/30/2008
				(change in net interest income is annualized in basis points)					
Jacksonville Bancorp, Inc.	7.8%	104.3%	6.3%	-17	21	-17	-8	33	28
All Public Companies	10.5%	106.8%	6.1%	6	8	1	-4	-3	10
State of IL	11.4%	108.0%	7.2%	NA	7	-10	-18	18	10
Comparable Group									
Averages	8.6%	105.7%	5.0%	-1	6	7	-10	0	2
Medians	8.8%	105.6%	5.2%	-3	8	7	-3	-5	3
Comparable Group									
CZWI Citizens Community Bancorp Inc. of WI	8.6%	105.6%	5.4%	18	6	23	6	-4	19
FFDF FFD Financial Corp. of Dover OH	9.1%	107.7%	3.1%	-3	1	0	-37	-10	-2
FCAP First Capital, Inc. of IN (1)	9.0%	105.4%	6.0%	NA	8	-6	-5	-17	14
FSFG First Savings Financial Group of IN	9.0%	104.7%	7.0%	NA	NA	20	12	33	-9
HFBC HopFed Bancorp, Inc. of KY (1)	7.8%	104.5%	4.5%	NA	8	2	10	-34	0
LSBI LSB Financial Corp. of Lafayette IN (1)	9.4%	105.7%	5.1%	NA	15	15	-12	-7	-24
LBCP Liberty Bancorp, Inc. of MO	10.4%	106.3%	7.3%	-25	25	33	13	-2	-19
RIVR River Valley Bancorp of IN (1)	6.6%	102.9%	5.1%	NA	10	-14	-7	-6	12
WVFC WVS Financial Corp. of PA	7.8%	108.2%	1.3%	-3	-26	-16	-77	42	6
WAYN Wayne Savings Bancshares of OH	8.6%	105.5%	5.2%	11	10	11	-1	5	22

(1) Financial information is for the quarter ending September 30, 2009.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Peer Group's net interest income to average assets ratios were considered to be slightly greater than the Peer Group average but well within the range of the Peer Group companies individually and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Jacksonville Bancorp's and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins.

Other factors impacting the Company's interest rate risk exposure in comparison to the Peer Group arises from the high level of non-interest income generated through both the banking activities and commission income generated through Financial Resources, both of which serve to insulate earnings to a degree from changing interest rates. At the same time, gains on the sale of mortgage loans equaled 0.25% of average assets, which is a five fiscal year highpoint for the Company. Jacksonville Bancorp expects that such income may diminish in the future as it was primarily driven by record low long term interest rates which spurred refinancing activity. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Jacksonville Bancorp's assets.

<u>Summary</u>

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Jacksonville Bancorp. Such general characteristics as asset size, equity position, IEA composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This section presents the valuation analysis and methodology used to determine Jacksonville Bancorp's estimated pro forma market value of the common stock to be issued in conjunction with the Second Step Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994 specify the market value methodology for estimating the pro forma market value of an institution. The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Jacksonville Bancorp's operations and financial condition; (2) monitor Jacksonville Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Jacksonville Bancorp's stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Jacksonville Bancorp's value, or Jacksonville Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans and investments funded by retail deposits were the primary components of the Company's and Peer Group's balance sheets. The Company's interest-earning asset composition exhibited a lower concentration of loans overall with a lower proportion of mortgage loans, including both residential and commercial mortgage loans, while non-mortgage commercial lending was modestly higher for Jacksonville Bancorp. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a lower level of net interest income, the impact of which was offset by a favorable funding mix which provided for a relatively favorable cost of funds in comparison to the Peer Group. The Company maintained a lower IEA/IBL ratio of 104.7%, versus 106.0% for the Peer Group on average. The anticipated use of proceeds should improve the Company's IEA/IBL ratio.

- Credit Quality. The Company's ratios of non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent of total loans exceeded the Peer Group average and median values as did the reserve coverage ratios in relation to non-performing loans and NPAs. The one shortfall in the Company's asset quality in comparison to the Peer Group was the recent history of loan chargeoffs which exceeded the Peer Group average. The higher chargeoffs are related to several specific assets where there was borrower fraud and management expects that the level of loan chargeoffs may be lower in the future.

- Balance Sheet Liquidity. For the most recent period, the Company maintained a higher level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as a portion of the proceeds will be initially retained in cash equivalent instruments as well as investment securities with laddered maturities pending the longer term deployment into loans. The Company's future borrowing capacity was considered to be greater than the Peer Group's capacity based on its current lower utilization of borrowings in comparison to the Peer Group.

- Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a lower cost of funds for the Company. Total interest-bearing liabilities as a percent of assets was lower for the Company in comparison to the Peer Group and the IBL ratio should improve following the Offering.

- Equity. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Jacksonville Bancorp's pro forma capital position will exceed the Peer Group's equity-to-assets ratio based on completion of the transaction at the valuation range set forth herein. The Company's increased pro forma equity will enhance the leverage capacity to levels approximating the Peer Group's ability while the anticipated reduction in the IBL ratio will enhance Jacksonville Bancorp's comparability to the Peer Group.

On balance, we considered that the various positive factors in the Company's operations including the favorable credit quality measures and enhanced pro forma capital position to outweigh the negative factors and have thus, applied a slight upward adjustment for this factor.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported higher earnings than the Peer Group based on an average return on average assets ("ROAA") basis (0.47% of average assets versus 0.26% and 0.38% for the Peer Group based on the average and median, respectively). Jacksonville Bancorp's higher operating returns reflect the benefit of the high level of non-interest income and low tax rate which are partially mitigated by the Company's higher operating expenses. Jacksonville Bancorp's net income was also supported by a relatively high level of non-operating gains on sale.
- Core Earnings. As referenced above, the Company's earnings were impacted by non-operating gains on sale to a greater extent than the Peer Group's earnings (the Peer Group reported net non-operating losses equal to 4 basis points on average assets). Excluding non-operating gains and losses from earnings for both the Company and the Peer Group provides for ROA measures which compared relatively closely. At the same time, we have considered management's expectation that the Company's loan loss provisions may be lower in the future based on the current levels of NPAs, reserve coverage in relation to the Peer Group which could improve Jacksonville Bancorp's core earnings levels.
- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated slightly greater volatility for the Company relative to the Peer Group average but the

indicated changes were within the range of the Peer Group companies individually. Other measures of interest rate risk such as the capital and the IEA/IBL ratio were less favorable for the Company, thereby indicating that the Company maintained a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, diminish the Peer Group's relative advantage in this regard.

- Credit Risk. Loan loss provisions were a more significant factor in the Company's earnings in comparison to the Peer Group with the higher provisions relative to historical levels related to both to borrower fraud and a recessionary economic environment. In terms of the future exposure to credit-related losses, objective measures of the Company's credit risk reflect comparatively lesser exposure relative to the Peer Group based on its lower ratio of NPAs and higher ratio of reserves in relation to NPLs and NPAs.
- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to increasing earnings through leverage. Secondly, the Company has demonstrated momentum for core earnings growth as its net interest margin has expanded over the last several years albeit net income has not realized the full benefit as core earnings growth has been offset by increased loan loss provisions. To the extent that the economy stabilizes and/or loan loss provisions diminish as anticipated by management, net income may be subject to increase (i.e., for this factor as well as the earnings benefit related to reinvestment of the conversion proceeds).
- Return on Equity. The Company's pro forma return on equity based on core earnings (excluding net non-operating expenses but including trailing twelve month loan loss provisions) are lower than the Peer Group average and median. The ROE may be subject to increase over the near term given the momentum for core earnings growth as noted above.

Overall, we concluded that a slight upward adjustment for profitability, growth and viability of earnings was appropriate, primarily in view of the Company's potential for earnings growth as a result of the completion of the Second Step Conversion and contingent upon a diminishing level of loan loss provisions as anticipated by management.

3. Asset Growth

The Company's asset growth rate was below the Peer Group's growth rate during the period covered in our comparative analysis, based on growth rates of 0.2% and 4.9%, respectively. Asset growth for the Company was primarily focused in the investment portfolio as loans diminished while both loans and investments increased for the Peer Group based on the average and median. Enhancing the comparability of the Company relative to the Peer Group, asset growth was funded through deposit growth while borrowings diminished for both the

Company and the Peer Group. On a pro forma basis, the Company's tangible equity-to-assets ratio will modestly exceed the Peer Group's tangible equity-to-assets ratio, indicating modestly greater leverage capacity for the Company while the expanded capital base will also enable Jacksonville Bancorp to undertake larger lending relationships. Considering both the higher capital level and the lower historical growth rate, no adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Jacksonville, Illinois is located in west-central Illinois, approximately 90 miles north of St. Louis but outside the St. Louis metropolitan area. The Company's deposit market is a relatively rural area with a shrinking population base. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. The Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks in addition to many other community banks seeking to offer the same customer centered tailored products and services that Jacksonville Bancorp is seeking to offer.

The Peer Group companies generally operate in a mix of suburban and rural markets, although we note that six of the ten home markets for the Peer Group institution had total population bases of less than 100,000. In terms of population growth trends, the Peer Group's home county market area are generally reporting positive growth figures in contrast to the slight shrinking trend for the Company's markets. The Morgan County market served by the Company reported per capita income which fell modestly below the Peer Group average and median (5.1% below) while the remaining two markets served by Jacksonville Bancorp fell more significantly below the per capita income for the Peer Group's markets (in the range of 10% to 20% lower). Importantly, the Company holds a leading market share in Morgan County (26.2% of deposits) whereas few of the Peer Group companies hold a similar dominant position in their respective markets. Owing to the rural character of the Company's market, unemployment rates are higher than the market areas counties served by the Peer Group.

On balance, considering such factors as the small size and limited growth of the Company's market as well as its strong market share in relation to the markets served by the Peer Group institutions, we concluded that no adjustment was appropriate for the Company's market area.

5. Dividends

Jacksonville Bancorp has indicated its intention to pay dividends in an amount such that current minority shareholders of the Company will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the Second Step Conversion. At the current midpoint valuation, the annual dividend payment would equal $0.27 per share, providing a yield of 2.65% based on the $10.00 per share initial offering price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eight out a total of ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.29% to 6.76%. The average dividend yield on the stocks of the Peer Group institutions was 3.53% as of February 19, 2010, and the payout ratios of many Peer Group institutions exceeded their core earnings per share in the current environment. As of February 19, 2010, approximately 63% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.17%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's dividend capacity will be enhanced by the Second Step Conversion and resulting increase in capital. Additionally, the capacity to pay dividends will be enhanced through earnings growth realized as a result of the reinvestment of the proceeds from the Second Step Conversion and potentially through higher earnings if loan loss provisions diminish as management anticipates. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All of the Peer Group members trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $13.4 million to $39.6 million as of February 19, 2010, with average and median market values of $24.8 million and $22.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0

million to 5.1 million, with average and median shares outstanding of 2.7 million and 2.6 million, respectively. The Company's Second-Step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the middle of the range of market values and shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Company's stock will continue to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Jacksonville Bancorp's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Illinois; and (D) the market for the public stock of Jacksonville Bancorp. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. The broader stock market started the third quarter of 2009 trending lower, with the Dow Jones Industrial Average ("DJIA") falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, with the DJIA moving to new highs for the year. The broader stock market faltered at the start of September 2009, as investors worried the summer rally would give way to a correction. Encouraging economic data led a rebound in the stock market moving into mid-September, which was followed by a pullback on disappointing housing data for August. Stocks spiked higher in late-September on news of some large merger deals. Despite closing lower at the end of September, the DJIA had its best third quarter since 1939 with a 15% gain for the quarter.

Stocks started October with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the DJIA above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve's commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar's surge upended stocks in mid-December. Helped by some positive economic data and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.

Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China held stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. On February 19, 2010, the DJIA closed at 10402.35, an increase of 41.2% from one year ago and a decrease of 0.2% year-to-date, and the NASDAQ closed at 2243.87, an increase of 55.7% from one year ago and a decrease of 1.1% year-to-date. The Standard & Poor's 500 Index closed at 1109.17 on February 19, 2010, an increase of 44.4% from one year ago and a decrease of 0.5% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement could subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market. A sell-off in the broader stock market and concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market pressured thrift stocks lower at the start of September 2009. Thrift stocks rebounded in mid-September on some positive comments regarding the level of loan loss reserves maintained by thrifts generally being in good shape. Concerns about the effects of a possible tightening by the Federal Reserve provided for a modest decline in thrift stocks heading into the close of the third quarter.

Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of October. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve's early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to deterioration in credit quality.

Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. On February 19, 2010, the SNL Index for all publicly-traded thrifts closed at 594.0, an increase of 20.5% from one year ago and an increase of 1.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues turned more positive in the fourth quarter of 2009, as indicated by an increase in conversion activity and the relative success of those offerings. For the most part, the recent conversion offerings experienced healthy subscription takedowns and have traded above their IPO prices in initial trading activity.

Consistent with the broader thrift market, conversion pricing reflects continued investor uncertainty over quality credit trends and the prospects that a strengthening economy will translate into improved real estate market conditions for residential and commercial properties.

As shown in Table 4.1, four standard conversions and two second-step conversions were completed during the past three months. The second-step conversion offerings are considered to be more relevant for our analysis, which were both completed in December 2009. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Northwest Bancshares' second-step offering was completed between the midpoint and maximum of the offering range, with a 62% offering raising gross proceeds of $688.8 million. Northwest Bancshares' pro forma price/tangible book ratio at the closing value equaled 101.5% and pro forma core price/earnings ratio at the closing value equaled 20.3 times. Comparatively, Ocean Shore Holding's second-step offering was completed at the minimum of the offering range, with a 57% offering raising gross proceeds of $33.3 million. Ocean Shore Holding's pro forma price/tangible book ratio at the closing value equaled 61.5% and pro forma core price/earnings ratio at the closing value equaled 11.1 times. Northwest Bancshares' higher price/tangible book ratio is believed to be in part attributable to the significantly larger size of its offering, which provides for a more liquid trading market and attracts the interest of institutional investors. The respective stock prices of Northwest Bancshares' and Ocean Shore Holding's closed up 12.3% and 13.0% after one week of trading and closed up 22.6% and 18.9% through February 19, 2010.

Shown in Table 4.2 are the current pricing ratios for the five companies that have completed fully-converted offerings during the past three months, all of which are traded on NASDAQ. The current average P/TB ratio of the publicly-traded recent conversions equaled 76.41%.

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans				Initial
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)
Standard Conversions																	
OBA Financial Services, Inc., MD*	1/22/10	OBAF-NASDAQ	$ 358	10.90%	0.62%	67%	$ 46.3	100%	132%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	3.8%	0.00%
OmniAmerican Bancorp, Inc., TX*	1/21/10	OABC-NASDAQ	$ 1,006	9.08%	1.47%	158%	$ 119.0	100%	132%	2.5%	N.A.	N.A.	8.0%	4.0%	10.0%	0.3%	0.00%
Versailles Financial Corp., OH	1/13/10	VERF-OTCBB	$ 43	17.89%	0.77%	83%	$ 4.3	100%	132%	14.0%	N.A.	N.A.	8.0%	4.0%	10.0%	23.7%	0.00%
Athens Bancshares, Inc., TN	1/7/10	AFCB-NASDAQ	$ 246	10.50%	1.04%	151%	$ 26.8	100%	134%	4.4%	N.A.	N.A.	8.0%	4.0%	10.0%	11.1%	0.00%
Averages - Standard Conversions:			**$ 413**	**12.09%**	**0.98%**	**115%**	**$ 49.1**	**100%**	**133%**	**6.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**9.7%**	**0.00%**
Medians - Standard Conversions:			**$ 302**	**10.70%**	**0.91%**	**117%**	**$ 36.5**	**100%**	**132%**	**3.7%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**7.4%**	**0.00%**
Second Step Conversions																	
Ocean Shore Holding Co., NJ*	12/21/09	OSHC-NASDAQ	$ 743	9.08%	0.36%	138%	$ 33.5	57%	85%	7.5%	N.A.	N.A.	6.8%	3.4%	8.5%	1.3%	2.50%
Northwest Bancshares, Inc.*	12/18/09	NWBI-NASDAQ	$ 7,134	9.18%	1.95%	54%	$ 688.6	62%	108%	3.8%	C/S	2.0%	4.0%	4.0%	10.2%	0.1%	3.91%
Averages - Second Step Conversions:			**$ 3,938**	**9.13%**	**1.16%**	**96%**	**$ 361.1**	**60%**	**97%**	**5.6%**	**N.A.**	**N.A.**	**5.4%**	**3.7%**	**9.3%**	**0.7%**	**3.21%**
Medians - Second Step Conversions:			**$ 3,938**	**9.13%**	**1.16%**	**96%**	**$ 361.1**	**60%**	**97%**	**5.6%**	**N.A.**	**N.A.**	**5.4%**	**3.7%**	**9.3%**	**0.7%**	**3.21%**
Mutual Holding Company Conversions																	
Averages - Mutual Holding Company Conversions:																	
Medians - Mutual Holding Company Conversions:																	
Averages - All Conversions:			**$ 1,588**	**11.11%**	**1.04%**	**109%**	**$ 153.1**	**87%**	**121%**	**5.9%**	**NA**	**NA**	**7.1%**	**3.9%**	**9.8%**	**6.7%**	**1.07%**
Medians - All Conversions:			**$ 550**	**9.84%**	**0.91%**	**110%**	**$ 39.9**	**100%**	**132%**	**4.1%**	**NA**	**NA**	**8.0%**	**4.0%**	**10.0%**	**2.6%**	**0.00%**

Institution	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 2/19/10 ($)	% Change (%)
Standard Conversions															
OBA Financial Services, Inc., MD*	59.1%	NM	11.7%	-0.1%	19.7%	-0.5%	$10.00	$10.39	3.9%	$10.11	1.1%	$10.30	3.0%	$10.30	3.0%
OmniAmerican Bancorp, Inc., TX*	61.7%	NM	10.7%	-0.3%	17.4%	-1.7%	$10.00	$11.85	18.5%	$11.32	13.2%	$10.99	9.9%	$10.99	9.9%
Versailles Financial Corp., OH	40.3%	30.12	9.6%	0.3%	23.7%	1.1%	$10.00	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%
Athens Bancshares, Inc., TN	57.4%	18.40	10.3%	0.6%	18.0%	3.1%	$10.00	$11.60	16.0%	$11.39	13.9%	$11.06	10.6%	$10.92	9.2%
Averages - Standard Conversions:	**54.6%**	**24.26**	**10.6%**	**0.1%**	**19.7%**	**0.5%**	**$10.00**	**$10.96**	**9.6%**	**$10.71**	**7.05%**	**$10.59**	**5.88%**	**$10.55**	**5.63%**
Medians - Standard Conversions:	**58.3%**	**24.26**	**10.5%**	**0.1%**	**18.9%**	**0.3%**	**$10.00**	**$11.00**	**10.0%**	**$10.72**	**7.15%**	**$10.65**	**6.45%**	**$10.61**	**6.10%**
Second Step Conversions															
Ocean Shore Holding Co., NJ*	61.5%	11.11	7.6%	0.7%	12.3%	5.5%	$8.00	$8.60	7.5%	$8.98	12.3%	$9.05	13.1%	$9.81	22.6%
Northwest Bancshares, Inc.*	101.5%	20.3	14.3%	0.7%	14.4%	4.3%	$10.00	$11.35	13.5%	$11.30	13.0%	$11.40	14.0%	$11.89	18.9%
Averages - Second Step Conversions:	**81.5%**	**15.7x**	**10.9%**	**0.7%**	**13.4%**	**4.9%**	**$9.00**	**$9.98**	**10.5%**	**$10.14**	**12.6%**	**$10.23**	**13.6%**	**$10.85**	**20.8%**
Medians - Second Step Conversions:	**81.5%**	**15.7x**	**10.9%**	**0.7%**	**13.4%**	**4.9%**	**$9.00**	**$9.98**	**10.5%**	**$10.14**	**12.6%**	**$10.23**	**13.6%**	**$10.85**	**20.8%**
Mutual Holding Company Conversions															
Averages - Mutual Holding Company Conversions:															
Medians - Mutual Holding Company Conversions:															
Averages - All Conversions:	**63.6%**	**$ 19.98**	**10.7%**	**0.3%**	**17.6%**	**2.0%**	**$9.67**	**$10.63**	**9.9%**	**$10.52**	**8.9%**	**$10.47**	**8.4%**	**$10.65**	**10.6%**
Medians - All Conversions:	**60.3%**	**$ 19.35**	**10.5%**	**0.4%**	**17.7%**	**2.1%**	**$10.00**	**$10.87**	**10.5%**	**$10.71**	**12.6%**	**$10.65**	**10.3%**	**$10.61**	**9.6%**

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 19, 2010

Table 4.2
Market Pricing Comparatives
Prices As of February 19, 2010

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																		Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	All Public Companies	$9.51	$287.53	($0.14)	$12.19	17.96x	81.45%	9.88%	89.82%	19.58x	$0.25	2.18%	32.57%	$2,649	11.27%	10.52%	3.16%	-0.16%	-0.34%	-0.14%	-0.84%
	Converted Last 3 Months (no MHC)	$10.78	$319.21	$0.25	$15.09	25.59x	73.33%	12.16%	76.41%	21.99x	$0.13	1.16%	20.69%	$2,114	6.47%	6.09%	1.03%	0.24%	3.61%	0.28%	3.52%
Converted Last 3 Months (no MHC)																					
AFCB	Athens Bancshares, Inc. of TN	$10.92	$30.34	$0.54	$17.42	20.22x	62.69%	11.29%	62.69%	20.22x	$0.00	0.00%	0.00%	$269	0.00%	0.00%	NA	0.56%	NM	0.56%	NM
NWBI	Northw est Bancshares Inc. of PA	$11.89	$1,315.53	$0.37	$11.90	39.63x	99.92%	16.39%	115.32%	32.14x	$0.40	3.36%	NM	$8,025	16.41%	14.53%	1.81%	0.46%	4.32%	0.57%	5.33%
OBAF	OBA Financial Serv. Inc. of MD	$10.30	$47.68	($0.09)	$16.92	NM	60.87%	12.00%	60.87%	NM	$0.00	0.00%	NM	$397	0.00%	0.00%	NA	-0.30%	NM	-0.10%	NM
OSHC	Ocean Shore Holding Co. of NJ	$9.81	$71.69	$0.72	$13.01	16.91x	75.40%	9.31%	75.40%	13.63x	$0.24	2.45%	41.38%	$770	7.69%	7.69%	0.25%	0.55%	7.15%	0.68%	8.88%
OABC	OmniAmerican Bancorp Inc. of TX	$10.99	$130.81	($0.28)	$16.22	NM	67.76%	11.81%	67.76%	NM	$0.00	0.00%	NM	$1,108	8.23%	8.23%	NA	-0.05%	-0.65%	-0.30%	-3.66%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Jacksonville Bancorp's stock price of recently completed and pending acquisitions of other thrift institutions operating in Illinois. As shown in Exhibit IV-4, there were eight Illinois thrift acquisitions completed from the beginning of 2007 through February 19, 2010, and there is currently one acquisition pending of an Illinois savings institution. The recent acquisition activity involving Illinois savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Jacksonville Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Jacksonville Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Jacksonville Bancorp's Stock

Since Jacksonville Bancorp's stock currently trades under the symbol "JXSB" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Jacksonville Bancorp had a total of 1,920,817 shares issued and outstanding at February 19, 2010, of which 882,079 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $7.84 to $11.89 per share and its closing price on February 19, 2010 was $11.89, implying an aggregate value of $22.8 million.

There are significant differences between the Company's stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Jacksonville Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Jacksonville Savings Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Second Step Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of JXSB stock. Converting institutions generally do not have stock outstanding. Jacksonville, however, has public shares outstanding due to the mutual holding company form of ownership. Since Jacksonville is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the February 19, 2010, stock price of $11.89 per share and the 1,920,817 shares of Jacksonville stock outstanding, the Company's implied market value of $22.8 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the Company's shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Jacksonville Bancorp's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At December 31, 2009, the MHC had unconsolidated net assets of $824 thousand. These entries have been added to the Company's December 31, 2009, reported financial information to reflect the consolidation of the MHC into the Company's operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of February 19, 2009, the aggregate pro forma market value of Jacksonville Bancorp's conversion stock equaled

$21,727,900 at the midpoint, equal to 2,172,790 shares at $10.00 per share. The $10.00 per share price was determined by the Jacksonville Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 54.08% ownership interest to the public which provides for a $11,750,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The reinvestment rate of 3.30% was based on the Company's business plan for reinvestment of the net proceeds, which assumes that the net proceeds will be invested in a mix of 15 year MBS (50% of total proceeds) and U.S. Treasury securities with a weighted average maturity of five years (50% of total proceeds).

The Company's reported earnings equaled $1.4 million for the twelve months ended December 31, 2009. In deriving Jacksonville Bancorp's estimated core earnings for purposes of the valuation, adjustments made to reported net income included elimination of gains on the sale of securities and recovery in the estimated value of mortgage servicing assets. As shown below, on a tax-effected basis, the Company's core earnings were calculated at $941 thousand for the twelve months ended December 31, 2009 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$1,396
Deduct: Gain on sale of investment securities	(589)
Deduct: Recovery of value of servicing assets	(123)
Tax Effect @ 34.00% rate	256
Core earnings estimate	$941

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $21.7 million midpoint value equaled 14.14 times and 20.09 times, respectively, indicating a discount of 14.8% on a reported basis and a premium of 6.2% on a core earnings basis relative to the Peer Group's average reported and core earnings multiples of 16.59 times and 18.92 times, respectively (see Table 4.3). In comparison to the Peer

Group's median reported and core earnings multiples of 16.20 times and 17.70 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated a discount of 12.7% and a premium of 13.5%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 12.21 times and 18.10 times, respectively, and based on core earnings at the minimum and the super maximum equaled 17.47 times and 25.36 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value. The Company's pre-conversion equity of $25.3 million was adjusted to include the impact of MHC's net assets equal to $824 thousand, which will be consolidated with the Company's financial statements as the result of the Second Step Conversion. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $21.7 million midpoint valuation, Jacksonville Bancorp's pro forma P/B and P/TB ratios equaled 60.20% and 65.15%, respectively, with the difference reflecting the impact of the goodwill balance of $2.7 million for the Company. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 63.46% and 66.79%, the Company's ratios reflected discounts of 5.1% and 2.5%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 62.98% and 65.09%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected a discount of 4.4% and a premium of 0.1%, respectively. The Company's pro forma P/TB ratios at the minimum and the super maximum equaled 58.28% and 77.88%, respectively.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $21.7 million midpoint of the valuation range, the Company's value equaled 7.25% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 5.61%, which implies a premium of 29.2% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 4.98%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 45.6%.

Table 4.3
Public Market Pricing
Jacksonville Bancorp, Inc. and the Comparables
As of February 19, 2010

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core			2nd Step
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Exchange Ratio	Offering Amount ($Mil)
Jacksonville Bancorp, Inc.																						
Superrange	$10.00	$28.74	$0.39	$13.79	18.10x	72.52%	9.48%	77.88%	25.36x	$0.20	2.01%	50.86%	$303	13.07%	12.28%	0.77%	0.52%	4.01%	0.37%	2.86%	1.4960	$ 15.54
Maximum	$10.00	$24.99	$0.44	$15.10	16.01x	66.23%	8.29%	71.38%	22.61x	$0.23	2.31%	52.13%	$301	12.52%	11.72%	0.78%	0.52%	4.14%	0.37%	2.93%	1.3009	$ 13.51
Midpoint	$10.00	$21.73	$0.50	$16.61	14.14x	60.20%	7.25%	65.15%	20.09x	$0.27	2.65%	53.29%	$300	12.04%	11.23%	0.78%	0.51%	4.26%	0.36%	3.00%	1.1312	$ 11.75
Minimum	$10.00	$18.47	$0.57	$18.64	12.21x	53.65%	6.20%	58.28%	17.47x	$0.31	3.12%	54.50%	$298	11.55%	10.74%	0.78%	0.51%	4.39%	0.35%	3.07%	0.9615	$ 9.99
All Non-MHC Public Companies (7)																						
Averages	$9.63	$348.32	($0.24)	$13.72	17.34x	69.21%	8.00%	77.76%	18.45x	$0.25	2.17%	32.88%	$3,022	10.81%	10.00%	3.40%	-0.25%	-0.58%	-0.27%	-1.69%		
Medians	$9.33	$49.86	$0.09	$13.01	15.75x	68.52%	6.38%	74.84%	16.25x	$0.20	1.90%	0.00%	$903	9.23%	8.63%	2.66%	0.19%	2.09%	0.09%	1.12%		
All Non-MHC Public Companies - State of Illinois (7)																						
Averages	$6.92	$90.23	($0.72)	$14.59	24.12x	55.61%	8.22%	63.01%	23.00x	$0.17	2.14%	68.29%	$800	13.89%	12.77%	3.69%	-0.60%	-5.01%	-0.48%	-4.04%		
Medians	$6.67	$53.87	($0.81)	$12.43	24.12x	67.72%	8.94%	80.85%	23.00x	$0.24	2.83%	0.00%	$603	13.19%	11.55%	2.79%	-1.11%	-7.69%	-0.95%	-7.60%		
Comparable Group Averages																						
Averages	$10.34	$24.80	$0.36	$16.30	16.59x	63.46%	5.61%	66.79%	18.92x	$0.42	3.53%	23.72%	$469	9.15%	8.67%	1.72%	0.27%	2.95%	0.28%	2.90%		
Medians	$10.69	$22.79	$0.45	$16.93	16.20x	62.98%	4.98%	65.09%	17.70x	$0.49	4.48%	23.72%	$405	9.26%	8.87%	1.43%	0.37%	3.68%	0.31%	3.29%		
Comparable Group																						
CZWI Citizens Comm Bncorp Inc of WI	$4.00	$20.45	$0.40	$10.80	NM	37.04%	3.61%	42.11%	10.00x	$0.00	0.00%	NM	$567	9.75%	8.67%	1.12%	-0.61%	-5.57%	0.38%	3.48%		
FFDF FFD Financial Corp of Dover OH	$13.25	$13.40	$0.45	$17.71	17.21	74.82%	6.78%	74.82%	29.44x	$0.68	5.13%	NM	$198	9.06%	9.06%	0.69%	0.41%	4.35%	0.24%	2.54%		
FCAP First Capital, Inc. of IN	$14.34	$39.55	$0.45	$16.91	28.12	84.80%	8.66%	96.37%	31.87x	$0.72	5.02%	NM	$457	10.23%	9.12%	2.28%	0.31%	2.99%	0.27%	2.64%		
FSFG First Savings Fin. Grp. of IN	$10.40	$25.12	($0.02)	$21.80	16.00	47.71%	5.11%	56.96%	15.52x	$0.00	0.00%	NM	$491	10.71%	9.13%	1.44%	0.47%	3.00%	0.48%	3.10%		
HFBC HopFed Bancorp, Inc. of KY	$10.98	$39.47	($0.34)	$17.46	NM	62.89%	3.86%	64.17%	NM	$0.48	4.37%	NM	$1,022	7.90%	7.78%	1.28%	0.05%	0.62%	-0.13%	-1.63%		
LSBI LSB Fin. Corp. of Lafayette IN	$10.00	$15.54	$0.17	$22.06	16.39	45.33%	4.27%	45.33%	NM	$0.50	5.00%	NM	$364	9.43%	9.43%	3.60%	0.25%	2.77%	0.07%	0.77%		
LBCP Liberty Bancorp, Inc. of MO	$7.75	$27.98	$0.46	$12.29	12.92	63.06%	6.89%	66.01%	16.85x	$0.10	1.29%	16.67%	$406	10.92%	10.48%	1.83%	0.56%	4.95%	0.43%	3.80%		
RIVR River Valley Bancorp of IN	$12.42	$18.68	$0.67	$16.94	11.83	73.32%	4.85%	73.40%	18.54x	$0.84	6.76%	NM	$385	6.61%	6.61%	3.13%	0.42%	6.33%	0.27%	4.04%		
WVFC WVS Financial Corp. of PA	$13.96	$28.84	$0.73	$14.86	20.53	93.94%	7.37%	93.94%	19.12x	$0.64	4.58%	NM	$392	7.84%	7.84%	0.42%	0.34%	4.52%	0.36%	4.85%		
WAYN Wayne Savings Bancshares of OH	$6.30	$18.93	$0.63	$12.19	9.69	51.68%	4.69%	54.83%	10.00x	$0.20	3.17%	30.77%	$403	9.08%	8.60%	1.41%	0.48%	5.53%	0.47%	5.36%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, two second-step conversions have been completed within the past three months and closed at an average pro forma price/tangible book ratio of 81.5% (see Table 4.1) and, on average, appreciated 12.6% during the first week of trading. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a discount of 20.1%. The current average P/TB ratio of the two recent second-step conversions, based on closing stock prices as of February 19, 2010, equaled 95.4%. In comparison to the average current P/TB ratio of the two recent second-step conversions, the Company's P/TB ratio at the midpoint value reflects an implied discount of 31.7% and at the top of the super range the Company's P/TB ratio reflects an implied discount of 18.4%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 19, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering including (1) newly-issued shares representing the MHC's current ownership interest in Company, and (2) exchange shares issued to existing public shareholders of the Company and was $21,727,900 at the midpoint, equal to 2,172,790 shares at $10.00 per share. Based on the pro forma valuation and the percent ownership interest represented by the MHC Shares, the number of shares of common stock offered for sale will range from a minimum of 998,750 shares to a maximum of 1,351,250 shares, with a midpoint offering of 1,175,000 shares. Based on an offering price of $10.00 per share, the amount of the offering will range from a minimum of $9,987,500 to a maximum of $13,512,500 with a midpoint of $11,750,000. If market conditions warrant, the number of shares offered can be increased to an adjusted maximum of 1,553,938 shares (the "supermaximum") equal to an offering of $15,539,380 at the offering price of $10.00 per share. The pro forma figures for shares outstanding, aggregate market value and exchange ratio at each point in the valuation range are shown below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibits IV-7 and IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	2,873,516	1,553,938	1,319,578	1.4960
Maximum	2,498,709	1,351,250	1,147,459	1.3009
Midpoint	2,172,790	1,175,000	997,790	1.1312
Minimum	1,846,872	998,750	848,122	0.9615
Distribution of Shares				
Super Maximum	100.00%	54.08%	45.92%	
Maximum	100.00%	54.08%	45.92%	
Midpoint	100.00%	54.08%	45.92%	
Minimum	100.00%	54.08%	45.92%	
Aggregate Market Value(1)				
Super Maximum	$28,735,160	$15,539,380	$13,195,780	
Maximum	$24,987,090	$13,512,500	$11,474,590	
Midpoint	$21,727,900	$11,750,000	$9,977,900	
Minimum	$18,468,720	$9,987,500	$8,481,220	

(1) Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the Jacksonville Bancorp stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Jacksonville Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing Jacksonville Bancorp shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1312 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9615 at the minimum, 1.3009 at the maximum and 1.4960 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Jacksonville Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Jacksonville Bancorp, Inc.
Key Operating Ratios

Exhibit I-2
Jacksonville Bancorp, Inc.
Key Operating Ratios

	At or For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	0.47%	0.52%	0.22%	0.35%	0.36%
Return on average equity (ratio of net income to average equity)	5.69%	6.59%	2.86%	4.37%	4.44%
Interest rate spread[(1)]	3.08%	2.70%	2.15%	2.48%	2.99%
Net interest margin[(2)]	3.30%	3.01%	2.53%	2.85%	3.18%
Efficiency ratio[(3)]	69.15%	81.22%	91.33%	85.97%	83.80%
Dividend pay-out ratio[(4)]	18.96%	18.75%	45.94%	31.69%	30.98%
Non-interest expense to average total assets	3.10%	3.14%	2.95%	3.05%	3.19%
Average interest-earning assets to average interest-bearing liabilities	111.14%	110.66%	110.69%	112.81%	109.07%
Average equity to average total assets	8.33%	7.85%	7.79%	7.90%	8.03%
Asset Quality Ratios:					
Non-performing assets to total assets	0.81%	0.68%	0.51%	0.56%	0.65%
Non-performing loans to total loans	1.11%	0.64%	0.61%	0.86%	0.82%
Allowance for loan losses to non-performing loans	117.20%	162.47%	161.90%	137.90%	156.75%
Allowance for loan losses to gross loans[(5)]	1.29%	1.04%	0.98%	1.19%	1.28%
Capital Ratios:					
Total capital (to risk-weighted assets)	11.83%	10.94%	11.32%	12.34%	12.83%
Tier I capital (to risk-weighted assets)	10.70%	10.02%	10.38%	11.25%	11.66%
Tier I capital (to total assets)	7.44%	7.30%	7.02%	7.45%	7.31%
Other Data:					
Number of full service offices	7	7	7	7	7
Full time equivalent employees	110	110	114	115	116

(1) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) The dividend payout ratio represents dividends declared per share divided by net income per share. The following table sets forth aggregate cash dividends paid per year, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date:

	For the Year Ended December 31				
	2009	2008	2007	2006	2005
	(In Thousands)				
Dividends paid to public stockholders	$ 265	$ 285	$ 284	$ 284	$ 279
Dividends paid to Jacksonville Bancorp, MHC	—	—	—	—	—
Total dividends paid	$ 265	$ 285	$ 284	$ 284	$ 279

(5) Gross loans include loans held for sale.

EXHIBIT I-3

Jacksonville Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-3
Jacksonville Bancorp, Inc.
Investment Portfolio Composition

	At December 31,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Mortgage-backed securities:						
Fannie Mae	$ 10,646	$ 10,855	$ 14,422	$ 14,654	$ 7,439	$ 7,433
Freddie Mac	6,938	7,096	6,085	6,192	4,561	4,536
Ginnie Mae	22,844	23,034	6,877	6,949	3,495	3,446
Total mortgage-backed securities	40,428	40,985	27,384	27,795	15,495	15,415
U.S. government and agencies	9,037	9,080	19,472	19,834	50,107	49,962
Municipal bonds	27,661	28,116	30,067	29,805	14,796	14,933
Total	$ 77,126	$ 78,181	$ 76,923	$ 77,434	$ 80,398	$ 80,310

EXHIBIT I-4

Jacksonville Bancorp, Inc.
Yields and Costs

Exhibit I-4
Jacksonville Bancorp, Inc.
Yields and Costs

	At December 31, 2009	For the Years Ended December 31,								
		2009			2008			2007		
	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
					(Dollars in thousands)					
Interest-earning assets:										
Loans [1]	6.23%	$ 182,813	$ 11,592	6.34%	$ 177,963	$ 12,026	6.76%	$ 165,715	$ 11,736	7.08%
Investment securities [2]	3.91	40,732	1,554	3.81[6]	53,392	2,072	3.88[6]	79,630	3,189	4.00[6]
Mortgage-backed securities	4.05	40,381	1,262	3.13	31,921	1,580	4.95	12,282	596	4.85
Cash and cash equivalents	0.04	8,231	12	0.15	9,313	230	2.47	1,838	88	4.83
Total interest-earning assets	5.50	272,157	14,420	5.30	272,589	15,908	5.83	259,465	15,609	6.02
Non-interest-earning assets		22,626			20,642			18,169		
Total assets		$ 294,783			$ 293,231			$ 277,634		
Interest-bearing liabilities:										
Interest bearing checking	0.32%	$ 29,009	$ 94	0.32%	$ 28,572	$ 199	0.70%	$ 25,820	$ 302	1.17%
Savings accounts	0.86	24,849	218	0.88	22,677	224	0.99	22,774	227	1.00
Certificates of deposit	2.65	149,124	4,586	3.08	147,891	6,112	4.13	145,325	6,846	4.71
Money market savings	1.02	26,750	378	1.41	24,442	584	2.39	22,502	989	4.40
Money market deposits	0.85	4,616	40	0.86	4,700	50	1.06	4,957	70	1.41
Total interest-bearing deposits	1.92	234,348	5,316	2.27	228,282	7,169	3.14	221,378	8,434	3.81
Federal Home Loan Bank advances		5,359	104	1.94	12,018	469	3.91	8,598	433	5.04
Short-term borrowings	0.19	5,168	12	0.94	6,028	78	1.29	4,438	189	4.26
Total borrowings	0.19	10,527	116	1.10	18,046	548	3.04	13,036	622	4.78
Total interest-bearing liabilities	1.89	244,875	5,432	2.22%	246,328	7,716	3.13%	234,414	9,056	3.86%
Non-interest-bearing liabilities[7]		25,360			23,881			21,586		
Total liabilities		270,235			270,209			256,000		
Stockholders' equity		24,548			23,022			21,634		
Total liabilities and stockholders' equity		$ 294,783			$ 293,231			$ 277,634		
Net interest income			$ 8,988			$ 8,192			$ 6,553	
Net interest rate spread [3]	3.61%			3.08%			2.70%			2.15%
Net interest-earning assets [4]			$ 27,282			$ 26,261			$ 25,051	
Net interest margin [5]				3.30%			3.01%			2.53%
Average interest-earning assets to average interest-bearing liabilities				111.14%			110.66%			110.69%

(1) Includes non-accrual loans and loans held for sale and fees of $110,000 for 2009, $54,000 for 2008 and $93,000 for 2007.
(2) Includes Federal Home Loan Bank stock and U.S. Agency securities.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.
(6) We used an assumed 34% tax rate in computing tax equivalent adjustments. The tax equivalent yield of investment securities was 5.14%, 4.82%, and 4.26% for the years ended December 31, 2009, 2008 and 2007, respectively. Tax equivalent adjustments to income on investment securities was $542,000, $503,000 and $203,000 for the years ended December 31, 2009, 2008 and 2007, respectively.
(7) Includes non-interest bearing deposits of $19.8 million, $18.5 million and $16.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

EXHIBIT I-5

Jacksonville Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-5
Jacksonville Bancorp, Inc.
Loan Loss Allowance Activity

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of year	$ 1,934	$ 1,766	$ 1,864	$ 1,846	$ 1,888
Charge-offs:					
One- to four-family residential	147	149	165	55	161
Commercial and agricultural real estate	112	—	38	30	53
Commercial and agricultural business	1,883	—	35	16	8
Home equity/home improvement	58	46	18	101	145
Automobile	20	8	—	2	30
Other consumer	23	3	45	14	36
Total charge-offs	2,243	206	301	218	433
Recoveries:					
One- to four-family residential	1	14	5	78	14
Commercial and agricultural real estate	4	15	6	8	—
Commercial and agricultural business	—	16	—	—	—
Home equity/home improvement	4	4	3	34	98
Automobile	7	5	13	17	17
Other consumer	8	10	21	39	17
Total recoveries	24	64	48	176	146
Net loans charge-offs	2,219	142	253	42	287
Additions charged to operations	2,575	310	155	60	245
Balance at end of year	$ 2,290	$ 1,934	$ 1,766	$ 1,864	$ 1,846
Total loans outstanding	$ 176,042	$ 184,991	$ 177,662	$ 156,731	$ 144,293
Average net loans outstanding	$ 182,813	$ 177,963	$ 165,715	$ 149,238	$ 137,740
Allowance for loan losses as a percentage of total loans at end of year	1.29%	1.05%	0.99%	1.19%	1.28%
Net loans charged off as a percent of average net loans outstanding	1.21%	0.08%	0.15%	0.03%	0.21%
Allowance for loan losses to non-performing loans	117.20%	162.47%	161.90%	137.90%	156.75%
Allowance for loan losses to total non-performing assets at end of year	97.99%	98.22%	119.49%	123.94%	111.95%

EXHIBIT I-6

Jacksonville Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-6
Jacksonville Bancorp, Inc.
Interest Rate Risk Analysis

	Change in Net Interest Income				
	December 31, 2009		December 31, 2008		ALCO
Rate Shock	$ Change	% Change	$ Change	% Change	Benchmark
	(Dollars in thousands)				
+300 basis points	174	1.71	(143)	(1.46)	>(20.00)%
+200 basis points	220	2.16	(68)	(0.69)	>(20.00)%
+100 basis points	184	1.80	33	0.34	>(12.50)%
(100) basis points	(271)	(2.66)	95	0.97	>(12.50)%
(200) basis points	(412)	(4.05)	(12)	(0.12)	>(20.00)%
(300) basis points	(589)	(5.78)	(205)	(2.10)	>(20.00)%

EXHIBIT I-7

Jacksonville Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-7
Jacksonville Bancorp, Inc.
Loan Portfolio Composition

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in Thousands)					
Real estate loans:										
One- to four-family residential [1]	$ 38,581	22.2%	$ 46,807	25.6%	$ 50,459	28.7%	$ 40,635	26.2%	$ 40,126	28.2%
Commercial and agricultural [2]	56,650	32.6	56,516	30.9	44,100	25.1	39,592	25.6	33,859	23.8
Multi-family residential	4,344	2.5	4,518	2.5	4,741	2.7	5,877	3.8	6,010	4.2
Total real estate loans	99,575	57.3	107,841	59.0	99,300	56.5	86,104	55.6	79,995	56.2
Commercial and agricultural business loans	34,393	19.8	35,356	19.3	36,539	20.8	32,837	21.2	28,679	20.2
Consumer loans:										
Home equity/home improvement [3]	28,119	16.2	30,002	16.4	30,087	17.1	27,202	17.6	26,382	18.5
Automobile	6,118	3.5	5,842	3.2	5,334	3.0	5,275	3.4	4,580	3.2
Other	7,837	4.5	5,950	3.2	6,402	3.6	5,313	3.4	4,657	3.3
Total consumer loans	42,074	24.2	41,794	22.8	41,823	23.7	37,790	24.4	35,619	25.0
Total loans receivable	176,042	101.3	184,991	101.1	177,662	101.0	156,731	101.2	144,293	101.4
Less:										
Unearned premium on purchased loans, unearned discount and deferred loan fees, net	69	—	109	—	29	—	29	—	175	0.1
Allowance for loan losses	2,290	1.3	1,934	1.1	1,766	1.0	1,864	1.2	1,846	1.3
Total loans receivable, net	$ 173,683	100.0%	$ 182,948	100.0%	$ 175,867	100.0%	$ 154,838	100.0%	$ 142,272	100.0%

(1) Includes one- to four-family real estate construction loans of $54,000, $596,000, $352,000, $183,000 and $546,000 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(2) Includes commercial and agricultural real estate construction loans of $4.2 million, $2.5 million, $472,000, $0 and $193,000 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(3) Includes real estate construction loans of $3.6 million, $1.1 million, $1.4 million, $370,000 and $1.9 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

EXHIBIT I-8

Jacksonville Bancorp, Inc.
Contractual Maturity by Loan Type

Exhibit I-8
Jacksonville Bancorp, Inc.
Contractual Maturity by Loan Type

	One- to Four-Family Real Estate		Commercial and Agricultural Real Estate		Multi-Family Real Estate		Commercial and Agricultural Business	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2010	$ 3,748	7.51%	$ 11,647	6.06%	$ 15	9.50%	$ 14,906	5.72%
2011	5,071	7.23	5,192	4.77	356	6.84	2,032	6.42
2012	4,051	7.27	1,809	6.23	167	6.50	3,462	5.54
2013 to 2014	3,689	7.10	1,694	6.21	106	6.00	9,364	5.85
2015 to 2019	3,641	5.67	2,515	5.98	37	6.50	1,717	5.62
2020 to 2024	3,592	6.35	8,575	5.34	—	—	1,225	5.66
2025 and beyond	14,789	6.22	25,218	5.78	3,663	5.69	1,687	6.64
Total	$ 38,581	6.63%	$ 56,650	5.71%	$ 4,344	5.84%	$ 34,393	5.82%

	Home Equity/Home Improvement		Automobile		Other Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2010	$ 4,730	6.74%	$ 368	8.84%	$ 2,451	6.08%	$ 37,865	6.16%
2011	3,577	7.37	1,060	8.28	888	7.61	18,176	6.53
2012	4,217	7.46	1,502	7.62	833	8.10	16,041	6.88
2013 to 2014	5,921	6.88	3,114	7.25	1,006	7.84	24,894	6.55
2015 to 2019	7,359	5.69	74	8.72	551	7.40	15,894	5.80
2020 to 2024	1,620	7.15	—	—	894	8.12	15,906	5.94
2025 and beyond	695	6.77	—	—	1,214	9.43	47,266	6.04
Total	$ 28,119	6.71%	$ 6,118	7.63%	$ 7,837	7.54%	$ 176,042	6.23%

	Due after December 31, 2010		
	Fixed	Adjustable	Total
		(In Thousands)	
Real estate loans:			
One- to four-family residential	$ 25,829	$ 9,003	$ 34,832
Commercial and agricultural	5,497	39,507	45,004
Multi-family residential	629	3,700	4,329
Commercial and agricultural business loans	13,186	6,301	19,487
Consumer loans			
Home equity/home improvement	14,180	9,210	23,390
Automobile	5,750	—	5,750
Other	4,803	582	5,385
Total loans	$ 69,874	$ 68,303	$ 138,177

EXHIBIT I-9

Jacksonville Bancorp, Inc.
Loan Originations, Purchases and Sales

Exhibit I-9
Jacksonville Bancorp, Inc.
Loan Originations, Purchases and Sales

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
			(In Thousands)		
Total loans receivable at beginning of year	$ 184,991	$ 177,662	$ 156,731	$ 144,293	$ 127,855
Originations:					
Real estate loans:					
One- to four-family residential	72,109	38,717	30,104	25,708	31,551
Commercial and agricultural	9,163	23,038	8,897	10,808	16,826
Multi-family residential	—	—	—	1,862	5,076
Commercial and agricultural business loans	27,295	31,027	29,404	31,510	19,532
Consumer loans:					
Home equity/home improvement	11,698	20,133	19,309	17,874	19,021
Automobile	4,017	4,188	3,777	4,336	3,697
Other	7,206	5,072	6,360	4,916	4,560
Total originations	131,488	122,175	97,851	97,014	100,263
Participation loans purchased	2,113	11,569	6,231	3,736	4,634
Transfer of mortgage loans to foreclosed real estate owned	308	667	819	329	933
Repayments	75,542	95,671	72,176	71,422	66,258
Loan sales to secondary market	66,700	30,077	10,156	16,561	21,268
Total loans receivable at end of year	$ 176,042	$ 184,991	$ 177,662	$ 156,731	$ 144,293

EXHIBIT I-10

Jacksonville Bancorp, Inc.
Non-Performing Assets

Exhibit I-10
Jacksonville Bancorp, Inc.
Non-Performing Assets

	At December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family residential	$ 484	$ 445	$ 310	$ 435	$ 624
Commercial and agricultural	98	34	218	100	—
Multi-family residential	132	152	—	—	—
Commercial and agricultural business loans	416	48	82	704	290
Consumer loans:					
Home equity/home improvement	407	318	89	100	222
Automobile	8	3	12	1	1
Other	52	5	12	8	20
Total non-accrual loans	1,597	1,005	723	1,348	1,157
Loans delinquent 90 days or greater and still accruing:					
Real estate loans:					
One- to four-family residential	349	163	203	—	2
Commercial and agricultural	—	—	156	—	—
Multi-family residential	—	—	—	—	—
Commercial and agricultural business loans	—	—	—	—	—
Consumer loans:					
Home equity/home improvement	—	—	—	—	—
Automobile	3	18	—	—	17
Other	5	5	9	4	2
Total loans delinquent 90 days or greater and still accruing	357	186	368	4	21
Total non-performing loans	1,954	1,191	1,091	1,352	1,178
Other real estate owned and foreclosed assets:					
Real estate loans:					
One- to four-family residential	324	565	115	37	276
Commercial and agricultural	59	204	249	115	180
Multi-family residential	—	—	—	—	—
Commercial and agricultural business loans	—	—	—	—	—
Consumer loans:					
Home equity/home improvement	—	—	—	—	—
Automobile	—	9	23	—	15
Other	—	—	—	—	—
Total other real estate owned and foreclosed assets	383	778	387	152	471
Total non-performing assets	$ 2,337	$ 1,969	$ 1,478	$ 1,504	$ 1,649
Ratios:					
Non-performing loans to total loans	1.11%	0.64%	0.61%	0.86%	0.82%
Non-performing assets to total assets	0.81	0.68	0.51	0.56	0.65

EXHIBIT I-11

Jacksonville Bancorp, Inc.
Deposit Composition

Exhibit I-11
Jacksonville Bancorp, Inc.
Deposit Composition

	For the Years Ended December 31,								
	2009			2008			2007		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Non-interest bearing checking....	$ 19,791	7.8%	—%	$ 18,479	7.5%	—%	$ 16,214	6.8%	—%
Interest-bearing checking	29,009	11.4	0.32%	28,572	11.6	0.70%	25,820	10.9	1.17%
Savings accounts	24,849	9.8	0.88%	22,677	9.2	0.99%	22,774	9.6	1.00%
Money market deposits...............	4,616	1.8	0.86%	4,700	1.9	1.06%	4,957	2.1	1.41%
Money market savings................	26,750	10.5	1.41%	24,442	9.9	2.39%	22,502	9.4	4.40%
Certificates of deposit.................	149,124	58.7	3.08%	147,891	59.9	4.13%	145,325	61.2	4.71%
Total deposits.........................	$ 254,139	100.00%	2.09%	$ 246,761	100.00%	2.90%	$ 237,592	100.00%	3.55%

EXHIBIT I-12

Jacksonville Bancorp, Inc.
Time Deposit Rate/Maturity

Exhibit I-12
Jacksonville Bancorp, Inc.
Time Deposit Rate/Maturity

	At December 31, 2009	At December 31, 2008	At December 31, 2007
	(In thousands)		
Interest Rate:			
Less than 2.00%	$ 51,683	$ 1,006	$ 129
2.00% to 2.99%	40,734	36,001	5,618
3.00% to 3.99%	37,674	67,714	23,208
4.00% to 4.99%	6,677	17,269	40,876
5.00% to 5.99%	8,852	18,420	80,414
6.00% to 6.99%	—	86	88
Total	$ 145,620	$ 140,496	$ 150,333

	At December 31, 2009 — Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%	$ 44,055	$ 7,622	$ —	$ 6	$ 51,683	35.5%
2.00% to 2.99%	29,580	9,000	1,686	468	40,734	27.9
3.00% to 3.99%	24,513	5,624	1,825	5,712	37,674	25.9
4.00% to 4.99%	3,686	1,780	954	257	6,677	4.6
5.00% to 5.99%	6,265	1,633	526	428	8,852	6.1
6.00% to 6.99%	—	—	—	—	—	—
Total	$ 108,099	$ 25,659	$ 4,991	$ 6,871	$ 145,620	100.00%

As of December 31, 2009, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $58.1 million, of which $16.9 million were deposits from public entities. The following table set forth the maturity of those certificates as of December 31, 2009.

	At December 31, 2009
	(In Thousands)
Three months or less	$ 11,961
Over three months through six months	12,937
Over six months through one year	21,889
Over one year to three years	7,677
Over three years	3,662
Total	$ 58,126

EXHIBIT I-13

Jacksonville Bancorp, Inc.
Borrowings Activity

Exhibit I-13
Jacksonville Bancorp, Inc.
Borrowings Activity

Our borrowings consist of advances from the Federal Home Loan Bank of Chicago and funds borrowed under repurchase agreements. At December 31, 2009, we had access to additional Federal Home Loan Bank advances of up to $22.2 million. The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Balance at end of period	$ —	$ 13,500	$ 10,000
Average balance during period	$ 5,349	$ 12,029	$ 8,629
Maximum outstanding at any month end	$ 10,000	$ 21,000	$ 18,000
Weighted average interest rate at end of period	—%	2.59%	4.98%
Average interest rate during period	1.94%	3.91%	5.02%

The following table sets forth information concerning balances and interest rates on our repurchase agreements at the dates and for the periods indicated.

	At or For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Balance at end of period	$ 3,789	$ 7,633	$ 4,936
Average balance during period	$ 5,160	$ 6,031	$ 4,665
Maximum outstanding at any month end	$ 6,920	$ 7,633	$ 5,838
Weighted average interest rate at end of period	0.24%	0.03%	2.89%
Average interest rate during period	0.19%	1.29%	4.26%

EXHIBIT II-1

Description of Properties

Exhibit II-1
Jacksonville Bancorp, Inc.
Description of Properties

Location	Year Occupied	Net Book Value at December 31, 2009 (In Thousands)
Main Office 1211 West Morton Avenue Jacksonville, Illinois	1994	$ 3,727
Branch Office [1] 211 West State Street Jacksonville, Illinois	1961	603
Branch Office [1] 903 South Main Jacksonville, Illinois	1989	184
Branch Office 501 North State Street Litchfield, Illinois	1997	573
Branch Office 100 North Dye Virden, Illinois	1986	185
Branch Office 510 Superior Chapin, Illinois	2000	465
Branch Office [1] 202 State Concord, Illinois	2000	29

(1) Transaction facilities only.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates (1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	As of Feb. 19, 2010	3.25%	0.11%	0.39%	3.78%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,415	13	06-30	06/96	3.10	35
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,345	1	06-30	03/05	12.71	104
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894 S	9	12-31	08/02	6.50	28
KFED	K-Fed Bancorp MHC of CA (33.4)	NASDAQ	Covina, CA	Thrift	878	9	06-30	03/04	8.02	107
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	520 S	4	12-31	01/96	6.00	10
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,820	102	12-31	11/83	1.19	59
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	561 S	8	12-31	05/03	2.65	11
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	60,268	119	12-31	06/05	13.16	6,929
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	42,167	220	12-31	11/93	15.62	6,767
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	20,252	86	12-31	11/93	13.31	1,292
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	14,137 S	116	12-31	01/03	13.86	2,609
ISBC	Investors Bcrp MHC of NJ(43.5)	NASDAQ	Short Hills, NJ	Thrift	8,215 S	50	06-30	10/05	12.11	1,386
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,025	167	06-30	12/09	11.89	1,316
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,669 J	86	12-31	01/03	10.86	650
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,445 S	73	12-31	07/07	9.37	767
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,177 S	15	12-31	11/95	12.89	401
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,952	21	12-31	06/96	11.90	409
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,680	105	12-31	/	5.97	458
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,573 S	29	12-31	11/86	29.25	207
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,918	35	09-30	01/04	8.48	331
KRNY	Kearny Fin Cp MHC of NJ (26.5)	NASDAQ	Fairfield, NJ	Thrift	2,203	26	06-30	02/05	9.89	682
ORIT	Oritani Fin Cp MHC of NJ(25.7)	NASDAQ	Twnship of WA NJ	Thrift	2,007	20	06-30	01/07	13.80	511
NFBK	Northfield Bcp MHC of NY(45.1)	NASDAQ	Avenel, NY	Thrift	2,002	18	12-31	11/07	13.62	606
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	1,989	23	12-31	07/96	10.00	188
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,979 S	23	12-31	06/90	12.32	149
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,916	48	06-30	07/87	7.30	40
ROMA	Roma Fin Corp MHC of NJ (27.0)	NASDAQ	Robbinsville, NJ	Thrift	1,266 S	10	12-31	07/06	11.98	371
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,238	19	12-31	06/07	7.71	162
FXCB	Fox Chase Bncp MHC of PA(41.0)	NASDAQ	Hatboro, PA	Thrift	1,174	12	12-31	10/06	9.23	126
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,070 S	8	12-31	10/07	8.62	56
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,067 S	20	12-31	02/08	7.00	93
CSBK	Clifton Svg Bp MHC of NJ(37.1)	NASDAQ	Clifton, NJ	Thrift	1,060	10	03-31	03/04	8.96	238
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,034	13	09-30	04/07	11.62	164
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	996 S	4	12-31	/	4.15	42
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	840	6	09-30	08/87	13.68	50
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	812	10	03-31	10/94	8.17	20
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	770 P	8	12-31	12/09	9.81	72
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	736	13	09-30	06/88	5.00	15
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	714	15	12-31	07/94	18.90	51
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	682	8	09-30	05/08	9.45	58
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	586	18	09-30	04/08	8.90	28
ONFC	Oneida Financl MHC of NY(44.9)	NASDAQ	Oneida, NY	Thrift	574 S	13	12-31	12/98	9.50	74
COBK	Colonial Bank MHC of NJ (44.8)	NASDAQ	Bridgeton, NJ	Thrift	570 S	7	12-31	06/05	8.00	35
MGYR	Magyar Bancorp MHC of NJ(44.5)	NASDAQ	Nw Brunswick, NJ	Thrift	558	5	09-30	01/06	3.35	19
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	558	11	12-31	11/89	8.10	40
BFSB	Brooklyn Fed MHC of NY (24.7)	NASDAQ	Brooklyn, NY	Thrift	532	4	09-30	04/05	7.63	98
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	510 S	6	12-31	07/06	5.94	79
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	506	7	09-30	03/05	9.47	98
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	506	8	09-30	01/95	11.72	29
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	506 S	11	12-31	03/85	15.46	30
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Catskill, NY	Thrift	473	10	06-30	12/98	15.01	62
ALLB	Alliance Bank MHC of PA (42.0)	NASDAQ	Broomall, PA	Thrift	464	9	12-31	01/07	8.30	56
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	447 S	5	12-31	08/88	2.45	19

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
LSBK	Lake Shore Bnp MHC of NY(41.3)	NASDAQ	Dunkirk, NY	Thrift	422 S	8	12-31	04/06	8.00	49
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	397 P	5	06-30	01/10	10.30	48
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	392	6	06-30	11/93	13.96	29
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	365 S	8	12-31	11/95	5.50	14
MSBF	MSB Fin Corp MHC of NJ (41.8)	NASDAQ	Millington, NJ	Thrift	364	4	06-30	01/07	7.49	39
FFCO	FedFirst Fin MHC of PA (42.5)	NASDAQ	Monessen, PA	Thrift	354 S	9	12-31	04/05	3.60	23
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	330	5	12-31	03/05	8.75	60
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	227	6	09-30	04/07	7.30	14
IFSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	167 S	4	12-31	06/85	1.47	2
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,823 S	164	12-31	04/97	0.61	286
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	10,726	37	09-30	04/07	12.88	3,971
CFFN	Capitol Fd Fn MHC of KS (29.6)	NASDAQ	Topeka, KS	Thrift	8,375	38	09-30	04/99	34.45	2,550
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	4,459	79	03-31	07/92	1.25	27
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,512	78	12-31	10/03	6.61	305
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,259	47	06-30	01/99	3.31	56
TONE	TierOne Corp. of Lincoln NE (3)	NASDAQ	Lincoln, NE	Thrift	3,161 J	69	12-31	10/02	0.67	12
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,338	39	12-31	07/98	1.54	48
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,058	27	12-31	10/95	10.14	82
CTZN	Citizens First Bancorp of MI (3)	NASDAQ	Port Huron, MI	Thrift	1,933 J	24	12-31	03/01	0.26	2
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,868	10	12-31	10/05	2.27	71
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,575 S	18	12-31	06/05	9.89	212
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,560 S	9	09-30	09/85	20.75	163
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,434	12	09-30	12/98	6.30	64
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,397 S	21	12-31	12/99	6.01	42
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,175	33	06-30	04/92	10.24	71
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,082	21	12-31	07/98	3.50	38
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,036	15	12-31	06/94	5.09	22
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,022 S	19	12-31	02/98	10.98	39
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	916	16	09-30	09/93	21.00	56
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	869	17	06-30	12/92	2.27	18
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	603 S	4	12-31	07/06	6.67	54
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	567	12	09-30	11/06	4.00	20
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	491	7	09-30	12/08	10.40	25
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	457 S	12	12-31	01/99	14.34	40
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	455	11	12-31	03/96	14.84	20
LBCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	406	6	09-30	07/06	7.75	28
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	403	11	03-31	01/03	6.30	19
UCBA	United Comm Bncp MHC IN (40.8)	NASDAQ	Lawrenceburg, IN	Thrift	398	6	06-30	03/06	6.42	50
LPSB	LaPorte Bancrp MHC of IN(45.6)	NASDAQ	La Porte, IN	Thrift	388 S	7	12-31	10/07	4.79	22
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	385 S	8	12-31	12/96	12.42	19
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364 S	5	12-31	02/95	10.00	16
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	342	7	12-31	01/04	7.97	71
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	304 S	8	12-31	01/88	6.80	11
JXSB	Jcksnville Bcp MHC of IL(45.9)	NASDAQ	Jacksonville, IL	Thrift	295 S	8	12-31	04/95	11.89	23
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	280 S	4	12-31	12/98	1.15	5
KFFB	KY Fst Fed Bp MHC of KY (39.9)	NASDAQ	Hazard, KY	Thrift	239	4	06-30	03/05	10.22	80
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	239 S	9	12-31	04/05	1.79	5
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	222 S	4	12-31	08/96	4.20	5
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	210	11	06-30	12/93	8.94	14
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	198	4	06-30	04/96	13.25	13
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	21,255	303	12-31	04/07	15.80	5,451
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,434	89	12-31	04/04	11.89	1,261
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,700	42	12-31	06/00	18.36	255
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,616	17	12-31	07/02	9.76	576
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,500	15	12-31	01/08	13.94	303

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Characteristics of Publicly-Traded Thrifts
February 19, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
RCKB	Rockville Fin MHC of CT (42.9)	NASDAQ	Vrn Rockville CT	Thrift	1,564 S	20	12-31	05/05	10.15	190
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,247 S	13	12-31	12/07	13.43	226
EBSB	Meridian Fn Serv MHC MA (43.4)	NASDAQ	East Boston, MA	Thrift	1,211	14	12-31	01/08	9.85	219
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,191	11	12-31	01/07	8.34	249
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	946	17	12-31	10/05	9.33	81
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	926	9	12-31	12/88	32.89	70
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	903 S	28	12-31	05/86	10.00	58
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	873 S	20	12-31	10/04	5.00	59
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	807 S	7	12-31	05/86	11.95	54
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	575	8	06-30	01/07	9.80	71
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	558	11	03-31	10/86	8.60	14
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	544	6	12-31	07/06	12.41	79
NVSL	Naug Vlly Fin MHC of CT (40.5)	NASDAQ	Naugatuck, CT	Thrift	542 S	9	12-31	10/04	5.80	41
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	480	7	06-30	10/04	3.79	25
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	459	5	12-31	07/06	11.75	45
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	249 S	7	04-30	12/87	6.70	14
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	12,663	136	09-30	11/82	19.54	2,197
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,315	1	12-31	10/07	6.30	119
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	858	18	03-31	10/97	2.59	28
RPFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	764 S	14	12-31	10/03	0.16	1
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	716	22	09-30	01/98	3.90	27
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,476	53	09-30	11/83	11.90	197
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,222	69	12-31	12/98	2.94	34
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	NASDAQ	Waycross, GA	Thrift	945 S	13	12-31	10/04	1.50	20
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	792	14	12-31	10/02	4.65	35
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	757	20	09-30	04/95	31.69	67
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	750	18	12-31	05/96	3.88	19
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	671	5	06-30	07/03	4.45	30
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	541	10	03-31	03/88	4.15	18
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	525	11	12-31	10/08	12.26	108
HBOS	Heritage Fn Gp MHC of GA(24.4)	NASDAQ	Albany, GA	Thrift	470 S	7	12-31	06/05	8.90	93
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	353 S	4	12-31	11/07	10.50	47
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	332 S	3	12-31	07/07	14.53	76
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	271 S	5	12-31	04/97	14.00	18
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	269 P	8	12-31	01/10	10.92	30
South-West Companies										
VPFG	ViewPoint Finl MHC of TX(43.1)	NASDAQ	Plano, TX	Thrift	2,350 S	31	12-31	10/06	14.49	361
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,108 P	17	12-31	01/10	10.99	131
OSBK	Osage Bancshares, Inc. of OK (3)	NASDAQ	Pawhuska, OK	Thrift	161	2	06-30	01/07	8.50	23
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,628 S	3	12-31	10/96	2.64	72
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,390	26	12-31	07/09	19.71	241
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	822	17	09-30	12/07	13.46	225
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 02/19/10

EXHIBIT III-2

Peer Group Market Area Comparative Analysis

Exhibit III-2
Jacksonville Bancorp, Inc.
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2009 (000)	Projected Population 2014 (000)	% Change 2000-2009	% Change 2009-2014	Per Capita Income 2009 Amount	Per Capita Income % State Average	2009 Deposit Market Share(1)	Unemployment Rate 12/31/2009
Citizens Community Bancorp - WI	Eau Claire	93	98	101	5.5%	2.7%	25,613	96.4%	10.8%	6.1%
FFD Financial Corp of Dover- OH	Tuscarawas	91	92	92	1.4%	0.3%	20,811	78.3%	13.1%	11.4%
First Capital, Inc. - IN	Harrison	34	37	39	8.9%	3.3%	23,448	90.2%	38.4%	8.7%
First Savings Fin. Grp. - IN	Clark	96	109	115	12.7%	6.1%	25,676	98.7%	13.0%	8.4%
HopFed Bancorp, Inc. - KY	Christian	72	78	81	7.5%	3.7%	18,567	79.3%	22.8%	12.6%
LSB Financial Corp. - IN	Tippecanoe	149	166	175	11.4%	5.7%	25,302	97.3%	13.8%	8.5%
Liberty Bancorp, Inc. - MO	Clay	184	216	235	17.5%	8.6%	30,056	118.9%	4.9%	8.4%
River Valley Bancorp - IN	Jefferson	32	33	33	3.5%	1.2%	22,545	86.7%	48.7%	9.9%
WVS Financial Corp. - PA	Allegheny	1,282	1,230	1,202	-4.1%	-2.3%	28,655	95.9%	0.2%	7.2%
Wayne Savings Bancshares - OH	Wayne	112	116	118	4.1%	1.5%	22,541	84.8%	13.1%	9.9%
	Averages:	**215**	**217**	**219**	**6.8%**	**3.1%**	**24,321**	**92.6%**	**17.9%**	**9.1%**
	Medians:	**95**	**104**	**108**	**6.5%**	**3.0%**	**24,375**	**93.0%**	**13.1%**	**8.6%**
Jacksonville Bancorp, Inc.	**Morgan**	**37**	**36**	**35**	**-2.7%**	**-2.2%**	**23,074**	**80.7%**	**26.2%**	**9.5%**
	Montgomery	**31**	**30**	**30**	**-1.5%**	**-1.1%**	**19,958**	**69.8%**	**3.9%**	**14.1%**
	Macoupin	**49**	**49**	**48**	**-0.8%**	**-1.0%**	**21,633**	**75.7%**	**2.1%**	**11.1%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2009.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1

Stock Prices:
As of February 19, 2010

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(111)	9.63	32,523	348.3	12.16	6.71	9.53	0.08	14.22	2.84	-0.26	-0.24	13.72	12.59	149.61
NYSE Traded Companies(6)	8.91	202,357	1,719.0	10.95	5.32	8.72	0.60	25.24	1.48	-0.89	-0.95	9.47	6.24	104.42
AMEX Traded Companies(1)	31.69	2,099	66.5	35.75	25.00	30.81	2.86	17.37	-0.06	3.46	3.85	34.46	32.69	360.77
NASDAQ Listed OTC Companies(104)	9.45	22,638	268.9	12.00	6.61	9.37	0.02	13.53	2.95	-0.26	-0.24	13.77	12.77	150.22
California Companies(4)	7.08	6,394	44.4	10.21	3.69	7.42	-4.64	37.26	15.31	0.47	-0.01	13.34	13.34	199.32
Florida Companies(2)	1.92	26,686	34.8	6.94	1.21	2.11	-8.01	-33.84	0.75	-2.69	-2.86	5.24	5.08	116.51
Mid-Atlantic Companies(34)	10.63	54,820	709.3	12.54	7.16	10.48	1.24	14.71	3.53	0.06	0.22	13.43	11.91	152.57
Mid-West Companies(33)	7.56	22,534	56.6	10.80	4.94	7.55	-1.43	19.27	2.78	-0.67	-0.79	13.97	13.19	168.71
New England Companies(16)	12.81	39,668	550.5	14.99	9.98	12.60	1.87	11.93	0.67	0.40	0.43	15.14	13.09	139.58
North-West Companies(5)	6.50	31,105	474.5	8.44	3.82	6.31	0.40	-15.06	-5.32	-2.26	-1.12	9.57	8.38	96.82
South-East Companies(12)	11.18	5,868	58.4	13.69	8.59	10.98	3.16	11.41	4.93	-0.15	-0.29	15.90	15.18	142.69
South-West Companies(2)	9.75	7,333	77.1	11.30	8.68	9.81	-0.87	10.29	-2.51	0.08	-0.01	12.56	12.36	75.66
Western Companies (Excl CA)(3)	11.94	18,759	179.4	14.93	7.60	11.88	-5.16	30.41	1.99	0.42	0.07	12.53	12.53	86.31
Thrift Strategy(105)	9.59	29,993	308.8	12.03	6.69	9.50	0.30	15.28	2.69	-0.22	-0.17	13.70	12.58	148.15
Mortgage Banker Strategy(3)	2.15	30,308	46.9	8.59	1.55	2.23	-4.34	-17.75	1.93	-2.01	-2.81	6.91	6.75	111.04
Real Estate Strategy(1)	2.27	7,979	18.1	4.39	1.20	2.79	-18.64	-27.01	17.01	-1.70	-2.50	6.71	6.71	108.95
Diversified Strategy(2)	22.53	176,040	2,829.0	26.20	15.60	21.80	2.89	12.69	4.37	-0.04	-0.33	25.08	22.08	283.17
Companies Issuing Dividends(70)	11.71	38,501	508.6	14.26	8.13	11.59	0.87	18.85	0.65	0.35	0.27	14.93	13.53	162.56
Companies Without Dividends(41)	5.68	21,215	45.1	8.19	4.02	5.64	-1.40	5.46	6.99	-1.42	-1.20	11.44	10.82	125.12
Equity/Assets <6%(13)	5.44	58,609	159.5	8.24	2.30	5.41	-6.66	-3.74	-5.43	-2.49	-1.53	9.29	8.85	197.02
Equity/Assets 6-12%(67)	9.37	17,412	178.9	12.25	6.37	9.31	0.40	16.00	5.27	-0.03	-0.16	14.56	13.58	174.28
Equity/Assets >12%(31)	11.65	54,952	770.6	13.38	8.99	11.46	1.81	16.86	0.70	0.04	0.05	13.55	11.85	81.07
Converted Last 3 Mths (no MHC)(5)	10.78	27,452	319.2	11.48	8.62	10.61	1.65	21.77	7.44	0.22	0.25	15.09	14.78	90.70
Actively Traded Companies(6)	16.98	27,447	506.3	19.33	9.64	16.73	2.02	51.41	5.28	1.42	1.08	19.64	18.44	255.78
Market Value Below $20 Million(24)	5.43	3,871	12.3	8.35	3.77	5.44	-2.16	-6.06	4.05	-1.48	-1.14	12.16	11.98	168.58
Holding Company Structure(105)	9.44	34,101	365.2	12.02	6.64	9.33	0.20	13.56	2.72	-0.35	-0.32	13.68	12.55	147.59
Assets Over $1 Billion(51)	9.94	65,802	717.1	12.86	6.68	9.81	-0.07	21.97	1.70	-0.37	-0.41	12.99	11.29	136.84
Assets $500 Million-$1 Billion(34)	9.67	5,621	46.5	11.75	6.33	9.59	0.09	5.26	5.42	-0.34	-0.14	14.12	13.17	176.51
Assets $250-$500 Million(18)	10.06	3,384	30.7	12.15	8.26	9.96	1.32	8.80	-1.34	0.27	0.15	15.58	15.20	147.10
Assets less than $250 Million(8)	6.52	1,862	11.3	9.54	4.94	6.64	-1.74	14.80	8.97	-0.47	-0.52	12.49	12.38	125.95
Goodwill Companies(65)	10.03	42,563	542.0	12.77	6.73	9.89	0.52	15.83	1.44	-0.39	-0.27	13.93	12.00	158.48
Non-Goodwill Companies(45)	9.01	18,462	71.6	11.30	6.60	9.00	-0.60	12.12	4.89	-0.07	-0.21	13.35	13.35	138.11
Acquirors of FSLIC Cases(2)	10.51	56,996	1,099.7	12.83	5.36	10.43	-3.05	17.17	-0.48	0.09	-0.02	10.93	9.80	110.27

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/ Share(1) ($)	Outst-anding (000)	Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
NASDAQ Listed OTC Companies(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
California Companies(1)	8.02	13,292	35.6	10.33	6.15	8.15	-1.60	8.38	-8.76	0.20	0.22	6.94	6.63	66.02
Mid-Atlantic Companies(21)	9.06	24,265	97.4	11.10	6.96	8.80	3.19	7.79	-2.09	0.10	0.21	7.87	7.47	70.84
Mid-West Companies(8)	11.36	55,590	241.0	14.39	8.86	11.15	3.15	9.56	8.35	0.24	0.15	8.75	8.07	70.59
New England Companies(5)	6.92	13,263	45.3	8.85	4.44	6.85	1.57	0.49	3.53	0.08	0.30	7.51	7.19	72.58
South-East Companies(2)	5.20	11,919	14.8	7.30	3.13	4.73	7.28	-21.65	11.05	-0.85	-0.80	5.47	5.42	57.79
South-West Companies(1)	14.49	24,929	155.7	16.13	10.47	14.37	0.84	1.68	0.56	0.08	-0.08	8.09	8.04	94.26
Thrift Strategy(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82
Companies Issuing Dividends(27)	10.35	28,625	120.0	12.80	7.84	10.14	2.27	6.59	0.90	0.24	0.29	7.95	7.52	68.70
Companies Without Dividends(11)	6.28	28,164	107.5	7.99	4.58	6.04	4.77	2.85	2.74	-0.32	-0.21	7.65	7.25	76.02
Equity/Assets 6-12%(22)	9.02	17,745	89.3	11.44	6.79	8.81	3.23	4.01	1.95	0.03	0.15	8.08	7.69	88.12
Equity/Assets >12%(16)	9.39	43,267	153.6	11.36	7.06	9.14	2.67	7.56	0.72	0.15	0.14	7.56	7.10	47.03
Market Value Below $20 Million(2)	4.43	4,126	6.8	7.75	3.70	4.50	-2.14	-0.03	-9.02	-0.46	-0.52	7.96	7.18	121.80
Holding Company Structure(35)	9.20	29,500	122.0	11.40	6.87	8.98	3.04	6.10	1.94	0.08	0.14	7.99	7.55	72.46
Assets Over $1 Billion(14)	12.36	64,096	280.9	14.72	9.23	12.06	3.43	11.57	2.26	0.13	0.18	7.80	7.55	61.74
Assets $500 Million-$1 Billion(11)	6.70	9,647	23.0	9.41	5.28	6.51	3.26	-6.61	-4.42	-0.14	-0.08	7.35	6.98	75.20
Assets $250-$500 Million(12)	7.64	5,945	17.0	9.07	5.43	7.48	2.30	10.40	6.54	0.23	0.34	8.44	7.91	80.75
Assets less than $250 Million(1)	10.22	7,861	32.1	15.00	9.75	9.99	2.30	-4.93	-7.09	0.00	0.00	7.38	5.49	30.46
Goodwill Companies(21)	8.52	38,066	144.8	10.50	6.26	8.37	2.08	3.41	2.62	0.04	0.14	7.62	6.87	68.83
Non-Goodwill Companies(17)	9.98	16,663	81.2	12.53	7.69	9.67	4.12	8.10	-0.04	0.12	0.16	8.15	8.15	73.28
MHC Institutions(38)	9.17	28,491	116.4	11.41	6.90	8.95	2.99	5.51	1.43	0.08	0.15	7.86	7.44	70.82

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE	Traded Companies														
AF	Astoria Financial Corp. of NY*	13.31	97,084	1,292.2	14.08	5.85	12.89	3.26	93.74	7.08	0.29	0.31	12.45	10.54	208.60
BBX	BankAtlantic Bancorp Inc of FL*	1.19	49,220	58.6	6.68	0.66	1.26	-5.56	-11.85	-8.46	-3.68	-3.88	2.97	2.65	97.93
FBC	Flagstar Bancorp, Inc. of MI*	0.61	468,771	286.0	2.22	0.53	0.62	-1.61	-12.86	1.67	-1.38	-1.88	0.86	0.86	31.62
NYB	New York Community Bcrp of NY*	15.62	433,197	6,766.5	15.98	7.68	15.60	0.13	50.92	7.65	0.96	1.31	12.42	6.56	97.34
NAL	NewAlliance Bancshares of CT*	11.89	106,050	1,260.9	13.77	9.36	11.70	1.62	10.71	-1.00	0.44	0.39	13.53	8.23	79.53
PFS	Provident Fin. Serv. Inc of NJ*	10.86	59,822	649.7	12.99	7.81	10.27	5.74	20.80	1.97	-1.95	-1.92	14.58	8.59	111.48
AMEX	Traded Companies														
TSH	Teche Hlding Cp of N Iberia LA*	31.69	2,099	66.5	35.75	25.00	30.81	2.86	17.37	-0.06	3.46	3.85	34.46	32.69	360.77
NASDAQ	Listed OTC Companies														
ABBC	Abington Bancorp, Inc. of PA*	7.71	21,049	162.3	9.40	5.88	7.30	5.62	16.82	11.90	-0.34	-0.33	10.18	10.18	58.82
ALLB	Alliance Bank MHC of PA (42.0)	8.30	6,782	23.8	8.89	7.30	8.30	0.00	10.67	-1.19	0.20	0.22	7.14	7.14	68.45
ABCW	Anchor BanCorp Wisconsin of WI(8)*	1.25	21,689	27.1	2.42	0.37	1.21	3.31	23.76	98.41	-6.81	-7.68	0.15	-0.20	205.57
AFCB	Athens Bancshares, Inc. of TN*	10.92	2,778	30.3	11.85	10.58	10.80	1.11	9.20	9.20	0.54	0.54	17.42	17.42	96.68
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	1.50	13,438	7.1	3.80	1.18	1.45	3.45	-54.68	-0.66	-1.72	-1.58	4.90	4.89	70.34
BCSB	BCSB Bancorp, Inc. of MD*	8.90	3,121	27.8	10.45	6.59	8.90	0.00	17.72	-0.56	-0.69	-0.59	15.93	15.90	187.68
BKMU	Bank Mutual Corp of WI*	6.61	46,166	305.2	11.16	5.95	6.40	3.28	-21.68	-4.62	0.30	0.09	8.72	7.55	76.08
BFIN	BankFinancial Corp. of IL*	9.89	21,416	211.8	11.10	7.19	10.05	-1.59	10.50	-0.10	0.41	0.43	12.43	11.16	73.52
BFED	Beacon Federal Bancorp of NY*	8.62	6,541	56.4	9.89	7.06	8.97	-3.90	7.75	-8.30	0.94	1.12	15.40	15.40	163.52
BNCL	Beneficial Mut MHC of PA(44.1)	9.37	81,854	339.1	11.02	8.31	9.23	1.52	6.48	-4.78	0.10	0.11	7.76	6.15	54.30
BHLB	Berkshire Hills Bancorp of MA*	18.36	13,916	255.5	26.99	16.20	17.68	3.85	-16.58	-11.22	-1.23	-1.08	27.64	14.98	194.05
BOFI	Bofi Holding, Inc. Of CA*	12.71	8,190	104.1	13.72	3.90	13.01	-2.31	155.22	27.10	1.80	1.48	11.33	11.33	164.26
BYFC	Broadway Financial Corp. of CA*	6.00	1,743	10.5	8.00	3.99	6.03	-0.50	21.46	0.33	0.80	0.68	12.84	12.84	298.32
BRKL	Brookline Bancorp, Inc. of MA*	9.76	59,031	576.1	12.50	7.57	9.39	3.94	14.96	-1.51	0.33	0.33	8.26	7.47	44.31
BFSB	Brooklyn Fed MHC of NY (24.7)	7.63	12,891	23.2	14.19	7.36	7.45	2.42	-29.61	-24.00	0.11	0.24	6.40	6.40	41.30
CITZ	CFS Bancorp, Inc of Munster IN*	3.50	10,771	37.7	5.10	1.71	3.60	-2.78	48.94	8.36	-0.05	0.00	10.25	10.25	100.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.30	1,863	13.6	8.25	6.55	7.00	4.29	4.29	7.20	-0.18	-0.33	11.22	11.22	122.00
CBNJ	Cape Bancorp, Inc. of NJ*	7.00	13,314	93.2	9.00	5.35	6.74	3.86	-2.51	4.17	-4.60	-3.73	9.36	7.62	80.16
CFFN	Capitol Fd Fn MHC of KS (29.6)	34.45	74,024	754.6	44.93	28.19	33.64	2.41	-3.66	9.50	0.96	0.98	12.73	12.73	113.14
CARV	Carver Bancorp, Inc. of NY*	8.17	2,475	20.2	9.66	1.50	7.70	6.10	41.11	-9.72	0.16	0.62	18.60	18.49	327.98
CEBK	Central Bncrp of Somerville MA*	8.60	1,637	14.1	10.80	4.05	8.28	3.86	37.60	3.61	-0.24	-0.12	20.78	19.41	341.12
CFBK	Central Federal Corp. of OH*	1.15	4,100	4.7	3.50	1.05	1.28	-10.16	-64.94	-23.33	-1.86	-2.00	4.49	4.49	68.40
CHEV	Cheviot Fin Cp MHC of OH(38.5)	7.97	8,869	27.2	9.80	5.52	7.69	3.64	15.51	7.85	0.12	0.11	7.75	7.75	38.55
CBNK	Chicopee Bancorp, Inc. of MA*	12.41	6,379	79.2	13.95	9.90	11.85	4.73	12.82	-0.56	-0.25	-0.10	14.76	14.76	85.30
CZWI	Citizens Comm Bncorp Inc of WI*	4.00	5,113	20.5	7.06	3.01	3.97	0.76	-40.48	17.65	-0.64	0.40	10.80	9.50	110.82
CTZN	Citizens First Bancorp of MI*	0.26	7,720	2.0	1.94	0.20	0.42	-38.10	-71.43	-31.58	-11.10	-6.49	7.71	7.49	250.36
CSBC	Citizens South Bnkg Corp of NC*	4.65	7,527	35.0	6.50	4.35	4.75	-2.11	-15.76	1.53	-4.12	-4.15	6.88	6.81	105.16
CSBK	Clifton Svg Bp MHC of NJ(37.1)	8.96	26,525	88.9	11.75	7.71	8.59	4.31	-4.17	-4.38	0.20	0.21	6.61	6.61	39.97
COBK	Colonial Bank MHC of NJ (44.8)	8.00	4,423	15.8	9.49	5.51	6.02	32.89	10.19	10.19	0.30	0.43	10.02	10.02	128.92
CFFC	Community Fin. Corp. of VA*	4.15	4,362	18.1	6.00	2.04	3.92	5.87	22.06	-4.38	0.31	0.35	8.34	8.34	124.01
DNBK	Danvers Bancorp, Inc. of MA*	13.94	21,706	302.6	15.27	12.18	13.56	2.80	10.11	7.31	0.24	0.24	13.16	11.46	115.16
DCOM	Dime Community Bancshars of NY*	11.90	34,396	409.3	12.94	6.46	11.83	0.59	33.26	1.45	0.76	0.93	8.57	6.95	114.91
ESBF	ESB Financial Corp. of PA*	12.32	12,057	148.5	15.44	9.03	11.83	4.14	8.07	-6.81	0.98	1.08	13.87	10.30	164.16
ESSA	ESSA Bancorp, Inc. of PA*	11.62	14,124	164.1	14.17	11.35	11.68	-0.51	-10.82	-0.68	0.39	0.38	12.90	12.90	73.21
ESBK	Elmira Svgs Bank, FSB of NY*	15.46	1,919	29.7	16.99	7.13	15.99	-3.31	54.60	-7.70	2.31	1.80	18.72	11.88	263.62
FFDF	FFD Financial Corp of Dover OH*	13.25	1,011	13.4	15.90	10.01	13.50	-1.85	27.16	-2.43	0.77	0.45	17.71	17.71	195.50
FFCO	FedFirst Fin MHC of PA (42.5)	3.60	6,326	9.7	5.10	3.05	3.50	2.86	-5.26	5.88	-0.32	0.24	6.62	6.45	55.90
FSBI	Fidelity Bancorp, Inc. of PA*	5.00	3,047	15.2	10.20	4.00	5.26	-4.94	-32.80	-0.20	-1.18	0.07	13.20	12.32	241.56
FABK	First Advantage Bancorp of TN*	10.50	4,471	46.9	10.75	8.96	10.55	-0.47	6.06	-1.04	0.22	0.07	15.82	15.82	78.88
FBSI	First Bancshares, Inc. of MO*	8.94	1,551	13.9	15.50	6.80	8.78	1.82	-13.79	7.97	-0.66	-0.86	15.49	15.38	135.49
FCAP	First Capital, Inc. of IN*	14.34	2,758	39.5	18.49	11.77	14.24	0.70	8.23	-5.60	0.51	0.45	16.91	14.88	165.56
FCLF	First Clover Leaf Fin Cp of IL*	6.67	8,076	53.9	8.93	6.00	6.50	2.62	-7.36	-9.25	-0.82	-0.81	9.85	8.25	74.65
FCFL	First Community Bk Corp of FL*	2.65	4,151	11.0	7.20	1.75	2.96	-10.47	-55.83	9.96	-1.70	-1.83	7.51	7.51	135.08
FDEF	First Defiance Fin. Corp of OH*	10.14	8,118	82.3	18.93	3.76	9.86	2.84	73.63	-10.19	0.64	0.33	24.36	16.55	253.45
FFNM	First Fed of N. Michigan of MI*	1.79	2,884	5.2	2.50	0.65	1.63	9.82	94.57	46.72	-2.08	-2.04	9.00	8.66	83.01
FFBH	First Fed. Bancshares of AR*	3.88	4,847	18.8	6.50	2.02	3.11	24.76	-41.92	69.43	-5.56	-5.58	9.57	9.57	154.69
FFNW	First Fin NW, Inc of Renton WA*	6.30	18,823	118.6	9.11	5.44	5.91	6.60	-16.00	-3.82	-2.16	-2.21	12.14	12.14	69.88
FFCH	First Fin. Holdings Inc. of SC*	11.90	16,526	196.7	18.64	4.95	11.58	2.76	91.32	-8.46	1.67	0.09	17.52	15.19	210.34
FFHS	First Franklin Corp. of OH*	6.80	1,681	11.4	8.43	1.50	5.55	22.52	94.29	-14.89	-0.87	-1.46	13.71	13.71	180.75
FKFS	First Keystone Fin., Inc of PA(8)*	11.72	2,433	28.5	12.24	6.30	11.33	3.44	83.13	-0.68	-1.15	-0.71	13.22	13.22	207.95

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FNFG	First Niagara Fin. Group of NY*	13.86	188,215	2,608.7	14.86	9.48	13.69	1.24	23.09	-0.36	0.39	0.48	12.66	7.68	75.11
FPTB	First PacTrust Bancorp of CA*	6.50	4,248	27.6	8.62	4.44	7.44	-12.63	-3.99	21.50	-0.41	-0.49	18.34	18.34	210.56
FPFC	First Place Fin. Corp. of OH*	3.31	16,973	56.2	6.25	1.40	3.28	0.91	36.21	19.49	-1.12	-1.75	12.26	11.67	192.02
FSFG	First Savings Fin. Grp. of IN*	10.40	2,415	25.1	11.00	8.99	10.36	0.39	15.56	-0.48	-0.04	-0.02	21.80	18.26	203.46
FFIC	Flushing Fin. Corp. of NY*	12.89	31,128	401.2	14.18	4.03	12.69	1.58	82.58	14.48	0.84	0.81	11.18	10.60	134.18
FXCB	Fox Chase Bncp MHC of PA(41.0)	9.23	13,609	52.2	11.00	8.05	8.95	3.13	-0.22	-3.05	-0.08	-0.16	9.08	9.08	86.25
GSLA	GS Financial Corp. of LA*	14.00	1,258	17.6	17.44	11.10	14.00	0.00	24.44	-6.60	0.65	0.26	22.52	22.52	215.36
GCBC	Green Co Bcrp MHC of NY (43.9)	15.01	4,115	27.0	16.00	9.90	14.50	3.52	42.95	-2.41	1.13	1.39	10.36	10.36	114.96
HFFC	HF Financial Corp. of SD*	10.24	6,939	71.1	13.40	8.05	9.95	2.91	-2.57	5.35	0.80	0.69	13.30	12.59	169.40
HMNF	HMN Financial, Inc. of MN*	5.09	4,245	21.6	6.85	1.52	4.95	2.83	129.28	21.19	-2.95	-3.31	17.94	17.94	244.11
HBNK	Hampden Bancorp, Inc. of MA*	9.80	7,248	71.0	11.30	7.75	10.46	-6.31	13.95	-7.98	-0.11	-0.10	13.06	13.06	79.32
HARL	Harleysville Svgs Fin Cp of PA*	13.68	3,645	49.9	16.22	10.35	13.30	2.86	28.33	-1.30	1.25	1.40	13.97	13.97	230.42
HBOS	Heritage Fn Gp MHC of GA(24.4)	8.90	10,399	22.6	10.79	5.08	8.01	11.11	11.39	22.76	0.03	-0.02	6.04	5.95	45.24
HIFS	Hingham Inst. for Sav. of MA*	32.89	2,124	69.9	33.95	22.10	32.79	0.30	17.55	7.17	3.79	3.77	30.74	30.74	435.76
HBCP	Home Bancorp Inc. Lafayette LA*	12.26	8,775	107.6	12.65	9.25	12.26	0.00	27.84	0.57	0.53	0.64	15.13	15.13	59.79
HOME	Home Federal Bancorp Inc of ID*	13.46	16,698	224.8	14.12	6.63	12.92	4.18	51.07	1.13	0.52	-0.44	12.48	12.48	49.23
HFBC	HopFed Bancorp, Inc. of KY*	10.98	3,595	39.5	11.51	8.13	10.95	0.27	22.00	17.56	0.13	-0.34	17.46	17.11	284.32
HCBK	Hudson City Bancorp, Inc of NJ*	13.16	526,494	6,928.7	14.77	7.46	13.19	-0.23	25.33	-4.15	1.00	1.00	10.14	9.84	114.47
IFSB	Independence FSB of DC*	1.47	1,552	2.3	4.61	0.97	1.59	-7.55	-43.46	-2.00	-0.07	-0.21	6.43	6.43	107.91
ISBC	Investors Bcrp MHC of NJ(43.5)	12.11	114,449	603.7	12.25	6.75	11.84	2.28	63.21	10.69	-0.52	0.35	7.28	7.09	71.78
JXSB	Jcksnville Bcp MHC of IL(45.9)	11.89	1,921	10.5	13.66	7.84	11.89	0.00	35.11	26.49	0.62	0.27	13.34	11.92	153.52
JFBI	Jefferson Bancshares Inc of TN*	4.45	6,704	29.8	7.94	4.21	4.45	0.00	-31.33	-6.12	0.19	0.20	11.98	8.32	100.03
KFED	K-Fed Bancorp MHC of CA (33.4)	8.02	13,292	35.6	10.33	6.15	8.15	-1.60	8.38	-8.76	0.20	0.22	6.94	6.63	66.02
KFFB	KY Fst Fed Bp MHC of KY (39.9)	10.22	7,861	32.1	15.00	9.75	9.99	2.30	-4.93	-7.09	0.00	0.00	7.38	5.49	30.46
KRNY	Kearny Fin Cp MHC of NJ (26.5)	9.89	68,978	181.2	12.40	7.78	9.51	4.00	-9.10	-1.79	0.08	0.09	6.97	5.77	31.94
LSBX	LSB Corp of No. Andover MA*	11.95	4,507	53.9	12.20	7.35	11.75	1.70	32.78	23.07	1.61	1.49	13.72	13.72	179.04
LSBI	LSB Fin. Corp. of Lafayette IN*	10.00	1,554	15.5	14.40	8.27	10.10	-0.99	-14.89	2.04	0.61	0.17	22.06	22.06	234.01
LPSB	LaPorte Bancrp MHC of IN(45.6)	4.79	4,636	10.1	5.42	3.85	4.74	1.05	-16.55	8.86	0.36	0.17	10.60	8.56	83.67
LSBK	Lake Shore Bnp MHC of NY(41.3)	8.00	6,170	20.5	8.25	4.31	7.99	0.13	23.08	1.78	0.36	0.40	9.06	9.06	68.38
LEGC	Legacy Bancorp, Inc. of MA*	9.33	8,735	81.5	13.46	7.90	9.10	2.53	1.41	-5.38	-0.89	-0.15	13.89	12.54	108.33
LBCP	Liberty Bancorp, Inc. of MO*	7.75	3,610	28.0	8.35	5.80	7.43	4.31	13.97	3.20	0.60	0.46	12.29	11.74	112.56
LABC	Louisiana Bancorp, Inc. of LA*	14.53	5,200	75.6	16.59	12.05	14.53	0.00	16.24	0.21	0.50	0.51	15.22	15.22	63.89
MSBF	MSB Fin Corp MHC of NJ (41.8)	7.49	5,260	16.6	9.96	7.25	7.49	0.00	-21.16	-5.67	0.06	0.08	7.62	7.62	69.17
MGYR	Magyar Bancorp MHC of NJ(44.5)	3.35	5,767	8.6	7.50	2.65	3.50	-4.29	7.03	-16.25	-1.61	-1.74	6.91	6.91	96.73
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.45	6,103	26.2	10.40	7.50	9.45	0.00	10.53	-1.46	0.27	0.30	11.36	11.36	111.78
MFLR	Mayflower Bancorp, Inc. of MA*	6.70	2,083	14.0	8.36	4.40	6.31	6.18	34.00	0.00	0.59	0.31	9.67	9.66	119.54
EBSB	Meridian Fn Serv MHC MA (43.4)	9.85	22,258	95.6	10.00	6.34	9.85	0.00	24.53	13.22	0.17	0.17	9.00	9.00	54.42
CASH	Meta Financial Group of IA*	21.00	2,644	55.5	24.50	5.72	20.60	1.94	116.49	0.48	-0.36	-0.86	17.61	16.66	346.50
MFSF	MutualFirst Fin. Inc. of IN*	6.01	6,985	42.0	10.50	3.50	6.25	-3.84	26.53	0.50	-2.54	-2.72	14.22	13.33	200.02
NASB	NASB Fin, Inc. of Grandview MO*	20.75	7,868	163.3	33.84	12.48	20.47	1.37	15.60	-10.91	2.38	-0.38	21.15	20.81	198.22
NECB	NE Comm Bncrp MHC of NY (45.0)	5.94	13,225	35.3	9.49	5.52	5.65	5.13	-15.14	-9.59	0.01	0.02	8.29	8.15	38.55
NHTB	NH Thrift Bancshares of NH*	10.00	5,772	57.7	10.98	6.12	10.10	-0.99	28.21	3.20	1.15	0.75	13.62	8.52	156.44
NVSL	Naug Vlly Fin MHC of CT (40.5)	5.80	7,023	16.5	7.42	4.11	5.48	5.84	-16.91	1.05	0.38	0.39	7.04	7.02	77.21
NFSB	Newport Bancorp, Inc. of RI*	11.75	3,830	45.0	12.99	10.91	11.57	1.56	3.52	-4.08	0.18	0.23	13.42	13.42	119.81
FFFD	North Central Bancshares of IA*	14.84	1,348	20.0	17.16	10.50	14.90	-0.40	41.33	-7.08	1.98	1.92	28.31	28.31	337.55
NFBK	Northfield Bcp MHC of NY(45.1)	13.62	44,465	275.5	13.94	8.18	13.00	4.77	38.13	0.74	0.27	0.27	8.81	8.44	45.03
NWBI	Northwest Bancshares Inc of PA*	11.89	110,642	1,315.5	12.03	5.81	11.81	0.68	66.99	5.50	0.30	0.37	11.90	10.31	72.53
OBAF	OBA Financial Serv. Inc of MD*	10.30	4,629	47.7	10.69	9.95	10.08	2.18	3.00	3.00	-0.26	-0.09	16.92	16.92	85.82
OSHC	Ocean Shore Holding Co. of NJ*	9.81	7,308	71.7	10.46	6.65	9.56	2.62	19.78	9.61	0.58	0.72	13.01	13.01	105.40
OCFC	OceanFirst Fin. Corp of NJ*	10.00	18,822	188.2	14.25	7.13	10.04	-0.40	-8.93	-11.43	0.66	0.63	9.75	9.75	105.69
OABC	OmniAmerican Bancorp Inc of TX*	10.99	11,903	130.8	12.35	10.12	10.81	1.67	9.90	9.90	-0.05	-0.28	16.22	16.22	93.09
ONFC	Oneida Financl MHC of NY(44.9)	9.50	7,834	33.4	11.75	7.05	9.96	-4.62	20.25	6.15	0.58	0.67	6.97	3.78	73.29
ORIT	Oritani Fin Cp MHC of NJ(25.7)	13.80	37,041	131.9	15.10	9.56	13.45	2.60	18.25	0.51	0.28	0.32	6.69	6.69	54.18
OSBK	Osage Bancshares, Inc. of OK*	8.50	2,763	23.5	10.25	7.25	8.80	-3.41	10.68	-14.91	0.22	0.27	8.90	8.49	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	3.79	6,529	10.6	5.48	2.61	3.50	8.29	-5.25	11.47	-0.64	0.39	6.75	5.61	73.56
PVFC	PVF Capital Corp. of Solon OH*	2.27	7,979	18.1	4.39	1.20	2.79	-18.64	-27.01	17.01	-1.70	-2.50	6.71	6.71	108.95
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.10	4,936	40.0	10.86	4.72	8.24	-1.70	24.62	2.53	-1.34	-0.45	9.77	9.77	113.01
PFED	Park Bancorp of Chicago IL*	4.20	1,192	5.0	10.95	2.85	5.47	-23.22	5.00	29.23	-2.37	-1.78	21.48	21.48	185.92
PVSA	Parkvale Financial Corp of PA*	7.30	5,511	40.2	11.75	6.41	7.74	-5.68	-29.81	5.04	-2.00	1.02	21.73	16.47	347.65
PBHC	Pathfinder BC MHC of NY (36.3)	5.50	2,485	5.0	8.00	4.75	5.50	0.00	-7.09	-1.79	0.70	0.71	9.00	7.45	146.87
PBCT	Peoples United Financial of CT*	15.80	345,000	5,451.0	18.54	14.72	15.59	1.35	-1.74	-5.39	0.31	0.28	14.78	10.39	61.61
PROV	Provident Fin. Holdings of CA*	3.10	11,395	35.3	10.49	2.43	3.20	-3.13	-23.65	12.32	-0.33	-1.73	10.85	10.85	124.15
PBNY	Provident NY Bncrp, Inc. of NY*	8.48	39,061	331.2	10.60	7.30	8.21	3.29	-1.62	0.47	0.66	0.33	10.76	6.51	74.70
PBIP	Prudential Bncp MHC PA (29.3)	9.47	10,332	28.7	12.51	8.05	9.04	4.76	-8.50	-0.53	-0.17	0.08	5.41	5.41	49.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.30	10,180	64.1	8.95	3.93	6.17	2.11	0.00	-5.97	0.39	-0.30	8.49	8.08	140.87

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Table IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 19, 2010

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
RPFG Rainier Pacific Fin Grp of WA*	0.16	6,294	1.0	1.50	0.15	0.19	-15.79	-85.71	-27.27	-9.13	-3.34	2.04	1.59	121.41
RIVR River Valley Bancorp of IN*	12.42	1,504	18.7	18.68	10.00	13.00	-4.46	16.62	-0.64	1.05	0.67	16.94	16.92	256.16
RVSB Riverview Bancorp, Inc. of WA*	2.59	10,924	28.3	4.39	1.82	2.43	6.58	-35.25	15.62	-0.13	-0.13	8.11	5.74	78.51
RCKB Rockville Fin MHC of CT (42.9)	10.15	18,714	81.5	14.79	6.17	9.97	1.81	4.32	-3.33	0.43	0.49	8.18	8.12	83.60
ROMA Roma Fin Corp MHC of NJ (27.0)	11.98	30,933	100.0	14.05	9.70	11.80	1.53	13.02	-3.07	0.12	0.13	6.91	6.89	40.94
ROME Rome Bancorp, Inc. of Rome NY*	8.75	6,852	60.0	9.70	7.00	8.20	6.71	13.64	9.92	0.45	0.44	8.81	8.81	48.15
SIFI SI Fin Gp Inc MHC of CT (38.2)	5.00	11,789	22.5	6.58	2.99	5.44	-8.09	-4.21	-4.76	0.06	0.06	6.57	6.21	74.09
SVBI Severn Bancorp, Inc. of MD*	4.15	10,067	41.8	4.75	1.55	4.11	0.97	-5.47	64.68	-1.27	-1.41	8.20	8.17	98.93
SUPR Superior Bancorp of AL(8)*	2.94	11,668	34.3	5.75	1.50	2.76	6.52	13.08	-10.64	-1.65	-1.80	16.43	15.00	276.13
THRD TF Fin. Corp. of Newtown PA*	18.90	2,672	50.5	20.45	15.95	18.89	0.05	5.29	-0.37	1.69	1.42	26.81	25.11	267.11
TFSL TFS Fin Corp MHC of OH (26.5)	12.88	308,315	1,054.1	13.04	10.25	12.73	1.18	8.69	6.10	0.04	-0.03	5.68	5.65	34.79
TBNK Territorial Bancorp, Inc of HI*	19.71	12,233	241.1	19.81	14.00	19.37	1.76	97.10	9.20	0.71	0.83	17.96	17.96	113.60
TONE TierOne Corp. of Lincoln NE*	0.67	18,034	12.1	4.05	0.59	0.64	4.69	-59.39	3.08	-1.53	-1.79	13.55	13.33	175.26
TSBK Timberland Bancorp, Inc. of WA*	3.90	7,045	27.5	6.14	1.94	3.78	3.17	-16.13	-12.16	-0.15	-0.08	10.16	9.26	101.70
TRST TrustCo Bank Corp NY of NY*	5.97	76,651	457.6	7.08	4.71	5.73	4.19	-5.24	-5.24	0.37	0.36	3.21	3.20	48.01
UCBA United Comm Bncp MHC IN (40.8)	6.42	7,847	20.6	7.55	3.70	6.62	-3.02	41.41	4.39	0.10	0.06	7.05	7.05	50.77
UCFC United Community Fin. of OH*	1.54	30,898	47.6	2.72	0.46	1.59	-3.14	152.46	6.21	-0.54	-0.83	7.11	7.09	75.68
UBNK United Financial Bncrp of MA*	13.43	16,839	226.1	14.69	11.31	13.20	1.74	4.92	2.44	0.33	0.43	12.85	12.84	74.08
UWBK United Western Bncp, Inc of CO*	2.64	27,346	72.2	10.85	2.17	3.36	-21.43	-56.93	-4.35	0.02	-0.18	7.14	7.14	96.09
VPFG ViewPoint Finl MHC of TX(43.1)	14.49	24,929	155.7	16.13	10.47	14.37	0.84	1.68	0.56	0.08	-0.08	8.09	8.04	94.26
WSB WSB Holdings, Inc. of Bowie MD*	2.45	7,850	19.2	4.00	1.65	2.40	2.08	-20.45	5.60	-0.71	-0.73	6.77	6.77	56.94
WSFS WSFS Financial Corp. of DE*	29.25	7,080	207.1	33.85	16.47	28.01	4.43	27.12	14.12	-0.38	-0.93	35.38	33.77	504.73
WVFC WVS Financial Corp. of PA*	13.96	2,066	28.8	17.45	13.96	14.00	-0.29	-12.31	-2.04	0.68	0.73	14.86	14.86	189.52
WFSL Washington Federal, Inc. of WA*	19.54	112,440	2,197.1	21.05	9.75	19.26	1.45	77.80	1.03	0.25	0.16	15.42	13.16	112.62
WSBF Waterstone Fin MHC of WI(26.2)	2.27	31,250	18.6	5.71	1.75	1.93	17.62	0.89	10.73	-0.28	-0.38	5.44	5.44	59.79
WAYN Wayne Savings Bancshares of OH*	6.30	3,004	18.9	7.29	4.58	6.37	-1.10	4.83	8.43	0.65	0.63	12.19	11.49	134.24
WFD Westfield Fin. Inc. of MA*	8.34	29,831	248.8	10.10	7.81	8.25	1.09	-13.31	1.09	0.18	0.21	8.29	8.29	39.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(111)	10.75	9.94	-0.25	-0.58	1.83	-0.27	-1.69	3.40	52.19	1.60	17.34	69.21	8.00	77.76	18.45	0.25	2.17	32.88
NYSE Traded Companies(6)	9.10	6.16	-1.26	0.69	-1.48	-1.48	1.53	1.13	61.70	2.38	21.65	84.34	8.38	125.19	21.21	0.37	2.79	63.64
AMEX Traded Companies(1)	9.55	9.11	0.96	10.04	10.92	1.07	11.17	1.58	64.83	1.29	9.16	91.96	8.78	96.94	8.23	1.42	4.48	41.04
NASDAQ Listed OTC Companies(104)	10.87	10.18	-0.20	-0.74	1.88	-0.21	-1.95	3.54	51.53	1.56	17.33	68.08	7.97	74.73	18.56	0.24	2.11	31.85
California Companies(4)	7.16	7.16	0.25	3.93	2.64	-0.08	-0.48	4.70	36.54	2.04	7.28	55.73	3.83	55.73	8.71	0.11	1.93	12.50
Florida Companies(2)	4.30	4.14	-2.39	-16.57	0.00	-2.53	-17.84	8.62	0.00	4.71	NM	37.68	1.59	40.10	NM	0.00	0.00	0.00
Mid-Atlantic Companies(34)	10.44	9.33	0.01	1.01	0.22	0.09	1.92	2.17	62.87	1.17	17.61	83.20	8.78	98.29	16.36	0.35	2.93	51.52
Mid-West Companies(33)	8.73	8.26	-0.55	-3.10	2.14	-0.68	-6.23	4.29	38.11	1.93	15.64	52.04	4.64	55.45	19.30	0.22	2.00	30.26
New England Companies(16)	13.68	12.11	0.27	2.58	2.50	0.30	2.68	1.31	68.59	1.19	15.46	86.40	12.33	101.43	22.84	0.30	2.36	31.93
North-West Companies(5)	10.61	9.47	-2.04	-4.15	-2.53	-1.17	-4.26	7.43	27.43	2.42	NM	51.36	6.73	59.54	NM	0.12	1.49	0.00
South-East Companies(12)	13.36	12.92	-0.19	-3.27	6.24	-0.27	-4.23	2.40	63.80	1.46	18.38	65.69	9.41	68.64	18.37	0.22	1.31	14.32
South-West Companies(2)	16.35	16.05	0.16	0.89	1.07	0.08	-0.33	0.00	0.00	0.82	38.64	81.63	13.20	83.94	31.48	0.17	2.00	0.00
Western Companies (Excl CA)(3)	16.20	16.20	0.61	3.36	2.74	-0.15	-0.38	1.80	88.46	2.47	26.82	84.86	15.81	84.86	23.75	0.14	0.88	23.49
Thrift Strategy(105)	10.80	10.01	-0.22	-0.33	2.01	-0.21	-1.21	3.24	52.40	1.51	17.34	69.74	8.03	78.18	18.45	0.26	2.21	32.88
Mortgage Banker Strategy(3)	5.89	5.73	-1.84	-3.23	-10.65	-2.46	-16.94	8.84	44.27	4.55	NM	34.32	1.86	36.74	NM	0.02	0.65	0.00
Real Estate Strategy(1)	6.16	6.16	-1.52	-24.08	0.00	-2.23	-35.41	9.83	35.01	4.51	NM	33.83	2.08	33.83	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.50	12.44	0.22	0.52	0.33	0.14	-0.34	2.23	63.94	1.66	NM	94.79	15.72	119.34	NM	0.54	2.75	0.00
Companies Issuing Dividends(70)	11.17	10.14	0.21	2.43	3.05	0.13	1.80	2.63	57.40	1.43	17.09	81.15	9.39	92.92	18.36	0.39	3.31	42.42
Companies Without Dividends(41)	9.97	9.56	-1.13	-7.38	-2.06	-1.02	-9.31	5.12	39.31	1.94	18.88	46.63	5.38	49.08	18.91	0.00	0.00	0.00
Equity/Assets <6%(13)	4.41	4.20	-1.86	-2.84	-2.10	-1.43	-7.76	4.37	38.53	2.60	7.50	48.64	2.34	51.94	11.00	0.16	1.47	25.00
Equity/Assets 6-12%(67)	8.66	8.11	-0.17	-1.00	2.95	-0.26	-2.11	3.69	43.34	1.56	13.44	63.96	5.47	69.35	14.62	0.26	2.18	33.06
Equity/Assets >12%(31)	17.41	15.81	0.15	0.89	0.69	0.13	0.94	2.42	75.61	1.35	25.99	87.51	15.31	104.56	25.87	0.27	2.39	33.14
Converted Last 3 Mths (no MHC)(5)	16.78	16.41	0.24	3.61	2.08	0.28	3.52	1.03	113.75	1.04	25.59	73.33	12.16	76.41	21.99	0.13	1.16	20.69
Actively Traded Companies(6)	8.57	7.93	0.57	6.70	7.50	0.39	4.73	3.46	45.59	1.52	7.74	86.02	7.95	93.04	8.37	0.35	2.01	17.53
Market Value Below $20 Million(24)	7.53	7.44	-1.03	-6.37	-1.19	-0.86	-9.17	4.65	35.33	1.68	13.61	40.61	3.25	41.13	16.71	0.14	1.41	31.60
Holding Company Structure(105)	10.83	10.00	-0.29	-0.93	1.84	-0.30	-2.02	3.32	53.12	1.64	17.71	68.86	8.06	77.45	18.85	0.25	2.20	33.50
Assets Over $1 Billion(51)	11.07	9.78	-0.23	0.68	2.50	-0.30	-1.29	3.31	53.17	1.77	18.67	78.44	9.27	92.86	20.99	0.28	2.47	41.32
Assets $500 Million-$1 Billion(34)	9.56	8.97	-0.43	-2.26	1.14	-0.32	-2.27	3.63	56.82	1.66	13.31	61.85	6.46	67.35	12.06	0.26	1.97	29.10
Assets $250-$500 Million(18)	12.27	12.07	0.07	0.31	1.85	0.01	-0.60	2.72	52.02	1.28	17.93	64.34	8.32	65.84	19.19	0.22	1.94	15.86
Assets less than $250 Million(8)	10.18	10.05	-0.38	-3.14	0.43	-0.43	-3.92	4.29	27.47	1.11	22.40	53.09	5.67	53.82	27.51	0.16	1.59	40.68
Goodwill Companies(65)	10.10	8.72	-0.29	-0.25	1.57	-0.20	-1.23	2.98	49.15	1.58	17.75	71.84	7.76	86.37	19.17	0.31	2.59	39.45
Non-Goodwill Companies(45)	11.51	11.51	-0.20	-1.05	2.35	-0.36	-2.34	4.08	57.51	1.66	16.72	65.55	8.26	65.55	17.27	0.18	1.60	24.84
Acquirors of FSLIC Cases(2)	9.83	8.94	0.08	0.26	-1.74	-0.02	-1.29	6.06	19.10	1.63	NM	74.79	9.36	85.67	NM	0.10	0.51	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
NASDAQ Listed OTC Companies(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
California Companies(1)	10.51	10.09	0.31	2.87	2.49	0.34	3.16	2.61	46.87	1.40	NM	115.56	12.15	120.97	36.45	0.44	5.49	0.00
Mid-Atlantic Companies(21)	12.69	12.10	0.15	0.85	1.78	0.33	2.42	3.08	42.03	1.23	20.23	117.97	15.49	127.65	22.19	0.18	1.87	38.46
Mid-West Companies(8)	14.53	13.52	0.23	1.84	0.82	0.12	0.81	1.85	33.34	1.10	22.79	125.73	18.95	134.51	31.66	0.48	3.27	24.19
New England Companies(5)	10.70	10.30	0.11	0.70	-0.63	0.41	4.26	1.38	56.16	0.92	19.43	89.63	9.93	93.03	15.10	0.10	1.73	21.85
South-East Companies(2)	10.16	10.07	-1.14	-14.38	0.34	-1.10	-13.60	4.38	42.65	2.17	NM	88.98	10.90	90.13	NM	0.18	2.02	0.00
South-West Companies(1)	8.58	8.53	0.09	1.01	0.55	-0.09	-1.01	0.67	69.16	0.74	NM	179.11	15.37	180.22	NM	0.20	1.38	0.00
Thrift Strategy(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68
Companies Issuing Dividends(27)	13.32	12.68	0.31	2.64	1.98	0.39	3.52	2.38	45.24	1.15	20.96	130.72	17.72	139.85	22.55	0.34	3.15	49.27
Companies Without Dividends(11)	10.53	10.01	-0.42	-5.45	-1.24	-0.24	-3.76	2.77	40.64	1.33	19.99	79.50	8.86	84.30	24.10	0.00	0.00	0.00
Equity/Assets 6-12%(22)	9.40	8.99	-0.05	-0.86	0.71	0.14	1.11	1.89	48.40	1.12	21.46	105.97	10.34	113.59	22.08	0.24	1.91	35.28
Equity/Assets >12%(16)	16.80	15.92	0.30	1.88	1.76	0.30	1.83	3.44	37.26	1.33	17.76	129.55	21.79	137.77	26.66	0.24	2.68	25.19
Market Value Below $20 Million(2)	6.64	6.13	-0.59	-7.64	12.73	-0.65	-8.52	0.00	0.00	1.25	7.86	54.80	3.60	61.15	7.75	0.06	1.09	17.14
Holding Company Structure(35)	12.50	11.85	0.09	0.24	1.19	0.19	1.31	2.52	44.00	1.23	20.79	113.65	14.92	122.05	22.04	0.24	2.15	31.68
Assets Over $1 Billion(14)	13.84	13.35	0.22	1.28	0.09	0.29	1.89	2.09	40.14	1.12	29.75	153.73	21.43	159.16	30.16	0.28	1.57	28.77
Assets $500 Million-$1 Billion(11)	10.74	10.25	-0.17	-2.76	2.53	-0.06	-1.80	3.35	44.69	1.32	23.33	92.58	10.26	104.07	24.57	0.17	2.16	19.01
Assets $250-$500 Million(12)	11.63	11.14	0.20	1.97	1.53	0.38	3.91	1.90	47.04	1.26	15.17	91.24	10.79	95.34	18.45	0.25	2.94	42.06
Assets less than $250 Million(1)	24.23	19.21	0.00	0.00	0.00	0.00	0.00	1.42	47.45	0.84	NM	138.48	33.55	186.16	NM	0.40	3.91	0.00
Goodwill Companies(21)	12.85	11.76	0.03	-0.13	1.11	0.19	1.53	2.17	46.12	1.17	15.93	113.87	15.62	128.13	20.16	0.19	2.06	26.52
Non-Goodwill Companies(17)	12.10	12.10	0.17	0.82	1.26	0.23	1.26	2.99	40.81	1.25	26.61	118.39	14.58	118.39	26.51	0.31	2.45	38.55
MHC Institutions(38)	12.52	11.91	0.09	0.29	1.18	0.21	1.41	2.48	44.04	1.21	20.79	115.89	15.16	123.77	22.94	0.24	2.24	31.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.97	5.10	0.13	2.35	2.18	0.14	2.51	NA	NA	1.23	NM	106.91	6.38	126.28	NM	0.52	3.91	NM
BBX	BankAtlantic Bancorp Inc of FL*	3.03	2.71	-3.43	NM	NM	-3.62	NM	NA	NA	4.71	NM	40.07	1.22	44.91	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	2.72	2.72	-4.23	NM	NM	-5.77	NM	NA	NA	5.41	NM	70.93	1.93	70.93	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.76	7.17	1.20	9.28	6.15	1.64	12.67	1.41	21.49	0.45	16.27	125.76	16.05	238.11	11.92	1.00	6.40	NM
NAL	NewAlliance Bancshares of CT*	17.01	11.09	0.55	3.31	3.70	0.49	2.93	0.64	96.77	1.10	27.02	87.88	14.95	144.47	30.49	0.28	2.35	63.64
PFS	Provident Fin. Serv. Inc of NJ*	13.08	8.14	-1.79	-12.18	-17.96	-1.76	-11.99	1.33	66.85	1.39	NM	74.49	9.74	126.43	NM	0.44	4.05	NM
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	9.55	9.11	0.96	10.04	10.92	1.07	11.17	1.58	64.83	1.29	9.16	91.96	8.78	96.94	8.23	1.42	4.48	41.04
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	17.31	17.31	-0.59	-3.16	-4.41	-0.58	-3.07	4.64	15.83	1.17	NM	75.74	13.11	75.74	NM	0.20	2.59	NM
ALLB	Alliance Bank MHC of PA (42.0)	10.43	10.43	0.31	2.79	2.41	0.34	3.07	2.33	32.41	1.21	NM	116.25	12.13	116.25	37.73	0.12	1.45	60.00
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.07	-0.10	-3.02	NM	NM	-3.40	NM	10.63	34.72	4.59	NM	NM	0.61	NM	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	18.02	18.02	0.56	NM	4.95	0.56	NM	NA	NA	1.75	NM	NM	NM	NM	NM	0.00	0.00	NM
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	6.97	6.95	-2.35	-29.25	NM	-2.16	-26.87	6.74	23.18	2.21	20.22	62.69	11.29	62.69	20.22	0.00	0.00	0.00
BCSB	BCSB Bancorp, Inc. of MD*	8.49	8.47	-0.37	-3.61	-7.75	-0.32	-3.09	1.20	60.27	1.05	NM	30.61	2.13	30.67	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.46	10.08	0.40	3.43	4.54	0.12	1.03	1.72	28.25	1.11	NM	55.87	4.74	55.97	NM	0.00	0.00	NM
BFIN	BankFinancial Corp. of IL*	16.91	15.45	0.57	3.31	4.15	0.60	3.48	2.75	39.11	1.35	22.03	75.80	8.69	87.55	NM	0.28	4.24	NM
BFED	Beacon Federal Bancorp of NY*	9.42	9.42	0.59	6.15	10.90	0.71	7.33	NA	NA	1.88	24.12	79.57	13.45	88.62	23.00	0.28	2.83	68.29
BNCL	Beneficial Mut MHC of PA(44.1)	14.29	11.67	0.20	1.32	1.07	0.22	1.46	3.49	28.15	1.64	9.17	55.97	5.27	55.97	7.70	0.20	2.32	21.28
BHLB	Berkshire Hills Bancorp of MA*	14.24	8.26	-0.64	-4.23	-6.70	-0.56	-3.71	NA	NA	1.62	NM	120.75	17.26	152.36	NM	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA*	6.90	6.90	1.14	16.33	14.16	0.94	13.43	1.24	32.65	0.81	NM	66.43	9.46	122.56	NM	0.64	3.49	NM
BYFC	Broadway Financial Corp. of CA*	4.30	4.30	0.31	4.47	13.33	0.26	3.80	2.84	47.91	1.51	7.06	112.18	7.74	112.18	8.59	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc. of MA*	18.64	17.16	0.74	3.98	3.38	0.74	3.98	NA	NA	1.44	7.50	46.73	2.01	46.73	8.82	0.20	3.33	25.00
BFSB	Brooklyn Fed MHC of NY (24.7)	15.50	15.50	0.27	1.67	1.44	0.59	3.64	11.76	18.85	2.68	29.58	118.16	22.03	130.66	29.58	0.34	3.48	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.21	10.21	-0.05	-0.48	-1.43	0.00	0.00	NA	NA	2.55	NM	119.22	18.47	119.22	31.79	0.44	5.77	NM
CMSB	CMS Bancorp Inc of W Plains NY*	9.20	9.20	-0.15	-1.58	-2.47	-0.27	-2.89	NA	NA	0.46	NM	34.15	3.49	34.15	NM	0.04	1.14	NM
CBNJ	Cape Bancorp, Inc. of NJ*	11.68	9.72	-5.56	-42.09	NM	-4.51	-34.13	NA	NA	1.66	NM	65.06	5.98	65.06	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)	11.25	11.25	0.86	7.69	2.79	0.87	7.85	0.64	22.74	0.22	NM	74.79	8.73	91.86	NM	0.00	0.00	NM
CARV	Carver Bancorp, Inc. of NY*	5.67	5.64	0.05	0.64	1.96	0.19	2.50	4.12	26.78	1.30	35.89	270.62	30.45	270.62	35.15	2.00	5.81	NM
CEBK	Central Bncrp of Somerville MA*	6.09	5.71	-0.07	-0.93	-2.79	-0.04	-0.47	0.93	53.85	0.59	NM	43.92	2.49	44.19	13.18	0.40	4.90	NM
CFBK	Central Federal Corp. of OH*	6.56	6.56	-2.69	-25.55	NM	-2.89	-27.47	4.37	37.66	1.93	NM	41.39	2.52	44.31	NM	0.20	2.33	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.10	20.10	0.31	1.55	1.51	0.29	1.42	NA	NA	NA	NM	25.61	1.68	25.61	NM	0.00	0.00	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.30	17.30	-0.30	-1.70	-2.01	-0.12	-0.68	NA	NA	0.95	NM	102.84	20.67	102.84	NM	0.44	5.52	NM
CZWI	Citizens Comm Bncorp Inc of WI*	9.75	8.67	-0.61	-5.57	-16.00	0.38	3.48	NA	NA	0.51	NM	84.08	14.55	84.08	NM	0.00	0.00	NM
CTZN	Citizens First Bancorp of MI*	3.08	2.99	-4.32	NM	NM	-2.53	-44.91	NA	NA	4.61	NM	37.04	3.61	42.11	10.00	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.54	6.48	-3.77	-31.64	NM	-3.79	-31.87	NA	NA	1.51	NM	3.37	0.10	3.47	NM	0.00	0.00	NM
CSBK	Clifton Svg Bp MHC of NJ(37.1)	16.54	16.54	0.53	3.05	2.23	0.56	3.21	NA	NA	0.42	NM	67.59	4.42	68.28	NM	0.16	3.44	NM
COBK	Colonial Bank MHC of NJ (44.8)	7.77	7.77	0.24	3.18	3.75	0.35	4.56	0.70	58.27	0.72	NM	135.55	22.42	135.55	NM	0.20	2.23	NM
CFFC	Community Fin. Corp. of VA*	6.73	6.73	0.26	2.86	7.47	0.29	3.23	2.89	45.47	1.41	26.67	79.84	6.21	79.84	18.60	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	11.43	10.10	0.27	2.17	1.72	0.27	2.17	0.73	80.64	0.88	13.39	49.76	3.35	49.76	11.86	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	7.46	6.13	0.66	9.18	6.39	0.80	11.23	0.35	156.09	0.63	NM	105.93	12.10	121.64	NM	0.08	0.57	33.33
ESBF	ESB Financial Corp. of PA*	8.45	6.41	0.60	7.99	7.95	0.66	8.81	NA	NA	NA	15.66	138.86	10.36	171.22	12.80	0.56	4.71	73.68
ESSA	ESSA Bancorp, Inc. of PA*	17.62	17.62	0.53	2.94	3.36	0.51	2.87	NA	NA	0.84	12.57	88.82	7.50	119.61	11.41	0.40	3.25	40.82
ESBK	Elmira Svgs Bank, FSB of NY*	7.10	4.63	0.91	8.82	14.94	0.71	6.87	NA	NA	1.02	29.79	90.08	15.87	90.08	30.58	0.20	1.72	51.28
FFDF	FFD Financial Corp of Dover OH*	9.06	9.06	0.41	4.35	5.81	0.24	2.54	NA	NA	1.05	6.69	82.59	5.86	130.13	8.59	0.80	5.17	34.63
FFCO	FedFirst Fin MHC of PA (42.5)	11.84	11.57	-0.58	-5.00	-8.89	0.44	3.75	NA	NA	NA	17.21	74.82	6.78	74.82	29.44	0.68	5.13	NM
FSBI	Fidelity Bancorp, Inc. of PA*	5.46	5.12	-0.49	-7.50	-23.60	0.03	0.44	2.51	32.29	1.46	NM	54.38	6.44	55.81	15.00	0.00	0.00	NM
FABK	First Advantage Bancorp of TN*	20.06	20.06	0.29	1.40	2.10	0.09	0.45	NA	NA	1.31	NM	37.88	2.07	40.58	NM	0.08	1.60	NM
FBSI	First Bancshares, Inc. of MO*	11.43	11.36	-0.45	-4.20	-7.38	-0.58	-5.47	2.57	37.01	1.65	NM	66.37	13.31	66.37	NM	0.20	1.90	NM
FCAP	First Capital, Inc. of IN*	10.21	9.10	0.31	2.99	3.56	0.27	2.64	2.28	47.56	1.55	NM	57.71	6.60	58.13	NM	0.00	0.00	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.19	11.29	-1.11	-7.69	-12.29	-1.10	-7.60	2.79	31.16	1.25	28.12	84.80	8.66	96.37	31.87	0.72	5.02	NM
FCFL	First Community Bk Corp of FL*	5.56	5.56	-1.35	-16.57	NM	-1.45	-17.84	8.62	NA	NA	NM	67.72	8.94	80.85	NM	0.24	3.60	NM
FDEF	First Defiance Fin. Corp of OH*	9.61	6.74	0.26	2.24	6.31	0.13	1.15	2.99	59.49	2.25	NM	35.29	1.96	35.29	NM	0.00	0.00	NM
FFNM	First Fed of N. Michigan of MI*	10.84	10.48	-2.44	-20.57	NM	-2.39	-20.18	5.98	30.09	2.35	15.84	41.63	4.00	61.27	30.73	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	6.19	6.19	-3.48	-36.03	NM	-3.49	-36.16	NA	NA	NA	NM	19.89	2.16	20.67	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	17.37	17.37	-3.16	-15.56	NM	-3.23	-15.92	12.77	19.67	3.08	NM	40.54	2.51	40.54	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	8.33	7.30	0.82	9.37	14.03	0.04	0.50	3.73	56.68	2.76	NM	51.89	9.02	51.89	NM	0.34	5.40	NM
FFHS	First Franklin Corp. of OH*	7.59	7.59	-0.47	-6.13	-12.79	-0.78	-10.28	NA	NA	1.94	7.13	67.92	5.66	78.34	NM	0.20	1.68	11.98
FKFS	First Keystone Fin., Inc of PA(8)*	6.36	6.36	-0.54	-8.48	-9.81	-0.33	-5.24	NA	NA	1.83	NM	49.60	3.76	49.60	NM	0.00	0.00	NM
FNFG	First Niagara Fin. Group of NY*	16.86	10.95	0.68	3.98	2.81	0.84	4.90	0.52	116.78	1.20	NM	88.65	5.64	88.65	NM	0.00	0.00	NM
												35.54	109.48	18.45	180.47	28.88	0.56	4.04	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FPTB	First PacTrust Bancorp of CA*	8.71	8.71	-0.20	-1.86	-6.31	-0.24	-2.22	5.87	21.31	1.44	NM	35.44	3.09	35.44	NM	0.20	3.08	NM
FPFC	First Place Fin. Corp. of OH*	6.38	6.10	-0.57	-7.04	NM	-0.90	-11.01	5.32	30.28	1.94	NM	27.00	1.72	28.36	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	10.71	9.13	-0.02	-0.18	-0.38	-0.01	-0.09	NA	NA	1.10	NM	47.71	5.11	56.96	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	8.33	7.93	0.66	8.32	6.52	0.63	8.02	2.32	21.10	0.63	15.35	115.30	9.61	121.60	15.91	0.52	4.03	61.90
FXCB	Fox Chase Bncp MHC of PA(41.0)	10.53	10.53	-0.10	-0.88	-0.87	-0.19	-1.76	2.87	31.44	1.65	NM	101.65	10.70	101.65	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA*	10.46	10.46	0.33	2.93	4.64	0.13	1.17	2.21	45.11	1.46	21.54	62.17	6.50	62.17	NM	0.40	2.86	61.54
GCBC	Green Co Bcrp MHC of NY (43.9)	9.01	9.01	1.01	11.53	7.53	1.24	14.18	0.78	99.84	1.28	13.28	144.88	13.06	144.88	10.80	0.68	4.53	60.18
HFFC	HF Financial Corp. of SD*	7.85	7.46	0.47	6.66	7.81	0.41	5.74	NA	NA	1.01	12.80	76.99	6.04	81.33	14.84	0.45	4.39	56.25
HMNF	HMN Financial, Inc. of MN*	7.35	7.35	-1.16	-12.00	NM	-1.31	-13.47	7.47	30.77	2.88	NM	28.37	2.09	28.37	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.46	16.46	-0.14	-0.83	-1.12	-0.13	-0.75	1.90	57.14	1.51	NM	75.04	12.36	75.04	NM	0.12	1.22	NM
HARL	Harleysville Svgs Fin Cp of PA*	6.06	6.06	0.55	9.20	9.14	0.62	10.31	NA	NA	0.43	10.94	97.92	5.94	97.92	9.77	0.76	5.56	60.80
HBOS	Heritage Fn Gp MHC of GA(24.4)	13.35	13.18	0.06	0.50	0.34	-0.04	-0.33	2.01	62.12	2.12	NM	147.35	19.67	149.58	NM	0.36	4.04	NM
HIFS	Hingham Inst. for Sav. of MA*	7.05	7.05	0.93	12.87	11.52	0.92	12.80	NA	NA	0.79	8.68	106.99	7.55	106.99	8.72	0.88	2.68	23.22
HBCP	Home Bancorp Inc. Lafayette LA*	25.31	25.31	0.88	3.57	4.32	1.06	4.31	0.43	148.91	0.99	23.13	81.03	20.51	81.03	19.16	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	25.35	25.35	1.16	4.24	3.86	-0.98	-3.59	3.29	104.04	5.33	25.88	107.85	27.34	107.85	NM	0.22	1.63	42.31
HFBC	HopFed Bancorp, Inc. of KY*	6.14	6.03	0.05	0.62	1.18	-0.13	-1.63	1.28	67.05	1.36	NM	62.89	3.86	64.17	NM	0.48	4.37	NM
HCBK	Hudson City Bancorp, Inc of NJ*	8.86	8.62	0.92	10.22	7.60	0.92	10.22	1.07	21.74	0.44	13.16	129.78	11.50	133.74	13.16	0.60	4.56	60.00
IFSB	Independence FSB of DC*	5.96	5.96	-0.06	-1.23	-4.76	-0.18	-3.70	6.39	11.95	1.15	NM	22.86	1.36	22.86	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(43.5)	10.14	9.90	-0.78	-7.42	-4.29	0.53	4.99	NA	NA	0.82	NM	166.35	16.87	170.80	34.60	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.9)	8.69	7.84	0.40	4.93	5.21	0.18	2.15	0.81	NA	NA	19.18	89.13	7.74	99.75	NM	0.30	2.52	48.39
JFBI	Jefferson Bancshares Inc of TN*	11.98	8.63	0.19	1.60	4.27	0.20	1.68	3.55	21.77	1.11	23.42	37.15	4.45	53.49	22.25	0.00	0.00	0.00
KFED	K-Fed Bancorp MHC of CA (33.4)	10.51	10.09	0.31	2.87	2.49	0.34	3.16	2.61	46.87	1.40	NM	115.56	12.15	120.97	36.45	0.44	5.49	NM
KFFB	KY Fst Fed Bp MHC of KY (39.9)	24.23	19.21	0.00	0.00	0.00	0.00	0.00	1.42	47.45	0.84	NM	138.48	33.55	186.16	NM	0.40	3.91	NM
KRNY	Kearny Fin Cp MHC of NJ (26.5)	21.82	18.76	0.26	1.15	0.81	0.29	1.30	NA	NA	0.72	NM	141.89	30.96	171.40	NM	0.20	2.02	NM
LSBX	LSB Corp of No. Andover MA*	7.66	7.66	0.94	10.46	13.47	0.87	9.68	NA	NA	1.34	7.42	87.10	6.67	87.10	8.02	0.28	2.34	17.39
LSBI	LSB Fin. Corp. of Lafayette IN*	9.43	9.43	0.25	2.77	6.10	0.07	0.77	3.60	28.08	1.14	16.39	45.33	4.27	45.33	NM	0.50	5.00	NM
LPSB	LaPorte Bancrp MHC of IN(45.6)	12.67	10.49	0.44	3.55	7.52	0.21	1.67	1.89	33.91	1.00	13.31	45.19	5.72	55.96	28.18	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(41.3)	13.25	13.25	0.54	4.10	4.50	0.60	4.56	NA	NA	NA	22.22	88.30	11.70	88.30	20.00	0.24	3.00	66.67
LEGC	Legacy Bancorp, Inc. of MA*	12.82	11.72	-0.82	-6.30	-9.54	-0.14	-1.06	3.34	35.13	1.67	NM	67.17	8.61	74.40	NM	0.20	2.14	NM
LBCP	Liberty Bancorp, Inc. of MO*	10.92	10.48	0.56	4.95	7.74	0.43	3.80	1.83	53.95	1.31	12.92	63.06	6.89	66.01	16.85	0.10	1.29	16.67
LABC	Louisiana Bancorp, Inc. of LA*	23.82	23.82	0.82	3.16	3.44	0.83	3.22	NA	NA	1.04	29.06	95.47	22.74	95.47	28.49	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (41.8)	11.02	11.02	0.09	0.77	0.80	0.12	1.03	NA	NA	0.90	NM	98.29	10.83	98.29	NM	0.12	1.60	NM
MGYR	Magyar Bancorp MHC of NJ(44.5)	7.14	7.14	-1.66	-23.30	NM	-1.80	-25.18	NA	NA	1.32	NM	48.48	3.46	48.48	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(45.0)	10.16	10.16	0.24	2.38	2.86	0.27	2.64	3.42	26.88	1.05	35.00	83.19	8.45	83.19	31.50	0.12	1.27	44.44
MFLR	Mayflower Bancorp, Inc. of MA*	8.09	8.08	0.50	6.37	8.81	0.26	3.35	1.00	49.40	1.00	11.36	69.29	5.60	69.36	21.61	0.24	3.58	40.68
EBSB	Meridian Fn Serv MHC MA (43.4)	16.54	16.54	0.33	1.95	1.73	0.33	1.95	NA	NA	1.12	NM	109.44	18.10	109.44	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.08	4.82	-0.11	-2.04	-1.71	-0.26	-4.88	1.65	80.40	2.82	NM	119.25	6.06	126.05	NM	0.52	2.48	NM
MFSF	MutualFirst Fin. Inc. of IN*	7.11	6.69	-1.27	-13.77	NM	-1.36	-14.74	2.86	41.00	1.52	NM	42.26	3.00	45.09	NM	0.24	3.99	NM
NASB	NASB Fin, Inc. of Grandview MO*	10.67	10.52	1.21	11.81	11.47	-0.19	-1.89	4.75	27.92	1.54	8.72	98.11	10.47	99.71	NM	0.90	4.34	37.82
NECB	NE Comm Bncrp MHC of NY (45.0)	21.50	21.22	0.03	0.12	0.17	0.06	0.24	1.54	52.06	1.03	NM	71.65	15.41	72.88	NM	0.12	2.02	NM
NHTB	NH Thrift Bancshares of NH*	8.71	5.63	0.76	8.14	11.50	0.50	5.31	NA	NA	1.51	8.70	73.42	6.39	117.37	13.33	0.52	5.20	45.22
NVSL	Naug Vlly Fin MHC of CT (40.5)	9.12	9.09	0.50	5.70	6.55	0.51	5.85	1.10	65.08	0.84	15.26	82.39	7.51	82.62	14.87	0.12	2.07	31.58
NFSB	Newport Bancorp, Inc. of RI*	11.20	11.20	0.15	1.31	1.53	0.20	1.68	NA	NA	0.98	NM	87.56	9.81	87.56	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.39	8.39	0.57	5.93	13.34	0.56	5.75	NA	NA	1.88	7.49	52.42	4.40	52.42	7.73	0.04	0.27	2.02
NFBK	Northfield Bcp MHC of NY(45.1)	19.56	18.90	0.64	3.07	1.98	0.64	3.07	2.55	30.22	2.11	NM	154.60	30.25	161.37	NM	0.16	1.17	59.26
NWBI	Northwest Bancshares Inc of PA*	16.41	14.53	0.46	4.32	2.52	0.57	5.33	1.81	48.59	1.33	39.63	99.92	16.39	115.32	32.14	0.40	3.36	NM
OBAF	OBA Financial Serv. Inc of MD*	19.72	19.72	-0.30	NM	-2.52	-0.10	NM	NA	NA	0.41	NM	60.87	12.00	60.87	NM	0.00	0.00	NM
OSHC	Ocean Shore Holding Co. of NJ*	12.34	12.34	0.55	7.15	5.91	0.68	8.88	0.25	178.90	0.52	16.91	75.40	9.31	75.40	13.63	0.24	2.45	41.38
OCFC	OceanFirst Fin. Corp of NJ*	9.23	9.23	0.65	7.87	6.60	0.62	7.51	1.55	47.60	0.89	15.15	102.56	9.46	102.56	15.87	0.48	4.80	72.73
OABC	OmniAmerican Bancorp Inc of TX*	17.42	17.42	-0.05	-0.65	-0.45	-0.30	-3.66	NA	NA	1.18	NM	67.76	11.81	67.76	NM	0.00	0.00	NM
ONFC	Oneida Financl MHC of NY(44.9)	9.51	5.39	0.82	8.45	6.11	0.95	9.77	NA	NA	NA	16.38	136.30	12.96	251.32	14.18	0.48	5.05	NM
ORIT	Oritani Fin Cp MHC of NJ(25.7)	12.35	12.35	0.55	4.24	2.03	0.63	4.85	NA	NA	1.61	NM	206.28	25.47	206.28	NM	0.30	2.17	NM
OSBK	Osage Bancshares, Inc. of OK*	15.28	14.68	0.38	2.44	2.59	0.47	2.99	NA	NA	0.46	38.64	95.51	14.60	100.12	31.48	0.34	4.00	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.18	7.75	-0.87	-10.53	-16.89	0.53	6.41	2.38	19.32	0.84	NM	56.15	5.15	67.56	9.72	0.16	4.22	NM
PVFC	PVF Capital Corp. of Solon OH*	6.16	6.16	-1.52	-24.08	NM	-2.23	-35.41	9.83	35.01	4.51	NM	33.83	2.08	33.83	NM	0.00	0.00	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.65	8.65	-1.14	-12.81	-16.54	-0.38	-4.30	NA	NA	NA	NM	82.91	7.17	82.91	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	11.55	11.55	-1.27	-10.67	NM	-0.95	-8.01	5.53	8.88	0.76	NM	19.55	2.26	19.55	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	6.25	4.81	-0.58	-7.19	-27.40	0.30	3.67	1.90	52.01	1.76	NM	33.59	2.10	44.32	7.16	0.20	2.74	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.13	5.13	0.49	8.02	12.73	0.50	8.13	NA	NA	1.17	7.86	61.11	3.74	73.83	7.75	0.12	2.18	17.14
PBCT	Peoples United Financial of CT*	23.99	18.16	0.52	2.08	1.96	0.47	1.88	NA	NA	1.21	NM	106.90	25.65	152.07	NM	0.61	3.86	NM
PROV	Provident Fin. Holdings of CA*	8.74	8.74	-0.25	-3.23	-10.65	-1.30	-16.94	8.84	44.27	4.38	NM	28.57	2.50	28.57	NM	0.04	1.29	NM
PBNY	Provident NY Bncrp, Inc. of NY*	14.40	9.24	0.88	6.12	7.78	0.44	3.06	1.01	101.77	1.79	12.85	78.81	11.35	130.26	25.70	0.24	2.83	36.36
PBIP	Prudential Bncp MHC PA (29.3)	11.04	11.04	-0.35	-3.14	-1.80	0.16	1.48	1.34	42.16	1.11	NM	175.05	19.33	175.05	NM	0.20	2.11	NM
PULB	Pulaski Fin Cp of St. Louis MO*	6.03	5.75	0.28	3.61	6.19	-0.21	-2.78	5.51	29.00	1.76	16.15	74.20	4.47	77.97	NM	0.38	6.03	NM
RPFG	Rainier Pacific Fin Grp of WA*	1.68	1.31	-6.95	NM	NM	-2.54	NM	4.46	31.82	1.81	NM	7.84	0.13	10.06	NM	0.00	0.00	NM
RIVR	River Valley Bancorp of IN*	6.61	6.61	0.42	6.33	8.45	0.27	4.04	NA	NA	0.92	11.83	73.32	4.85	73.40	18.54	0.84	6.76	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 19, 2010

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
RVSB	Riverview Bancorp, Inc. of WA*	10.33	7.54	-0.16	-1.59	-5.02	-0.16	-1.59	6.93	30.66	2.46	NM	31.94	3.30	45.12	NM	0.00	0.00	NM
RCKB	Rockville Fin MHC of CT (42.9)	9.78	9.72	0.52	5.40	4.24	0.59	6.16	1.13	71.36	0.92	23.60	124.08	12.14	125.00	20.71	0.24	2.36	55.81
ROMA	Roma Fin Corp MHC of NJ (27.0)	16.88	16.84	0.32	1.73	1.00	0.35	1.87	NA	NA	0.73	NM	173.37	29.26	173.88	NM	0.32	2.67	NM
ROME	Rome Bancorp, Inc. of Rome NY*	18.30	18.30	0.92	5.14	5.14	0.90	5.03	0.58	111.33	0.74	19.44	99.32	18.17	99.32	19.89	0.36	4.11	NM
SIFI	SI Fin Gp Inc MHC of CT (38.2)	8.87	8.42	0.08	0.95	1.20	0.08	0.95	0.90	68.86	0.88	NM	76.10	6.75	80.52	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.29	8.26	-1.30	-11.28	NM	-1.44	-12.52	NA	NA	4.06	NM	50.61	4.19	50.80	NM	0.00	0.00	NM
SUPR	Superior Bancorp of AL(8)*	5.95	5.46	-0.61	-8.12	NM	-0.66	-8.86	8.52	15.26	1.65	NM	17.89	1.06	19.60	NM	0.00	0.00	NM
THRD	TF Fin. Corp. of Newtown PA*	10.04	9.46	0.63	6.44	8.94	0.53	5.41	NA	NA	0.97	11.18	70.50	7.08	75.27	13.31	0.80	4.23	47.34
TFSL	TFS Fin Corp MHC of OH (26.5)	16.33	16.25	0.11	0.70	0.31	-0.09	-0.52	3.25	27.94	1.03	NM	226.76	37.02	227.96	NM	0.28	2.17	NM
TBNK	Territorial Bancorp, Inc of HI*	15.81	15.81	0.63	5.42	3.60	0.74	6.33	0.11	109.73	0.28	27.76	109.74	17.35	109.74	23.75	0.20	1.01	28.17
TONE	TierOne Corp. of Lincoln NE*	7.73	7.62	-0.85	-10.44	NM	-0.99	-12.22	10.69	17.58	2.28	NM	4.94	0.38	5.03	NM	0.00	0.00	NM
TSBK	Timberland Bancorp, Inc. of WA*	9.99	9.19	-0.15	-1.19	-3.85	-0.08	-0.64	7.25	28.74	2.66	NM	38.39	3.83	42.12	NM	0.04	1.03	NM
TRST	TrustCo Bank Corp NY of NY*	6.69	6.67	0.79	11.78	6.20	0.77	11.46	NA	NA	NA	16.14	185.98	12.43	186.56	16.58	0.25	4.19	67.57
UCBA	United Comm Bncp MHC IN (40.8)	13.89	13.89	0.20	1.42	1.56	0.12	0.85	3.08	34.67	1.55	NM	91.06	12.65	91.06	NM	0.40	6.23	NM
UCFC	United Community Fin. of OH*	9.39	9.37	-0.67	-7.16	NM	-1.03	-11.01	7.25	24.95	2.20	NM	21.66	2.03	21.72	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	17.35	17.33	0.45	2.53	2.46	0.58	3.29	NA	NA	0.82	NM	104.51	18.13	104.60	31.23	0.28	2.08	NM
UWBK	United Western Bncp, Inc of CO*	7.43	7.43	0.02	0.43	0.76	-0.21	-3.88	2.01	51.61	1.81	NM	36.97	2.75	36.97	NM	0.00	0.00	0.00
VPFG	ViewPoint Finl MHC of TX(43.1)	8.58	8.53	0.09	1.01	0.55	-0.09	-1.01	0.67	69.16	0.74	NM	179.11	15.37	180.22	NM	0.20	1.38	NM
WSB	WSB Holdings, Inc. of Bowie MD*	11.89	11.89	-1.23	-10.23	-28.98	-1.26	-10.52	7.81	NA	NA	NM	36.19	4.30	36.19	NM	0.00	0.00	NM
WSFS	WSFS Financial Corp. of DE*	7.01	6.71	-0.08	-1.04	-1.30	-0.19	-2.55	2.23	63.94	2.11	NM	82.67	5.80	86.62	NM	0.48	1.64	NM
WVFC	WVS Financial Corp. of PA*	7.84	7.84	0.34	4.52	4.87	0.36	4.85	0.42	39.30	1.07	20.53	93.94	7.37	93.94	19.12	0.64	4.58	NM
WFSL	Washington Federal, Inc. of WA*	13.69	11.92	0.23	1.74	1.28	0.14	1.12	5.73	26.25	2.11	NM	126.72	17.35	148.48	NM	0.20	1.02	NM
WSBF	Waterstone Fin MHC of WI(26.2)	9.10	9.10	-0.46	-5.10	-12.33	-0.62	-6.92	NA	NA	1.94	NM	41.73	3.80	41.73	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.08	8.60	0.48	5.53	10.32	0.47	5.36	1.41	53.18	1.19	9.69	51.68	4.69	54.83	10.00	0.20	3.17	30.77
WFD	Westfield Fin. Inc. of MA*	20.76	20.76	0.46	2.09	2.16	0.54	2.44	0.60	107.19	1.60	NM	100.60	20.88	100.60	39.71	0.20	2.40	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2001:	Quarter 1	9,878.8	1,160.3	1,840.3	885.2	459.2
	Quarter 2	10,502.4	1,224.4	2,160.5	964.5	493.7
	Quarter 3	8,847.6	1,040.9	1,498.8	953.9	436.6
	Quarter 4	10,021.5	1,148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10,403.9	1,147.4	1,845.4	1,006.7	498.3
	Quarter 2	9,243.3	989.8	1,463.2	1,121.4	468.9
	Quarter 3	7,591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8,341.6	879.8	1,335.5	1,073.2	419.1
2003:	Quarter 1	7,992.1	848.2	1,341.2	1,096.2	401.0
	Quarter 2	8,985.4	974.5	1,622.8	1,266.6	476.1
	Quarter 3	9,275.1	996.0	1,786.9	1,330.9	490.9
	Quarter 4	10,453.9	1,112.0	2,003.4	1,482.3	548.6
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	As of Feb. 19, 2010	10,402.4	1,109.2	2,243.9	594.0	269.3

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	02/26/10	01/29/10	12/31/09	02/27/09	1 Month	YTD	LTM
All Pub. Traded Thrifts	600.3	588.0	587.0	502.8	2.08	2.27	19.40
MHC Index	3,147.9	3,017.6	2,962.4	2,718.6	4.32	6.26	15.79
Stock Exchange Indexes							
NYSE-Alt Thrifts	331.5	326.0	331.6	277.4	1.70	-0.03	19.53
NYSE Thrifts	116.4	113.9	110.2	81.1	2.12	5.59	43.41
OTC Thrifts	1,620.8	1,587.9	1,597.4	1,419.2	2.07	1.46	14.20
Geographic Indexes							
Mid-Atlantic Thrifts	2,497.0	2,421.3	2,420.4	1,849.7	3.13	3.16	35.00
Midwestern Thrifts	2,208.7	2,173.1	2,084.0	2,157.2	1.64	5.99	2.39
New England Thrifts	1,635.3	1,638.6	1,682.2	1,674.8	-0.20	-2.78	-2.36
Southeastern Thrifts	237.3	241.6	238.6	234.4	-1.76	-0.55	1.25
Southwestern Thrifts	330.9	345.7	339.0	330.8	-4.28	-2.37	0.05
Western Thrifts	57.8	55.8	56.6	37.1	3.62	2.15	55.73
Asset Size Indexes							
Less than $250M	860.1	805.1	810.0	758.1	6.83	6.19	13.46
$250M to $500M	2,350.3	2,272.9	2,247.4	2,082.1	3.41	4.58	12.88
$500M to $1B	1,120.6	1,095.4	1,096.7	1,000.4	2.30	2.18	12.01
$1B to $5B	1,412.8	1,371.7	1,393.3	1,255.8	2.99	1.40	12.50
Over $5B	308.9	303.6	301.5	252.3	1.75	2.44	22.42
Pink Indexes							
Pink Thrifts	142.1	143.1	142.1	143.8	-0.66	0.03	-1.20
Less than $75M	420.7	411.5	406.8	490.8	2.23	3.40	-14.29
Over $75M	142.6	143.8	142.8	143.1	-0.81	-0.13	-0.34
Comparative Indexes							
Dow Jones Industrial	10,325.3	10,067.3	10,428.1	7,062.9	2.56	-0.99	46.19
S&P 500	1,104.5	1,073.9	1,115.1	735.1	2.85	-0.95	50.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Illinois Thrift Acquisitions 2007 - Present

Exhibit IV-4
Illinois Thrift Acquisitions 2007-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
04/01/2009	Pending	Bancorp Inc	DE	American Home Bank	IL	128,645	38.39	38.37	-7.43	-23.88	0.90	14.87	7.0	702.400	NM	NM	NM	NM	NM
08/07/2007	10/1/07	FBOP Corp.	IL	Cardunal Savings Bank, FSB	IL	177,858	6.32	6.32	-0.55	-4.34	1.58	48.97	16.0	NA	142.25	142.25	NM	9.00	4.37
09/23/2008	12/12/08	First FS&LA of Shelbyville	IL	Charleston Federal Savings and Loan Association	IL	33,059	8.19	8.19	0.05	0.59	0.00	NA	NA	NA	NA	NA	NA	NA	NA
07/24/2007	4/21/08	Harvard Savings MHC	IL	Morris Building & Loan Savings Bank	IL	32,969	9.50	9.50	-0.83	-7.76	0.39	93.08	NA	NA	NA	NA	NA	NA	NA
03/15/2007	7/31/07	Heartland Bancorp Inc.	IL	BankPlus, FSB	IL	288,747	8.41	8.41	0.50	6.36	0.33	77.34	33.6	21.500	144.20	144.20	22.40	11.63	5.02
08/01/2009	8/1/09	Investor group	NC	West Town Savings Bank	IL	58,656	6.67	6.67	0.74	7.77	6.09	9.08	NA	NA	80.17	80.17	NM	11.22	-2.94
04/30/2007	9/1/07	National City Corp.	OH	MAF Bancorp, Inc.	IL	11,120,499	9.64	6.21	0.75	8.04	0.63	60.06	1,918.4	56.000	171.83	277.09	22.31	17.25	20.99
08/28/2007	11/30/07	Sterling Federal Bank FSB	IL	Mt. Morris Savings and Loan Association	IL	46,438	4.19	4.19	-1.95	-32.59	3.00	45.08	NA	NA	NA	NA	NA	NA	NA
12/18/2007	7/9/08	Taylor Bean & Whitaker Mrtg	FL	Platinum Bancshares, Incorporated	IL	110,308	2.98	2.98	-6.51	-75.83	6.14	11.55	10.0	2.280	404.42	404.42	NM	12.07	14.51
				Average:		1,333,020	10.48	10.09	-1.69	-13.52	2.12	45.00			188.57	209.63	22.36	12.23	8.39
				Median:		110,308	8.19	6.67	-0.55	-4.34	0.90	47.03			144.20	144.20	22.36	11.63	5.02

Source: SNL Financial, LC.

EXHIBIT IV-5

Jacksonville Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Jacksonville Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors:

Andrew F. Applebee was elected Chairman of the board of directors in January 1994. In addition, Mr. Applebee acted as our Chief Executive Officer until January 2001. Prior thereto, Mr. Applebee was our President. Mr. Applebee has been employed by us since 1976. Mr. Applebee is active in community and civic organizations.

Emily J. Osburn is retired. Prior to her retirement she was the manager of radio stations WLDS and WEAI, which are located in Jacksonville, Illinois. Her experience in managing a small business and her community involvement led to her appointment to the board in 1982.

Dean H. Hess is a grain and livestock farmer in Morgan County. Prior to the merger of Chapin State Bank with us, Mr. Hess had served on the board of directors of Chapin State Bank since 1981. He holds a bachelor's degree in agricultural economics and currently serves on the board of Lincoln Land FS and several community organizations.

John C. Williams is a Senior Vice President and Trust Officer for us, and manages the Chapin branch facility. Prior to the merger of Chapin State Bank with us, he was the Chairman of the Board, President and Trust Officer of Chapin State Bank and had been employed by such bank since 1972. He currently serves as the treasurer of Tri-County Community Development Corporation and is a member of several community organizations.

Harmon B. Deal, III has been the President of Deal & Co., Inc., which is the general partner of Deal Partners, L.P., an investment partnership, located in Jacksonville, Illinois since 1997. Prior to that time, he was a partner and principal in Rowe, Henry and Deal Investment Securities from 1986 to 1996. He holds a bachelor's degree in general business and currently serves as a trustee for Illinois College and on the Jacksonville Regional Economic Development Corporation. His investment knowledge and community involvement led to his appointment to the board in 2003.

John L. Eyth is a certified public accountant. He has been a principal in the accounting firm of Zumbahlen, Eyth, Surratt, Foote, & Flynn, Ltd., located in Jacksonville, Illinois, since 1980. He holds a bachelor's degree in accountancy and economics. He has been a member of several professional organizations and community groups. His accounting experience qualifies him to serve as our "audit committee financial expert" and to serve as chairman of our Audit Committee, which led to his appointment to the board in 2005.

Richard A. Foss has been our President and Chief Executive Officer since 2001. From 1994 until 2001 he served as our President and Chief Operating Officer. From 1992 until his appointment as President, Mr. Foss was our Executive Vice President. Mr. Foss has been employed with us since 1986 when he was named Vice President. In addition, Mr. Foss is also President of Financial Resources Group, Inc., our wholly owned subsidiary. He is the past chairman of the Illinois League of Financial Institutions and has been active in local economic development groups.

Exhibit IV-5 (continued)
Jacksonville Bancorp, Inc.
Director and Senior Management Summary Resumes

John M. Buchanan is a certified funeral service practitioner. He is the president of Buchanan & Cody Funeral Home and Crematory, Inc., located in Jacksonville, Illinois. He holds a bachelor's degree in business and economics. He currently serves as the chairman of the local public building commission and public schools foundation and has served in many local community organizations. His experience as a small business owner and community knowledge led to his appointment to the board in 2009.

Executive Officers Who are Not Directors

John D. Eilering has been Vice President of Operations for us since July 2000. He has also served as the Corporate Secretary and Human Resources Officer since July 2002. From 1998 to 2000, he served as an Assistant Vice President of Information Systems. He has been employed by us since 1987.

Diana S. Tone has been the Chief Financial Officer for us since July 2002. She has also served as the Compliance Officer since June 2000. Prior to this time, she spent ten years with the Federal Deposit Insurance Corporation as a federal bank examiner.

Laura A. Marks has been the Senior Vice President of Retail Banking since January 2005. She has also served as Marketing Officer since February 2000. Prior to this time, she spent 20 years in retail banking, human resources, and marketing with another financial institution.

Chris A. Royal has been employed by us since March 2007 as Vice President and Chief Lending Officer. From 2003 to 2007, Mr. Royal was employed as a Middle Market Lending and Relationship Manager at JPMorgan Chase Bank, N.A., Springfield, Illinois. Prior to this time, he spent 25 years with National City Bank, Springfield, Illinois in lending and retail banking.

EXHIBIT IV-6

Jacksonville Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Jacksonville Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Jacksonville Savings Bank Historical at December 31, 2009		Pro Forma at December 31, 2009, Based Upon the Sale in the Offering of							
			998,750 Shares		1,175,000 Shares		1,351,250 Shares		1,553,938 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity capital	$ 25,024	8.67%	$ 29,821	10.18%	$ 30,610	10.42%	$ 31,397	10.66%	$ 32,304	10.93%
Tier 1 risk-based capital(4)(5)	$ 21,601	10.70%	$ 26,398	13.02%	$ 27,187	13.40%	$ 27,974	13.78%	$ 28,881	14.21%
Tier 1 risk-based requirement(3)	8,073	4.00	8,108	4.00	8,115	4.00	8,122	4.00	8,130	4.00
Excess	$ 13,528	6.70%	$ 18,290	9.02%	$ 19,072	9.40%	$ 19,852	9.78%	$ 20,751	10.21
Core (leverage) capital(5)	$ 21,601	7.44%	$ 26,398	8.96%	$ 27,187	9.20%	$ 27,974	9.44%	$ 28,881	9.71%
Core (leverage) requirement (3)	11,611	4.00	11,786	4.00	11,820	4.00	11,854	4.00	11,894	4.00
Excess	$ 9,990	3.44%	$ 14,612	4.96%	$ 15,367	5.20%	$ 16,120	5.44%	$ 16,987	5.71%
Total risk-based capital (4)(5)	$ 23,891	11.83%	$ 28,688	14.15%	$ 29,477	14.53%	$ 30,264	14.91%	$ 31,171	15.34%
Risk-based requirement	16,146	8.00	16,216	8.00	16,230	8.00	16,243	8.00	16,259	8.00
Excess	$ 7,745	3.83%	$ 12,472	6.15%	$ 13,247	6.53%	$ 14,021	6.91%	$ 14,912	7.34%
Net Proceeds Infused			$ 4,373		$ 5,232		$ 6,090		$ 7,078	
MHC capital contribution			824		824		824		824	
Less: ESOP			(400)		(470)		(541)		(622)	
Pro Forma Increase			$ 4,797		$ 5,586		$ 6,373		$ 7,280	

(1) As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions. In addition, the Federal Deposit Insurance Corporation requires a Tier 1 risk-based capital ratio of 4% or greater.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

(5) Pro forma capital levels assume that the employee stock ownership plan purchases 4.0% of the shares of common stock to be outstanding immediately following the stock offering with funds we lend. Pro forma GAAP and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

EXHIBIT IV-7

Jacksonville Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Jacksonville Bancorp, Inc.
Prices as of February 19, 2010

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	14.14 x	16.59x	16.20x	24.12x	24.12x	17.34x	15.75x
Price-core earnings multiple	=	P/CE	20.09 x	18.92x	17.70x	23.00x	23.00x	18.45x	16.25x
Price-book ratio	=	P/B	60.20%	63.46	62.98	55.61	67.72	69.21	68.52
Price-tangible book ratio	=	P/TB	65.15%	66.79	65.09	63.01	80.85	77.76	74.84
Price-assets ratio	=	P/A	7.25%	5.61%	4.98%	8.22%	8.94%	8.00%	6.38%

Valuation Parameters

Parameter	Value		Parameter	Adjusted	
Pre-Conversion Earnings (Y)	$1,396,000	(12 Mths 12/09)	ESOP Stock (% of Offering + Foundation) (E)	4.00%	
Pre-Conversion Core Earnings (YC)	$941,000	(12 Mths 12/09)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$26,087,330	(2)	ESOP Amortization (T)	20.00	Years
Pre-Conv. Tang. Book Value (B)	$23,360,330	(2)	RRP (% of Offering + Foundation (M)	0.00%	
Pre-Conversion Assets (A)	$289,670,330	(2)	RRP Vesting (N)	5.00	Years
Reinvestment Rate (R)	3.30%		Fixed Expenses	$1,000,000	
Tax rate (TAX)	38.82%		Variable Expenses (Blended Commission %)	2.44%	
After Tax Reinvest. Rate (R)	2.02%		Percentage Sold (PCT)	54.0779%	
Est. Conversion Expenses (1)(X)	10.95%	(1)	MHC net assets	$824,330	
Insider Purchases	$1,000,000		Options as (% of Offering + Foundation) (O1)	10.00%	
Price/Share	$10.00		Estimated Option Value (O2)	22.20%	
Foundation Cash Contribution (FC)	$ -		Option Vesting Period (O3)	5.00	Years
Foundation Stock Contribution (FS)	$ -		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$ -				

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $21,727,907

2. $$V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $21,727,907

3. $$V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $21,727,908

4. $$V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $21,727,908

5. $$V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $21,727,906

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	1,553,938	1,319,578	2,873,516	0	2,873,516	1.4960
Maximum	1,351,250	1,147,459	2,498,709	0	2,498,709	1.3009
Midpoint	1,175,000	997,790	2,172,790	0	2,172,790	1.1312
Minimum	998,750	848,122	1,846,872	0	1,846,872	0.9615

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$15,539,375	$13,195,780	$28,735,155	$0	$28,735,155
Maximum	$13,512,500	$11,474,590	$24,987,090	0	$24,987,090
Midpoint	$11,750,000	$9,977,900	$21,727,902	0	$21,727,906
Minimum	$9,987,500	$8,481,220	$18,468,720	0	$18,468,720

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

Jacksonville Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jacksonville Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$18,468,720
Exchange Ratio	0.96150
2nd Step Offering Proceeds	$9,987,500
Less: Estimated Offering Expenses	1,241,179
2nd Step Net Conversion Proceeds (Including Foundation)	$8,746,321

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,746,321
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(399,500)
Less: RRP Stock Purchases (2)	0
Net Cash Proceeds	$8,346,821
Estimated after-tax net incremental rate of return	2.02%
Earnings Increase	$168,517
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(12,221)
Less: RRP Vesting (3)	0
Less: Option Plan Vesting (4)	(40,041)
Net Earnings Increase	$116,256

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,396,000	$116,256	$1,512,256
12 Months ended December 31, 2009 (core)	$941,000	$116,256	$1,057,256

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit and Other	After Conversion
December 31, 2009	$26,087,330	$8,346,821	$ -	$34,434,151
December 31, 2009 (Tangible)	$23,360,330	$8,346,821	$0	$31,707,151

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit and Other	After Conversion
December 31, 2009	$289,670,330	$8,346,821	$0	$298,017,151

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 0% of the second step offering.
(3) ESOP amortized over 20 years, tax effected at: 38.82%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jacksonville Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$21,727,906
Exchange Ratio	1.13118
2nd Step Offering Proceeds	$11,750,000
Less: Estimated Offering Expenses	1,286,388
2nd Step Net Conversion Proceeds (Including Foundation)	$10,463,613

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,463,613
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(470,000)
Less: RRP Stock Purchases (2)	0
Net Cash Proceeds	$9,993,613
Estimated after-tax net incremental rate of return	2.02%
Earnings Increase	$201,765
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(14,377)
Less: RRP Vesting (3)	0
Less: Option Plan Vesting (4)	(47,107)
Net Earnings Increase	$140,281

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,396,000	$140,281	$1,536,281
12 Months ended December 31, 2009 (core)	$941,000	$140,281	$1,081,281

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$26,087,330	$9,993,613	$ -	$36,080,943
December 31, 2009 (Tangible)	$23,360,330	$9,993,613	$ -	$33,353,943

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$289,670,330	$9,993,613	$ -	$299,663,943

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 0% of the second step offering.
(3) ESOP amortized over 20 years, tax effected at: 38.82%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jacksonville Bancorp, Inc.
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$24,987,090
	Exchange Ratio	1.30086
	2nd Step Offering Proceeds	$13,512,500
	Less: Estimated Offering Expenses	1,331,596
	2nd Step Net Conversion Proceeds (Including Foundation)	$12,180,904

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$12,180,904
	Less: Cash Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(540,500)
	Less: RRP Stock Purchases (2)	0
	Net Cash Proceeds	$11,640,404
	Estimated after-tax net incremental rate of return	2.02%
	Earnings Increase	$235,013
	Less: Consolidated interest cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(16,534)
	Less: RRP Vesting (3)	0
	Less: Option Plan Vesting (4)	(54,173)
	Net Earnings Increase	$164,306

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2009 (reported)	$1,396,000	$164,306	$1,560,306
	12 Months ended December 31, 2009 (core)	$941,000	$164,306	$1,105,306

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2009	$26,087,330	$11,640,404	$ -	$37,727,734
	December 31, 2009 (Tangible)	$23,360,330	$11,640,404	$0	$35,000,734

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2009	$289,670,330	$11,640,404	$0	$301,310,734

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 0% of the second step offering.
(3) ESOP amortized over 20 years, tax effected at: 38.82%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jacksonville Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$28,735,155
Exchange Ratio	1.49599
2nd Step Offering Proceeds	$15,539,375
Less: Estimated Offering Expenses	1,383,585
2nd Step Net Conversion Proceeds (Including Foundation)	$14,155,790

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$14,155,790
Less: Cash Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(621,575)
Less: RRP Stock Purchases (2)	0
Net Cash Proceeds	$13,534,215
Estimated after-tax net incremental rate of return	2.02%
Earnings Increase	$273,248
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(19,014)
Less: RRP Vesting (3)	0
Less: Option Plan Vesting (4)	(62,299)
Net Earnings Increase	$191,935

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2009 (reported)	$1,396,000	$191,935	$1,587,935
12 Months ended December 31, 2009 (core)	$941,000	$191,935	$1,132,935

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$26,087,330	$13,534,215	$ -	$39,621,545
December 31, 2009 (Tangible)	$23,360,330	$13,534,215	$0	$36,894,545

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2009	$289,670,330	$13,534,215	$0	$303,204,545

(1) Includes ESOP purchases of 4% of the second step offering.
(2) Includes RRP purchases of 0% of the second step offering.
(3) ESOP amortized over 20 years, tax effected at: 38.82%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Jcksnville Bcp MHC of IL(45.9) and Comparables
For the Twelve Months Ended December 31, 2009

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CZWI	Citizens Comm Bncorp Inc of WI	-3,274	8,072	-2,744	0	2,054	5,113	0.40
FFDF	FFD Financial Corp of Dover OH	783	-500	170	0	453	1,011	0.45
FCAP	First Capital, Inc. of IN(1)	1,395	-232	79	0	1,242	2,758	0.45
FSFG	First Savings Fin. Grp. of IN	1,565	67	-23	0	1,609	2,415	0.67
HFBC	HopFed Bancorp, Inc. of KY(1)	-352	-1,333	453	0	-1,232	3,595	-0.34
LSBI	LSB Fin. Corp. of Lafayette IN(1)	950	-1,028	350	0	272	1,554	0.17
LBCP	Liberty Bancorp, Inc. of MO	2,175	-801	272	0	1,646	3,610	0.46
RIVR	River Valley Bancorp of IN(1)	1,576	-854	290	0	1,012	1,504	0.67
WVFC	WVS Financial Corp. of PA	1,413	148	-50	0	1,511	2,066	0.73
WAYN	Wayne Savings Bancshares of OH	1,966	-110	37	0	1,893	3,004	0.63

(1) Financial information is for the quarter ending September 30, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (24)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com